Independent Technical Report
for the Hollister Gold Project,
Nevada, USA

Report Prepared for
Carlin Resources, LLC

Report Prepared by

SRK Consulting (Canada) Inc.
2UK005.000
October 2016

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Independent Technical Report for the Hollister Gold Project, Nevada, USA	Page i

Independent Technical Report
for the Hollister Gold Project,
Nevada, USA

Carlin Resources LLC
101-905 Railroad Street
Elko, Nevada, USA
89801

SRK Consulting (Canada) Inc.
Suite 2200-1066 West Hastings Street
Vancouver, B.C., Canada V6E 3X2

email: vancouver@srk.com
website: www.srk.com

Tel: +1.604.681.4196
Fax: +1.604.687.5532

SRK Project Number 2UC057.002

Effective date:	May 30, 2016
Signature date:	October 25, 2016

Authored by:

Marek Nowak, PEng	Chad Yuhasz, PGeo
Principal Geostatistician Consultant	Principal Resource Consultant

Peer Reviewed by:

Gilles Arseneau, PGeo
Associate Principal Consultant

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Important Notice

This report was prepared as a National Instrument 43-101 Technical Report for Carlin Resources, LLC (“Carlin Resources”) by SRK Consulting (Canada) Inc. (“SRK”). The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in SRK’s services, based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. This report is intended for use by Carlin Resources subject to the terms and conditions of its contract with SRK and relevant securities legislation. The contract permits Carlin Resources or its parent entity to file this report as a Technical Report with Canadian securities regulatory authorities pursuant to National Instrument 43-101, Standards of Disclosure for Mineral Projects. Except for the purposes legislated under provincial securities law, any other uses of this report by any third party is at that party’s sole risk. The responsibility for this disclosure remains with Carlin Resources or its parent entity. The user of this document should ensure that this is the most recent Technical Report for the property as it is not valid if a new Technical Report has been issued.

Copyright

This report is protected by copyright vested in SRK Consulting (Canada) Inc. It may not be reproduced or transmitted in any form or by any means whatsoever to any person without the written permission of the copyright holder, other than in accordance with stock exchange and other regulatory authority requirements.

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Executive Summary

Introduction

In February 2016, Carlin Resources, LLC (together with its predecessor entities, “Carlin Resources”) commissioned SRK Consulting (Canada) Inc. (“SRK”) to prepare a geological and mineral resource model for the near surface mineralization on the Hollister Project. The services were rendered between February and July 2016. This report was compiled by the following qualified persons (“QP”): Chad Yuhasz, PGeo., and Marek Nowak, PEng., both of SRK.

This technical report documents a mineral resource statement for the Hollister Project prepared by SRK. It was prepared following the guidelines of the Canadian Securities Administrators’ National Instrument 43-101. The mineral resource statement reported herein was prepared in conformity with generally accepted CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines.”

This project is a past producer for both open pit and underground. The underground is currently on care and maintenance and is not the focus of this report.

Property Description and Ownership

Hollister Project is centered on Latitude 41° 06’ North, Longitude 116° 31’ West, which is in Townships 37 and 38 North, Range 48 East, Ivanhoe Mining District, Elko County, Nevada, USA. The centre point is approximately 61.5 miles east-northeast of Winnemucca, Nevada, and approximately 204 miles northeast of Reno, NV (straight-line distances).

Hollister Project comprises 1,005 unpatented lode claims and 11 unpatented mill site claims that cover an area in excess of 18,000 acres. Carlin Resources is the registered title holder of 796 of the 1,005 Hollister Project lode claims, as well as all 11 of the mill site claims. An additional 209 of the lode claims have been until recently controlled by Carlin Resources through the additional agreements mentioned in this report. On October 3, 2016, Klondex Mines Ltd. announced closing of its acquisition of all of the membership interests of Carlin Resources, LLC.

Geology and Mineralization

The geologic setting at Hollister includes Ordovician Vinini Formation at the base of the sequence consisting of basinal sedimentary quartzite, siltite, and argillite rocks. The unconformity surface is a conglomerate/breccia with angular and sub-angular Vinini clasts within a silt, sand and tuffaceous matrix. Ordovician rocks are intruded and overlain by late Eocene intrusive, welded tuff, and mafic rocks. Welded tuffs are overlain by basalts and trachyandesites and these are preserved in a west-trending belt in the northern part to the district. Eocene granodiorite intrusive rocks are present in the northeastern portion of the district.

Disseminated gold mineralization occurs in altered Miocene volcanic units in the Hollister open pits. Other zones of volcanic-hosted, disseminated gold are also known to exist beneath near-surface mercury mineralization at the Clementine, Velvet, and Butte #1 zone, north of the Hollister pits Veins at Hollister contain the bulk of the high-grade (>10 g/t Au) mineralization known within the property. The principal veins, Clementine and Gwenivere, comprise semi-continuous vein systems with internal ore shoots, and local echelon steps or splays. The veins in mineralized areas typically range from 0.5 to 2.0 feet in width, but locally can be more than 5.0 feet in width. The veins are almost entirely hosted below the Tertiary-Ordovician contact.

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Deposit oxidation includes oxide, transition, and reduced oxidation states. Reduced material includes oxide along fractures and completely reduced rock with no oxide. Oxide material includes only rock that was completely oxidized, and transition material includes rock that had partial oxidation throughout the rock.

Redox boundaries vary across the property. Generally, oxidation is restricted to the Tertiary rocks, but along faults, oxide and transition material extends into the Ordovician. Oxide material ranges in thickness from about 570 ft. to tens of feet. Oxide-reduced contacts have a variably thick transition zone from tens of feet to about 270 ft. Oxide to reduced material can commonly occur along lithologic changes, i.e. tuff to basaltic andesite.

Exploration Status

A variety of exploration programs have been conducted on the Hollister Project since the early 1900’s. The most recent exploration programs were conducted by Great Basin Gold (“GBG”) and Carlin Resources.

GBG completed a gravity survey in 2009. The survey consisted of 1,137 stations collected at 650 ft by 650 ft spacing. The data was merged with 423 gravity stations acquired by Newmont over the main Tertiary area. Also during this period lithological mapping within the Hollister Development Block was completed, as well as regional lineament and structure mapping from satellite imagery. Extensive data compilation of all historical property-wide mapping was completed in 2014 by Carlin Resources. Property- and district-scale structure reviews were completed by Panterra Geoservices Inc. A structural review was also completed by Carlin Resources. Vein characterization and spectroscopy alteration was completed for the different Ordovician hosted veins. Spectrographic alteration was also done on the Tertiary above vein zones and in the Hatter intrusive from drill core. Mercury data was leveled for regional soils and used with regional and local structural interpretations. In addition, an ore characterization study was completed.

Metallurgical Testing

A strong correlation between column leach testwork and bottle roll testwork gold recoveries was documented in 1987-1988. Based on this correlation, in 2015-2016, a regression analysis of the cyanide solubility data available within updated metallurgical domains was conducted by Carlin Resources to yield recovery functions. The recovery functions include a process efficiency factor of 90% to account for inefficiencies in commercial scale operation. Heap leach recoveries for the 2015 metallurgical domains were estimated at 72% in oxides, 34% in transition and 8% in sulfide rocks. These recoveries are in agreement with the 1990 heap leach feasibility study recoveries.

Mineral Resource and Mineral Reserve Estimates

The mineral resource model presented herein represents the first NI 43-101 compliant mineral resource evaluation of the near surface mineralization on the Hollister Project. The Hollister verification of data used in the resource estimation and wireframe models were completed by Tessa Scott under a supervision of Mr. Marek Nowak, PEng (APEGBC#119958). The mineral resource estimates were completed by Marek Nowak.

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The estimated tonnes and grades presented herein encompass the near surface low-grade disseminated Tertiary mineralization and the high grade veins located within Tertiary. The resource block model is based on 2,034 drill holes in the area of interest surrounding the main mineralized area. This area consists of the Pit, Vein, Velvet, and Butte Zones.

Gold and silver were estimated in seven domains limited to an area defined by a 0.1 g/t Au grade shell and encompassed both the Tertiary and the Ordovician mineralization. The estimation domains represent a combination of lithology, alteration and oxidation models. Note that the reported resource is limited to three domains in the Tertiary area.

In the opinion of SRK, the block model resource estimate and resource classification reported herein are a reasonable representation of the mineral resources on the Hollister Project within the Tertiary area. The mineral resources presented herein have been estimated in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines and are reported in accordance with Canadian Securities Administrators’ National Instrument 43-101. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

The “reasonable prospects for eventual economic extraction” requirement for a mineral resource generally implies that the quantity and grade estimates meet certain economic thresholds, and that the mineral resources are reported at an appropriate cut-off grade taking into account extraction scenarios and processing recoveries. In order to demonstrate the reasonable prospect of eventual economic extraction, SRK constrained the overall mineral resource with Whittle™ pit optimization software using the parameters shown in Table i. The optimization parameters were selected by Carlin Resources engineers based on experience and benchmarking against similar projects. The results are used as a guide to assist in the preparation of a mineral resource statement and to select an appropriate resource reporting cut-off grade.

The reader is cautioned that the results from the pit optimization are used solely for the purpose of testing the “reasonable prospects for eventual economic extraction” by an open pit and do not represent an attempt to estimate mineral reserves.

Table ii presents the Indicated and Inferred depleted open pit resources in the Tertiary area within the Whittle™ shell at 0.15 g/t Au cut-off in Oxides and 0.33 g/t Au cut-off in mixed zones.

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Table i: WhittleTM Optimization parameters for resource estimate

Input for Pit Optimization	Au	Ag	Units
Metal price	1,275	16	$/oz
Open pit mining cost - Plant feed and Waste		$1.37	US$/t mined
G&A costs - site and town Administration	Included in Processing		US$/t milled
Refining Costs - including transport, metal retention, and insurance	$5.00	$0.50	US$/oz
Processing operating costs	$3.91		US$/t milled
Oxide recovery	72%	15%	%
Transition recovery	34%	15%	%
Sulfide recovery	8%	15%	%
Royalty	5%		%
Overall Slope Angle	45		Degrees

Table ii: Mineral Resource Statement*, Hollister Gold Project, Nevada, USA, SRK Consulting, effective date, May 30, 2016.

Category	Redox	Quantity (x1000 Tonnes)	Grade		Contained Metal
			Au (g/t)	Ag (g/t)	Au (x1000 Oz)	Ag (x1000 Oz)
Indicated	Oxide	18,876	0.90	1.22	549	740
	Mixed	1,899	1.05	1.19	64	73
Inferred	Oxide	33,063	0.42	0.60	449	642
	Mixed	1,349	0.77	1.20	33	52

*Mineral resources are reported in relation to a conceptual pit shell. Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimate. All composites have been capped where appropriate.

Conclusions

SRK reviewed and audited the exploration data available for the Hollister Project. Overall, the validation of the data and the analytical quality control data examined by SRK suggest that gold grades are reasonably reproduced, and that the assays are generally reliable for the purpose of resource estimation.

In addition, SRK reviewed geological and redox surfaces interpretations provided by Carlin Resources and found them acceptable. Designed by SRK, the seven estimation domains represent a combination of a 0.1 g/t Au grade shell, lithology, alteration, and redox models. LeapfrogTM Geo 3.0 software was used for modeling the mineralized solids.

Following geostatistical analysis and variography, SRK constructed a resource block model with, notably, high grade restriction applied on composite assay grades from high grade populations. After validation and classification, SRK considers that the near surface mineral resources for the Hollister Project are appropriately reported at 0.15 g/t Au cut-off in Oxides and 0.33 g/t Au cut-off in mixed zones. Sulfide mineralization and the mineralization within the Ordovician area have been excluded from resource reporting.

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There are two major factors that may affect the quality and quantity of the current estimates, and thereby highlight opportunities for improvement:

•	Constant specific gravity has been assigned to large resource areas. Local assessment of block densities will be only possible once more data has been collected.

•	Uncertain recoveries in oxides, mixed and sulfide zones.

Recommendations

The following recommendations provide framework for future drilling, improved geology and resource models:

•	Modification of assays that through multiple translations between database management software packages have resulted in slightly different assays from lab certificates.

•	Review of underground QAQC samples to remove rerun failed samples.

•	Increase to 5% field duplicates and include 5% of umpire duplicates for QAQC analysis.

•	Additional review and entry of alteration data from historic drilling.

•	Further core sampling for SG determinations for local assessment of block densities.

•	Studies of the structural setting and its influence on the mineralization.

•	Improved definition of final topography surface: pre-mining and post-mining.

•	Additional metallurgical testing for assessment of gold and silver recoveries in oxides, mixed, and sulfide zones.

•	Continue to update and improve the geological interpretations (lithology, alteration and oxidation), as more data and project understanding becomes available.

•	Sampling and assaying of not sampled drill hole sections within the mineralized area.

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Table of Contents

Important Notice				ii

Copyright				ii

Executive Summary				iii
	Introduction			iii
	Property Description and Ownership			iii
	Geology and Mineralization			iii
	Exploration Status			iv
	Mineral Resource and Mineral Reserve Estimates			iv
	Conclusions			vi
	Recommendations			vii

Table of Contents				viii

List of Tables				xii

List of Figures				xiii

1	Introduction and Terms of Reference			1
	1.1	Scope of Work		1
	1.2	Work Program		1
	1.3	Basis of Technical Report		2
	1.4	Qualifications of SRK and SRK Team		2
	1.5	Site Visit		3
	1.6	Acknowledgement		3
	1.7	Declaration		3

2	Reliance on Other Experts			5

3	Property Description and Location			6
	3.1	Mineral Tenure		8
	3.2	Underlying Agreements		10
		3.2.1	Hollister Purchase Agreement	10
		3.2.2	Robbie Claim Block Agreement	11
		3.2.3	Taxes, Royalties & Payments	13
		3.2.4	Hollister Development Block	14
	3.3	Permits and Authorization		15
		3.3.1	Surface Rights	15
		3.3.2	Use & Occupancy	16
		3.3.3	Hollister Project	16
		3.3.4	Limitations	16
	3.4	Environmental Considerations		16
		3.4.1	Underground Mining at the Hollister Project	16
		3.4.2	Open Pit Mining at the Hollister Project	17
		3.4.3	Liabilities	17

4	Accessibility, Climate, Local Resources, Infrastructure and Physiography			18
	4.1	Topography, Vegetation, and Elevation		18
	4.2	Climate		18
	4.3	Sufficiency of Surface Rights		18
	4.4	Accessibility		18
	4.5	Local Resources		19
	4.6	Infrastructure		20

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5	History			22
	5.1	Ownership History		22
	5.2	Historical Exploration		23
		5.2.1	Early Mining Activity	23
		5.2.2	1960s & 1970s Exploration Activity	23
		5.2.3	1980s Exploration Activity	23
		5.2.4	Touchstone-Galactic Joint Venture	23
		5.2.5	Newmont Exploration Limited	23
		5.2.6	Great Basin Gold Limited Joint Venture (1997-2013)	24
	5.3	Historical Resource Estimation		26
		5.3.1	United States Steel Corporation	26
		5.3.2	Touchstone-Galactic Joint Venture	27
		5.3.3	Great Basin Gold Limited - Underground Trial Mining	27
	5.4	Historical Production		27
		5.4.1	Touchstone-Galactic Joint Venture	27
		5.4.2	Great Basin Gold Limited - Underground Trial Mining	27
	5.5	Carlin Resources		28

6	Geological Setting and Mineralization			29
	6.1	Regional Geology		29
	6.2	Property Geology		30
	6.3	Structural Setting		34
	6.4	Alteration		35
	6.5	Mineralization		37
		6.5.1	Tertiary-Hosted Mercury Mineralization	37
		6.5.2	Tertiary-Upper Ordovician Hosted Gold- Silver Mineralization	37
		6.5.3	Ordovician-Hosted Au-Ag Mineralization	39
	6.6	Oxidation		40

7	Deposit Types			41

8	Exploration			42
	8.1	Carlin Resources (2013 – Present)		42

9	Drilling			43
	9.1	Pre-August 1997		43
	9.2	Great Basin Gold – August 1997 to July 2002		44
	9.3	Hecla Mining Company – August 2002 to April 2007		45
	9.4	Great Basin Gold – May 2007 to March 2009		45
		9.4.1	Underground Drilling	45
		9.4.2	Surface Drilling	45
	9.5	Great Basin Gold – April 2009 to May 2013		45
		9.5.1	Underground Drilling	45
		9.5.2	Surface Drilling	45
	9.6	Carlin Resources – May 2013 to November 2014		46
		9.6.1	Underground Drilling	46
		9.6.2	Surface Drilling	46
	9.7	Carlin Resources – November, 2014 to June, 2016		46
		9.7.1	Underground Drilling	46
	9.8	Carlin Resources – July 2015 to November 2015		46

10	Sample Preparation, Analyses, and Security			48
	10.1	Pre-1997		48
	10.2	Great Basin Gold and Hecla Joint Venture 1997-2013		48
		10.2.1	Sample Preparation and Assaying Procedures	48
		10.2.2	Security and Storage	53

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	10.3	Carlin Resources Core Drilling Sampling, 2013-2016		53
		10.3.1	Sample Preparation and Assaying Procedures	53
		10.3.2	Security and Storage	54
	10.4	Specific Gravity Determinations		55
		10.4.1	Great Basin Gold	55
		10.4.2	Carlin Resources	55
	10.5	Analytical Quality Control Data		55
		10.5.1	QAQC Verifications 1998 to 2001	55
		10.5.2	QAQC Verifications 2006 to 2014	58
		10.5.3	2015 Drilling	62
	10.6	SRK Comments		68

11	Data Verification			69
	11.1	Verifications by Great Basin Gold		69
	11.2	Verifications by Carlin Resources		69
		11.2.1	Issues	69
		11.2.2	Corrective Actions	69
	11.3	Verifications by SRK		70
		11.3.1	Evaluation of Historic Data	70
		11.3.2	Database Validation	72
		11.3.3	Summary - Verifications by SRK	72

12	Mineral Processing and Metallurgical Testing			73
	12.1	Historical Testwork (1983 to 1984)		73
	12.2	Historical Testwork (1987 to 1988)		73
	12.3	Recent works (2015 to 2016)		73
	12.4	Metallurgical Recovery Estimates		74

13	Mineral Resource Estimates			76
	13.1	Introduction		76
	13.2	Resource Estimation Procedures		76
	13.3	Resource Database		76
	13.4	Geology Modelling		77
		13.4.1	Topographic Surfaces	77
		13.4.2	Grade Shell Model	78
		13.4.3	Lithology Modeling	80
		13.4.4	Vein Zone Solids	81
		13.4.5	Redox Surfaces	82
		13.4.6	Alteration Solids	83
	13.5	Estimation Domains		83
	13.6	Compositing		85
	13.7	Data Statistics		85
	13.8	Evaluation of High Grade Populations		86
	13.9	Specific Gravity		87
	13.10	Statistical Analysis and Variography		88
	13.11	Contact Analysis		90
	13.12	Block Model and Grade Estimation		91
	13.13	Model Validation and Sensitivity		93
	13.14	Mineral Resource Classification		96
	13.15	Mineral Resource Statement		97
	13.16	Grade Sensitivity Analysis		99
	13.17	Previous Mineral Resource Estimates		101
	13.18	Recommendations for Conversion of Mineral Resources into Mineral Reserves		101

14	Interpretation and Conclusions			102

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15	Recommendations	103
16	Acronyms and Abbreviations	104
17	References	105
18	Date and Signature Page	108

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List of Tables

Table 3.1:	A Summary of the Hollister Project Claims Controlled by Carlin Resources.	8
Table 3.2:	A Summary of the Royalties and Payments Due	14
Table 5.1:	Trial Mining Production by GBG.	28
Table 5.2:	Trial Mining Production by Great Basin Gold Limited	28
Table 9.1:	Drilling summary by company.	43
Table 10.1:	Summary of 1998- 2001 Surface drilling QAQC	56
Table 10.2:	Summary of Underground QAQC.	59
Table 10.3:	Summary of blank results by lab for underground drilling.	59
Table 10.4:	Standards for underground drilling.	61
Table 10.5:	Summary of Analytical Quality Control Data	62
Table 10.6:	Summary of 2015 Standard Results.	64
Table 10.7:	Summary of Analytical Quality Control Data Produced	66
Table 10.8:	Summary of 2015 standard results.	67
Table 13.1:	Exploration Data within the Modeled Area	77
Table 13.2:	Initial Estimation domains	84
Table 13.3:	Final Estimation domains.	85
Table 13.4:	Gold high grade population thresholds	87
Table 13.5:	Silver high grade population thresholds.	87
Table 13.6:	Correlograms of Au grades.	90
Table 13.7:	Block model extents.	92
Table 13.8:	Estimation parameters	93
Table 13.9:	High grade search restriction parameters.	93
Table 13.10:	Comparisons of average grades from different block models	94
Table 13.11:	WhittleTM Optimization parameters for resource estimate constraint.	98
Table 13.12:	Mineral resource statement for open pit mineralization within the Tertiary area on the Hollister Project	99
Table 13.13:	Block model quantities and grade estimates	99

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List of Figures

Figure 3.1:	Hollister Project location showing state boundaries	6
Figure 3.2:	Nevada State outline showing the Hollister Project location	7
Figure 3.3:	The Hollister Project Claims Area. Projection is longitude-latitude WGS 84.	9
Figure 3.4:	Hollister Project with outline of the Hollister Development Block	15
Figure 4.1:	Accessibility Map of the Hollister Property	19
Figure 4.2:	Outline of the Hollister Project	20
Figure 4.3:	Mine Infrastructure at Hollister.	21
Figure 4.4:	Hollister Powerline Route Map.	21
Figure 5.1:	Example of surface geochemistry coverage of the Hollister Project by sample type.	25
Figure 5.2:	Example of magnetics data. PRJ Airborne magnetics reduced to pole, 2006	26
Figure 5.3:	Plan view showing the underground workings	28
Figure 6.1:	Location of the Hollister Mine area and major geographic features	30
Figure 6.2:	Local Surface Geology of the Hollister Project	31
Figure 6.3:	Simplified stratigraphic sections from across the Ivanhoe District	32
Figure 6.4:	Alkali-silica diagram for selected Hollister lithologies	33
Figure 6.5:	Section looking north across the mine area and Hatter Graben.	35
Figure 6.6:	Example of the alteration types and distributions	37
Figure 6.7:	Perspective view of the USX East and West pits	38
Figure 6.8:	Section view through the Vein zone	39
Figure 6.9:	Ginguro bands developed within veins from the Clementine structure	40
Figure 6.10:	Example of the multiple textures observed in veins.	40
Figure 7.1 :	Schematic model of low-sulfidation	41
Figure 9.1:	Drill hole collar map by company. Project is UTM NAD27, Zone 11	44
Figure 9.2:	Drill hole locations for the 2015 surface drilling program	47
Figure 10.1:	Hollister’s Drill Core Sampling and Analytical Flow Chart	50
Figure 10.2:	Hollister’s Whole Core Sampling and Analytical Flow Chart	51
Figure 10.3:	Hollister’s RC Chip Sampling and Analytical Flow Chart	52
Figure 10.4:	Analytical flow chart for the 2013- 2015 Tertiary drilling program	54
Figure 10.5:	Blanks for surface drilling, 1998- 2001	56
Figure 10.6:	Standard 98GH1 results for gold	57
Figure 10.7:	Umpire lab duplicate pair results for gold plotted as relative deviation.	58
Figure 10.8:	Blanks for underground drilling sorted by lab and date	60
Figure 10.9:	Standard CDN-CGS-15 for gold	61
Figure 10.10:	Standard CDN-GS-5J for gold	62
Figure 10.11:	Results from 2015 blank samples sorted by date.	63
Figure 10.12:	Results of 2015 gold standard CDN-GS-P4E.	64

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Figure 10.13:	Field duplicate results plotted as relative deviation	65
Figure 10.14:	Results from 2015 blank samples.	66
Figure 10.15:	Results of 2015 gold standard CDN-GS-22.	67
Figure 11.1:	Quantile-quantile plots of the distribution of block grades	71
Figure 11.2:	Quantile-quantile plots of the distribution of block grades	71
Figure 12.1	Box and whisker plot of cyanide solubility ratio	74
Figure 13.1:	Plan views of original topography surface	78
Figure 13.2:	Plan view of the final post-mining topography	78
Figure 13.3:	Plan view of the 0.1 g/t gold grade shell model	79
Figure 13.4:	Cross section of the final 0.1 g/t gold shell model	79
Figure 13.5:	Cross section view of the Ordovician/Tertiary unconformity contact	80
Figure 13.6:	3D view of a thick section with the final lithology solids	81
Figure 13.7:	3D view of the vein zone solids.	82
Figure 13.8:	Cross section view of the oxide (red) and sulphide (blue) bounding surfaces	82
Figure 13.9:	Plan view of silica solid (blue) above the Ordovician/Tertiary surface (orange).	83
Figure 13.10:	Probability plots of composited gold assay data	84
Figure 13.11:	Basic statistics for declustered gold composite assays	86
Figure 13.12:	Basic statistics for declustered silver composite assays	86
Figure 13.13:	Statistics of SG data in grouped estimation domains	88
Figure 13.14:	(a) Experimental correlogram map and (b) Modeled correlogram map	89
Figure 13.15:	Gold grades at the Ordovician- Tertiary contact	91
Figure 13.16:	Gold grades in the Ordovician area at contact between Mixed and Sulfide zones	91
Figure 13.17:	Comparison of gold block estimates with borehole assay data	95
Figure 13.18:	SilTer domain: declustered average gold composite grades	95
Figure 13.19:	OtherTer domain: declustered average gold composite grades	96
Figure 13.20:	Plan view of the Indicated Category solid	97
Figure 13.21:	Indicated Category: Grade-Tonnage curves for the Hollister Project.	100
Figure 13.22:	Inferred Category: Grade-Tonnage curves for the Hollister Project	100

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2UK005.000 – Carlin Resources LLC
Independent Technical Report for the Hollister Gold Project, Nevada, USA	Page 1

1	Introduction and Terms of Reference

The Hollister Project is an advanced stage gold exploration project, located in the United States. It is located near Reno Nevada. Carlin Resources LLC (together with its predecessor entities, “Carlin Resources”) owns or controls 100% of the Hollister Project. Carlin Resources is a gold mining company that is engaged in the exploration and development of the Hollister Project (previously known as Ivanhoe Property or Ivanhoe Gold Project).

In February 2016, Carlin Resources commissioned SRK Consulting (Canada) Inc. (“SRK”) to visit the property and prepare a geological and mineral resource model for the Hollister Project. The services were rendered between February and October 2016.

This technical report documents a mineral resource statement for the Hollister Project prepared by SRK. It was prepared following the guidelines of the Canadian Securities Administrators’ National Instrument 43-101. The mineral resource statement reported herein was prepared in conformity with generally accepted CIM “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines.” This technical report summarizes the technical information available on the Hollister Project and demonstrates that the Hollister Project clearly qualifies as an “Advanced Exploration Property” as defined by the Toronto Stock Exchange.

The Hollister Project is a past producer for both open pit and underground. As of the date of this report, the underground is on care and maintenance and is not the focus of this report.

1.1	Scope of Work

The scope of work, as defined in a letter of engagement executed on February 02, 2016 between Carlin Resources and SRK includes a design of a mineral resource model for the near surface gold and silver mineralization on the Hollister Project and the preparation of an independent technical report in compliance with National Instrument 43-101 guidelines. This required a completion of the following aspects of this project:

•	A comparison of 2015 drilling with historical drilling;

•	Data verification;

•	Review of quality assurance and quality control (QAQC) procedures;

•	Site visit;

•	Geological modeling;

•	Mineral resource estimation and validation;

•	Preparation of a mineral resource statement; and

•	Compilation of the findings into a 43-101 compliant technical report .

1.2	Work Program

The mineral resource statement reported herein is a collaborative effort between Carlin Resources and SRK personnel. The exploration database was compiled and maintained by Carlin Resources, and was audited by SRK. The geological model and outlines for the gold mineralization were constructed by Carlin Resources and SRK. In the opinion of SRK, the geological model is a reasonable representation of the distribution of the targeted mineralization at the current level of sampling. The geostatistical analysis, variography and grade models were completed by SRK between March and May, 2016. The mineral resource statement reported herein was presented to Carlin Resources in a memorandum report on May 30, 2016.

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Independent Technical Report for the Hollister Gold Project, Nevada, USA	Page 2

The mineral resource statement reported herein was prepared in conformity with generally accepted CIM “Exploration Best Practices” and “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines. This technical report was prepared following the guidelines of the Canadian Securities Administrators National Instrument 43-101.

The technical report was assembled in Vancouver primarily during the months of June and July of 2016, and finalised in October 2016.

1.3	Basis of Technical Report

This report is based on information collected by SRK during site visits in December 2014, and in February 2016, and it is based on additional information provided by Carlin Resources throughout the course of SRK’s investigations. SRK has no reason to doubt the reliability of the information provided by Carlin Resources. This technical report is based on the following sources of information:

•	Discussions with Carlin Resources personnel;

•	Inspection of the Hollister Project area, including open pits and drill core;

•	Review of exploration data collected by Great Basin Gold, Carlin Resources, and various historical operators; and

•	Drill hole database compiled by Carlin Resources

1.4	Qualifications of SRK and SRK Team

The SRK Group comprises over 1,000 professionals, offering expertise in a wide range of resource engineering disciplines. The SRK Group’s independence is ensured by the fact that it holds no equity in any project and that its ownership rests solely with its staff. This fact permits SRK to provide its clients with conflict-free and objective recommendations on crucial judgment issues. SRK has a demonstrated track record in undertaking independent assessments of Mineral Resources and Mineral Reserves, project evaluations and audits, technical reports and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies and financial institutions worldwide. The SRK Group has also worked with a large number of major international mining companies and their projects, providing mining industry consultancy service inputs.

The Hollister verification of data used in the resource estimation and wireframe models were completed by Tessa Scott under a supervision of Mr. Marek Nowak, PEng (APEGBC#119958). The resource estimation sections were completed by Marek Nowak. This technical report was compiled by Mr. Chad Yuhasz, PGeo (APEGBC#31779), Marek Nowak, PEng, and Tessa Scott. By virtue of their education, membership to a recognized professional association and relevant work experience, Chad Yuhasz and Marek Nowak are independent Qualified Persons as this term is defined by National Instrument 43-101. Additional contributions were provided by Tricia Evans, Keith Fowlow, and Scott Craig from Carlin Resources.

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Independent Technical Report for the Hollister Gold Project, Nevada, USA	Page 3

1.5	Site Visit

Marek Nowak and Tessa Scott visited the Hollister Project on December 8 to 10, 2014. The purpose of the site visit was to inspect the property and ascertain its geological setting, witness the extent of the previous mine operations, and review available data for geological modeling and resource estimates.

During the site visit, SRK examined the historic open pit area. In addition, an extensive amount of time has been allocated for reviewing of available documentation related to past exploration campaigns.

In February 2016 an additional site visit was conducted by Chad Yuhasz. The first day was spent in the Carlin Resources’ Winnemucca office and core facility, with key members of the Carlin Resources geology department. Geological interpretations were reviewed on paper sections and core was reviewed from some of the available 2015 core drilling. Discussions were held about the drilling controls, logging protocols and procedures, as well as the analytical methodologies, and QAQC.

The second day was spent at the Hollister site, where drill pads from the 2015 drill program were located, and GPS coordinates were taken and compared to the coordinates in the drill hole database. No material discrepancies were discovered. The historical open pits were reviewed, and the exposed geology was reviewed and discussed as it related to the updated geological interpretations.

The third day was spent at the Reno office, with the project database manager. The digital database, the database protocols, and Carlin Resources’ QAQC results were reviewed and discussed.

The site visit also aimed at investigating the geological and structural controls on the distribution of the gold mineralization in order to aid the construction of three dimensional gold mineralization domains.

SRK was given full access to relevant data and conducted interviews of Carlin Resources personnel to obtain information on the past exploration work, to understand procedures used to collect, record, store and analyze historical and current exploration data.

1.6	Acknowledgement

SRK would like to acknowledge the support and collaboration provided by Carlin Resources personnel for this assignment. Their collaboration was greatly appreciated and instrumental to the success of this project.

1.7	Declaration

SRK’s opinion contained herein and effective as of the date of this report is based on information collected by SRK throughout the course of SRK’s investigations, which in turn reflect various technical and economic conditions at the time of writing. Given the nature of the mining business, these conditions can change significantly over relatively short periods of time. Consequently, actual results may be significantly more or less favourable.

This report may include technical information that requires subsequent calculations to derive subtotals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, SRK does not consider them to be material.

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Independent Technical Report for the Hollister Gold Project, Nevada, USA	Page 4

SRK is not an insider, associate or an affiliate of Carlin Resources, and neither SRK nor any affiliate has acted as advisor to Carlin Resources, its subsidiaries or its affiliates in connection with this project. The results of the technical review by SRK are not dependent on any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings.

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Independent Technical Report for the Hollister Gold Project, Nevada, USA	Page 5

2	Reliance on Other Experts

SRK has not performed an independent verification of land title and tenure information as summarized in Section 3 of this report. SRK did not verify the legality of any underlying agreement(s) that may exist concerning the permits or other agreement(s) between third parties, but have relied on Carlin Resources. The reliance applies solely to the legal status of the rights disclosed in Sections 3.1and 3.2 below.

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Independent Technical Report for the Hollister Gold Project, Nevada, USA	Page 6

3	Property Description and Location

Hollister Project is centered on Latitude 41° 06’ North, Longitude 116° 31’ West, (Figure 3.1) which is in Townships 37 and 38 North, Range 48 East, Ivanhoe Mining District, Elko County, Nevada, USA. The centre point is approximately 61.5 miles east-northeast of Winnemucca, Nevada (Figure 3.2), and approximately 204 miles northeast of Reno, NV (straight-line distances).

(Source: Carlin Resources, 2016)
Figure 3.1:	Hollister Project location showing state boundaries, capital cities and interstate highways (projection is longitude -latitude WGS 84).

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Independent Technical Report for the Hollister Gold Project, Nevada, USA	Page 7

(Source: Carlin Resources, 2016)
Figure 3.2:	Nevada State outline showing the Hollister Project location and major cities (projection is longitude-latitude WGS 84).

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Independent Technical Report for the Hollister Gold Project, Nevada, USA	Page 8

3.1	Mineral Tenure

Hollister Project comprises 1,005 unpatented lode claims and 11 unpatented mill site claims that cover an area in excess of 18,000 acres. Carlin Resources is the registered title holder of 796 of the 1,005 Hollister Project lode claims, as well as all 11 of the mill site claims. An additional 209 of the lode claims are controlled by Carlin Resources through the additional agreements mentioned in this report. Table 3.1 summarizes the 1,005 lode claims and 11 mill site claims that Carlin Resources either owns or controls.

Figure 3.3 is a detailed claims plan, in UTM coordinates (UTM Nad 27 Zone 11) and US standard units. Lists of the 1,005 lode claims and 11 mill site claims are presented in Appendix A to this Technical Report. The claims are in good standing, but the reader should be aware that the claim boundaries across only a portion of Hollister Project have legally been surveyed.

Table 3.1: A Summary of the Hollister Project Claims Controlled by Carlin Resources.

Claim Group Name	Number	Ownership	Controlled through
Lode Claims
Ivanhoe	402	100% Carlin Resources, LLC	Ownership
Reclaim Area	57	Newmont USA Limited	Purchase Agreement
Hillcrest	45	Hillcrest Mining Company	Lease agreement
Robbie	107	Hi-Tech Exploration Limited	Sub-lease agreement
Aagaard	109	100% Carlin Resources, LLC	Ownership
Ho	139	100% Carlin Resources, LLC	Ownership
Jo	13	100% Carlin Resources, LLC	Ownership
Sheep Corral (or SC)	65	100% Carlin Resources, LLC	Ownership
RIB	13	100% Carlin Resources, LLC	Ownership
HDH	55	100% Carlin Resources, LLC	Ownership
Total	1,005	-	-
Mill Site Claims
MS	8	100% Carlin Resources, LLC	Ownership
HMS	3	100% Carlin Resources, LLC	Ownership
Total	11	-	-

*Note: the term ‘Ownership’ means that the claim holder has the possessory right to mine all veins of lode minerals whose apexes lie within the boundaries of the claims. Legal title remains vested in the U.S.

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(Source: Carlin Resources, 2016)
Figure 3.3:	The Hollister Project Claims Area. Projection is longitude -latitude WGS 84.

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Independent Technical Report for the Hollister Gold Project, Nevada, USA	Page 10

3.2	Underlying Agreements

3.2.1	Hollister Purchase Agreement

On February 25, 2013, Rodeo Creek Gold, Inc. (“RCG”), Touchstone and certain of their other affiliates entered US Bankruptcy Code Chapter 11 restructuring proceedings through which RCG, Touchstone and their affiliates sought to auction their assets and operations including the Hollister Property. On May 3, 2013, the United States Bankruptcy Court for the District of Nevada entered an order approving the sale (the “2013 Bankruptcy Sale”) of Hollister Project to Carlin Resources free and clear of all liens, claims, interests, encumbrances, rights, remedies, restrictions, liabilities and contractual commitments other than encumbrances such as royalties. The acquisition closed on May 20, 2013.

The 504 lode claims that were subject to the Hollister Purchase Agreement (as defined below) may conveniently be split into three distinct blocks: the Ivanhoe Claim Block comprising 402 unpatented lode claims; the Reclaim Area comprising 57 unpatented lode claims; and the Hillcrest Claim Block comprising 45 unpatented lode claims.

Ivanhoe Claim Block – The Ivanhoe Claim block is owned by Carlin Resources pursuant to the 2013 Bankruptcy Sale. 325 of the claims (the “Ivanhoe Royalty Claims”) are subject to a five percent net smelter royalty (“NSR”) in respect of gold production, which was originally reserved by United States Steel Corporation (“USSC”)and ultimately conveyed to Franco-Nevada U.S. Corporation (“Franco”). Following the 2013 Bankruptcy Sale, the Carlin Resources acknowledged and confirmed the Franco royalty pursuant to the Amended and Restated Royalty Agreement (the “Franco Royalty Agreement”) dated February 12, 2014 by and between Franco and Carlin Resources. Pursuant to the Franco Royalty Agreement, Carlin Resources granted Franco an additional sliding scale NSR (the “2013 Additional Royalty”) which applies in respect of all minerals produced from the Ivanhoe Royalty Claims when gold price per ounce exceeds US$1,700. The 2013 Additional Royalty is equal to 1% when the gold price per ounce is between US$1,700 and US$1,849.99, 1.5% when the gold price per ounce is between US$1,850 and US$1,999.99 and 3% when the gold price per ounce exceeds US$2,000. The 2013 Additional Royalty is only payable in calendar quarters where production from the Ivanhoe Royalty Claims, the Hillcrest Claims and the Reclaim Royalty Claims exceeds 13,750 ounces of gold or gold equivalent. The obligation to make payments under the 2013 Additional Royalty shall cease once Franco has been paid, in the aggregate, US$3,550,000 in 2013 Additional Royalty payments.

Reclaim Area - In conjunction with the purchase agreement dated August 13, 1997, among GBG, Newmont Exploration Limited (“Newmont”, a Denver, USA-based international mining company), Cornucopia Resources Limited (“Cornucopia”) and Touchstone Resources Company (“Touchstone”, registered in Nevada, USA, and then a wholly owned subsidiary of Cornucopia) pursuant to which GBGI acquired Newmont’s then-current 75 percent interest in Hollister Project (which comprised a total of 504 lode claims at that stage) (as later assigned to RCG, the “Hollister Purchase Agreement”), Touchstone executed a Quitclaim Deed and Assignment that conveyed its undivided 25 percent interest in the Reclaim Area of 57 unpatented claims to Newmont USA Limited (doing business as Newmont Mining Corporation). The Quitclaim Deed and Assignment were recorded in Elko County on September 11, 1997, and were filed with the U.S. Bureau of Land Management’s (BLM’s) Nevada State office on October 6, 1997.

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Independent Technical Report for the Hollister Gold Project, Nevada, USA	Page 11

Newmont USA Limited/Newmont Mining Corporation owns the Reclaim Area claims and will retain their ownership until such time as reclamation of the historical workings is complete. At that future point Carlin Resources will have the option, but not the obligation, to accept conveyance of the claims comprising the Reclaim Area.

Newmont USA Limited will continue to pay the federal claim maintenance fees, at least until such time as the claims have been conveyed to Carlin Resources.

A 5% Au NSR is payable to Franco, in respect of 55 of the 57 Reclaim Area claims (the “Reclaim Royalty Claims”). The 2013 Additional Royalty is also applicable to the Reclaim Royalty Claims.

Hillcrest Claim Block - The 45 lode claim, Hillcrest claim block is owned by Hillcrest Mining Company of Lakewood, Colorado, USA (“Hillcrest”). The claim block is currently controlled by Carlin Resources, subject to a sub-lease from the Hillcrest/Finley River partnership, the term of which expires in 2061.

The Hillcrest claims (the “Hillcrest Claims”) were originally subject to an 80 year Mineral Lease dated October 23, 1981 between Hillcrest as lessor and Auric Metals Corporation (“Auric”, a Utah corporation) as lessee. A sub-lease, dated December 10, 1981, was subsequently granted by Auric to United States Steel Corp (“USSC”). The sub-lease was then assigned by USSC to Touchstone and then further assigned to Ivanhoe Joint Venture by a Quitclaim Deed and Assignment dated August 24, 1990. RCG was assigned the sub-lease by way of a ‘Venture Agreement Assignment’ dated July 31, 1998. Carlin Resources acquired RCG’s interest in the Hillcrest Claims through the 2013 Bankruptcy Sale.

On October 27, 2000, Auric executed an Assignment of Interest conveying Auric’s interest in the Mining Lease dated October 23, 1981 and Auric’s interest in the sub-lease dated December 10, 1981 to Finley River Company, L.L.C. (“Finley”). The Assignment was recorded in Elko County on December 01, 2000.

There are two royalties associated with the Hillcrest Claims:

•

a 2% Au NSR reserved to Auric - Auric subsequently assigned one half of its reserved royalty to Hillcrest in an ‘Amendment to the Auric-Hillcrest Mineral lease and Assignment of Interest’ dated March 19, 1987 and, Auric conveyed its remaining 1% Au NSR to Finley, as part of the Assignment of Interest dated October 27, 2000.

•	a 3% Au NSR in favor of USSC that was ultimately conveyed to Franco. The 2013 Additional Royalty is also applicable to the Hillcrest Claims.

The claim block is also subject to the annual maintenance payments to BLM and Elko County.

3.2.2	Robbie Claim Block Agreement

The Robbie group of 107 contiguous claims, covering approximately 800 hectares (approximately eight square kilometers or 1,977 acres), were located by Hi-Tech Exploration Limited (“Hi-Tech”), a Colorado corporation, between May 21 and June 09, 1993. Certificates of Location were recorded in Elko County on August 10, 1993, and the claims were filed with BLM’s Nevada State Office on August 13, 1993. The claims were leased to Newmont in 1993.

On April 28, 1995, Newmont and Touchstone executed a Quitclaim Deed relinquishing their interest in the Robbie claims to Hi-Tech. The deed was recorded in Elko County on July 27, 1995. GBG leased the Robbie claim group pursuant to a lease agreement dated June 8, 1999 (the “Original Lease Agreement”) between GBG and the lessors (Hi-Tech, Auric, James F. Fouts and Hillcrest). The Original Lease Agreement was replaced by a lease agreement dated May 2, 2012 (the “Current Lease Agreement”) between Hi-Tech, Hillcrest, Finley and RCG. Carlin Resources acquired RCG’s interest in the Current Lease Agreement in the 2013 Bankruptcy Sale. The Current Lease Agreement extends to May 31, 2030. It renews automatically upon satisfaction of the terms stated in the Lease Agreement. Carlin Resources must also maintain the claims in good standing with BLM and Elko County.

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Other Claim Blocks Agreements

The Aagaard, Ho, Jo, Sheep Corral, RIB and mill site claim groups are wholly owned by Carlin Resources and were acquired through the 2013 Bankruptcy Sale Process. All the claim blocks outlined are subject to the annual maintenance payments to BLM and Elko County. The following details apply.

Aagaard Group - The 109 contiguous claims that comprise the Aagaard group are situated in Section 1 and 2, T. 37 N., R. 47 E., Sections 25, 26, 35 and 36, T. 38 N., R. 47 E., Sections 30 and 31, T. 38 N., R. 48 E. and Section 6, T. 37 N., R. 48 E., MDM, Elko Country, NV. They were originally located by Newmont and they were acquired by GBG in October 1997, under lease for US$30,000 per annum. Ownership was conveyed through purchase, by means of a Special Warranty Deed and Termination of Mining Lease from the Aagaard Family, as recorded in Elko County on December 13, 1999, for US$50,000 plus 75,000 ordinary shares in the capital of GBG.

Ho Group - The Ho 1 to 132 claims are situated in Sections 23, 24, 25 and 36, T. 38 N., R. 47 E. and Sections 19, 20, 29, 30, 31, 32 and 33, T. 38N., R. 48 E., MDM, Elko County, NV. They were located by GBG or its affiliates in January 1998. Certificates of Location were recorded in Elko County on February 18, 1998, and the claims were filed with BLM’s Nevada State Office on March 10, 1998. The remaining seven Ho claims (Ho 133 to 139) were located by GBG or its affiliates on April 20 and 21, 1998. Certificates of Location were recorded in Elko County on May 19, 1988, and the claims were filed with BLM’s Nevada State Office on June 10, 1998. Together, the 139 unpatented lode claims that comprise the Ho claim group extend Hollister Project to the west and add continuity to the northwest trending portion of the Hollister deposit area.

Jo Group - A further extension to the west was secured when, during April 2004, GBG or its affiliates located the Jo 1-Jo 13 lode claims (situated in Sections 21 and 28, T. 38 N., R. 48 E., MDM, Elko County, NV). Certificates of Location were recorded in Elko County on July 6, 2004 and the claims were filed with BLM’s Nevada State Office on June 18, 2004.

Sheep Corral Group - The 65 unpatented lode mining claims that comprise the Sheep Corral (or SC) group are situated in Sections 22 to 27, T. 38 N., R 47 E., MDM, Elko County, NV. They were located by Sanburnite Corp., a Nevada corporation (“Sanburnite”), in September 1998. Certificates of Location were recorded in Elko County on December 3, 1998 and the claims were filed with BLM’s Nevada State Office on December 4, 1998. On March 9, 1999 Sanburnite filed an Amendment to its Articles of Incorporation, changing its name to Pacific Spar Corp. The Amendment was filed with BLM’s Nevada State Office on July 28, 1999.

On July 13, 2001, Pacific Spar Corp. executed a Purchase Agreement whereby it sold the Sheep Corral claims to GBG and RCG (for payment of US$50,000). The related Quitclaim Deed was recorded in Elko County on July 16, 2001 and it was filed with BLM’s Nevada State Office on July 13, 2001.

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RIB and Mill Site Claims - The 13 unpatented RIB lode claims and 11 unpatented MS and HMS mill site claims are situated in Sections 28, 32 and 33, T. 37N, R. 48E and Section 13, T. 38N, R. 47E, MDM, Elko County, NV. The claims were all located by Hecla Ventures Corporation – the 13 RIB lode claims on August 06, 2003, the eight MS mill site claims on October 21, 2003 and the three HMS mill site claims on September 17, 2004. Certificates of Location were recorded in Elko County and the claims were filed at BLM’s Nevada State Office on November 03, 2003 (RIB 1 to 13 claims), on January 8 & 9, 2004, respectively (MS 1 to 8 claims) and on September 30 and October 14, 2004, respectively (HMS 1 to 3 claims).

HDH Group - The 55 unpatented lode claims that comprise the HDH group are situated in Sections 23 to 26, 35 and 36, T. 38 N., R. 47 E., MDM, Elko County, NV and Sections 30 and 31, T. 38 N, R. 48 E., MDM, Elko County, NV. The HDH group claims were located by Carlin Resources on July 9, 2014. Certificates of Location were recorded in Elko County on September 29, 2014 and the claims were filed with BLM’s Nevada State Office on September 25, 2014.

3.2.3	Taxes, Royalties & Payments

Table 3.2 summarizes the royalties and payments due with respect to the Hollister Project claim blocks described above. No other back-in rights, payments or other agreements and encumbrances exist, are payable or due with respect to the Hollister Project claims except for a 1% net smelter returns royalty on all mined minerals extracted from the properties forming the Hollister mine, which royalty is payable to Waterton Nevada Splitter, LLC after Carlin Resources has recovered 500,000 ounces of gold from the properties.

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Table 3.2: A Summary of the Royalties and Payments Due in Respect of the Hollister Project Claims.

Claim Group	Number of Claims	Net Smelter Royalty	Paid to	Annual Fees (US$)
				BLM	Elko County
Ivanhoe	325	5% Au*	Franco	50,375	3,412
	77	None	-	11,935	808
Reclaim Area	55	5%*	Newmont	8,525**	577
	2	None	-	310**	21
Hillcrest	45	1% Au	Hillcrest Mining Corporation	6,975	472
	-	1% Au	Finley River Company, L.L.C.	-	0
	-	3% Au*	Franco	-	0
Robbie	107	2% Au	Hi-Tech, Hillcrest and Finley	16,585	1,123
Aagaard	109	None	-	16,895	1,144
Ho	139	None	-	21,545	1,459
Jo	13	None	-	2,015	136
Sheep Corral	65	None	-	10,075	682
RIB	13	None	-	2,015	136
MS	8	None	-	1,240	84
HMS	3	None	-	465	31
HDH	55	None		8,525	577
Totals	1,016	-	-	157,480	10,668

*Note: Subject to the 2013 Additional Royalty.

**Note: Claim maintenance fees for the unpatented claims located in the Reclaim Area are paid by Newmont until such claims are transferred to Carlin Resources. The associated 5% royalty will only be payable by Carlin Resources after it has accepted the transfer.

3.2.4	Hollister Development Block

Within the boundaries of the Hollister Project is an area called the Hollister Development Block (the “HDB”, Figure 3.4) that comprises approximately 5% of the total area of Hollister Project. The HDB was subject to a historical earn-in agreement (the “Agreement”) with Hecla Mining Company (“Hecla”) to jointly explore and eventually develop the mineral resources within the HDB. The Agreement, dated August 02, 2002, made Hecla the operator during the term of the Agreement. Hecla was also responsible for funding the project through exploration, engineering and the delivery of a bankable feasibility study.

On delivery of a positive feasibility study, as well as other pre-development requirements, Hecla could have earned a 50 % stake in the mineral resources contained within the HDB. However, on February 20, 2007, GBG entered into a share purchase agreement to buy all the outstanding shares of Hecla Ventures Corporation (later renamed Hollister Venture Corporation), the vehicle through which Hecla owned its 50 percent stake. GBG completed the acquisition on April 19, 2007, thereby effectively regaining a 100 percent working interest in the HDB and, by extension, Hollister Project. It was as a result of the Agreement that the 13 lode claims comprising the RIB claim group were acquired.

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(Source: Carlin Resources, 2016)
Figure 3.4:	Hollister Project with outline of the Hollister Development Block with current drill hole collars. Projection is UTM (NAD 27), Zone 11.

3.3	Permits and Authorization

3.3.1	Surface Rights

The surface management area of mining law, as it applies in the State of Nevada, concerns the authorization and permitting of mineral exploration, mining and reclamation actions on the public lands administered by the BLM. It is mandated by Section 302(b) of FLPMA (43 USC 1732[b] and 603[c]; 43 CFR 3802 and 43 CFR 3809). All operations of any nature that disturb the surface of the mining claim or site require authorization. The necessary authorizations and permits are obtained through the relevant BLM Field Office (the BLM Field Office at Elko, NV in the case of the Hollister Project). The BLM regulations establish three levels of authorization:

•	Casual Use that involves minor activity with hand tools, but no explosives or mechanized earth moving equipment, for which no permit is required.

•	Notice Level that involves the use of explosives and/or earth moving equipment (for which level the total annual unreclaimed surface disturbance must not exceed five acres per calendar year).

•	Plan of Operations, which level applies to all other surface disturbance activities, for which a full environmental assessment and reclamation bonding are required.
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3.3.2	Use & Occupancy

The BLM’s Surface Use and Occupancy Regulations concerns the proper occupation (residency or seasonal occupation of mining claims by mining claimants). The relevant legislation (Surface Resources Act of 1955 [30 USC 611-615; 43 CFR 3715]) does not apply in the case of Hollister Project because all Carlin Resources’ employees, contractors and consultants live off-site and commute to/from the property.

3.3.3	Hollister Project

The only constraint or encumbrance concerning surface access to any part of Hollister Project, along the established access roads and/or permitted exploration drilling access roads, relates to access to the Reclaim Area. The reader should also be aware that Hollister Project is wholly-located on federal land administered by BLM.

3.3.4	Limitations

Before Carlin Resources can expand its current underground activities to include an open pit, the BLM will need to approve an amendment to the current Plan of Operations that contemplates an open pit scenario. BLM’s permitting process includes preparation of an EIS to evaluate potential environmental impacts associated with the proposed open pit activities, inclusive of appropriate mitigation measures related to identified impacts. Prior to completion of the EIS and receipt of BLM’s approval of an amended Plan of Operations for the open pit scenario, activities at the Hollister Project must continue to be conducted within the limits set out in the current/approved Plan of Operations, 2013 EIS, ROD and state permits.

3.4	Environmental Considerations

3.4.1	Underground Mining at the Hollister Project

The most recent Environment Assessment (“EA”) for the Hollister Project was completed by JBR Environmental Consultants Inc. of Elko, Nevada (“JBR”), working with BLM and the project proponents who at the time were Hecla and GBG/RCG. The EA was issued on February 2004.

On June 1, 2012, the BLM published a notice of availability of the draft Environment Impact Statement (“EIS”) in the Federal Register. The draft EIS addressed the direct, indirect and cumulative environmental impacts of the Proposed Amendment. The final EIS approving the Proposed Amendment was published by the BLM and the notice of availability was published for the final EIS in the Federal Register on July 5, 2013 (the “2013 EIS”). On March 31, 2014, the BLM issued the Record of Decision (the “ROD”) for the 2013 EIS.

Under the current Proposed Amendment approved by BLM through the ROD, the project transitioned from an underground exploration, development and test mining operation to a full-scale underground producing mine. Outcomes of the 2013 EIS and ROD on the near surface open pit mineralization include:

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•	Total surface disturbance of approximately 222 acres;

•	Twenty-five (25) additional acres of surface exploration, for a total of fifty (50) acres;

•	Approved rights-of-ways for the construction of 11.6 miles of overhead 24.9 kilovolt electric power transmission and distribution lines and a new substation; and

•	The continued use of federal access roads.

3.4.2	Open Pit Mining at the Hollister Project

The Hollister open pit is unpermitted and additional baseline studies will need to be conducted for the BLM to assess how the open pit will affect the “quality of the human environment” (40 CFR 1502.3) . Based on the baseline studies and their results, an EIS will be prepared for open pit in accordance with NEPA. Once an EIS and Record of Decision have been obtained, the operator will need to apply for additional state permits and/or modify existing state permits, as the case may be, to operate the open pit.

3.4.3	Liabilities

The Hollister Property is not subject to any known environmental liabilities or mitigation measures other than those associated with the normal course of mining operations and ensuring reclamation and closure.

With the exception of the areas covered by the current Plan of Operations boundary, all pre-existing liabilities related to previous mining activities (West Pit, the leach pads, waste rock dumps, surface and groundwater quality) remain the responsibility of Newmont. Under the terms of the Hollister Purchase Agreement, GBG agreed to share Newmont’s future reclamation costs for past mining (i.e. in the Reclaim Area) on the basis of one third of such expenditures over US$4.5 million but less than US$6.0 million (US$500,000.00 maximum) and 25% of expenditures over US$6.0 million.

Upon release by the BLM and NDEP of Newmont’s reclamation bond over the Reclaim Area, Carlin Resources or any successor thereof, as applicable, will receive ownership of the Reclaim Area for no additional consideration.

Carlin Resources currently holds bonds in the amount of $9,192,255.00 under the Plan of Operations (NVB007153) and $440,851.00 for the power line (NVN-091723).

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4	Accessibility, Climate, Local Resources, Infrastructure and Physiography

4.1	Topography, Vegetation, and Elevation

Hollister Project is located in the Great Basin physiographic province of western USA, which is characterized by a series of north-trending basin and range topography. The Hollister Project is located along low-rolling hills, with the local relief varying between elevations of approximately 5,380 ft to 6,000 ft. The dominant flora consists of high-desert sagebrush and bunch grasses. The flora supports both indigenous fauna (antelope, deer, bighorn sheep, badgers, coyotes, etc.) as well as seasonal cattle grazing. Land use in the area surrounding the HDB is limited to leased cattle grazing

4.2	Climate

The climate in the general area of Hollister Project is arid, high desert. During the generally long winters, temperatures can reach minus 30 degrees Fahrenheit and during summers they can approach 104 degrees Fahrenheit. Annual precipitation averages 8 to 10 inches and it occurs as snow in the winter and early spring months and as sporadic rain throughout the remainder of the year. Snow can fall from October through March and it can remain on the mountain, and hill-tops until May. The local exploration field season usually extends from April through to the end of November. Mining operations continue year round.

4.3	Sufficiency of Surface Rights

The surface rights at the Hollister Project are public domain administered by BLM. All areas at Hollister are located on unpatented mining claims controlled by Carlin Resources. The Hollister Project is fully permitted under the 2013 EIS, ROD and accompanying state permits for full-scale underground mining and surface exploration

4.4	Accessibility

The Hollister Project lies 75 miles northeast of Winnemucca, NV. The property is accessed on paved and unpaved roads by vehicle, and takes approximately 1.5 hours to reach from Winnemucca (Figure 4.1) .

The route from Winnemucca starts east on the paved Highway 95/Interstate 80, exiting north at Golconda, NV, approximately 28 kilometers (approximately 17.4 miles) east of Winnemucca, onto the Midas Road (Route 789) that is initially a paved and then a maintained dirt road. After approximately 14.9 miles a right turn is taken onto the Midas-Tuscarora County Road (Route 789), at the Getchel Road/5 Mile Road/Midas-Tuscarora County Road intersection. This leads to a right turn, after approximately 31.7 miles and to the east of the turnoff to Midas Gold Mine onto an 11 mile long, all weather dirt road to Hollister Project. The access road was built in the 1990s to support the USX open pit operations and is maintained throughout the year by the Carlin Resources.

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(Source: Carlin Resources (Bing Maps), 2016)
Figure 4.1:	Accessibility Map of the Hollister Property with Bing Aerial image and main roads (white lines). Projection is longitude-latitude WGS.

4.5	Local Resources

Winnemucca is the county seat of Humboldt County, NV and it has a population of approximately 8,000 (source of population statistics: www.city-data.com). Elko, which is roughly 46 miles to the southeast of the Hollister Project (straight line distance), is the county seat of Elko County and it has a population of approximately 20,300 (source of population statistics: www.city-data.com). Both Winnemucca and Elko offer a variety of community and public services to residents and visitors, including housing for purchase and rental.

All personnel (Carlin Resources employees, contractors and consultants) live off-site, mainly in Winnemucca and Elko, from where they commute to and from Hollister each working day. Carlin Resources maintains its field offices at Winnemucca which is about 1.5 hours away by road from the Hollister Project and maintains its regional support office at Elko which is about 2 hours away by road.

The Hollister Project is located in the Ivanhoe Mining District, adjacent to a number of well-known gold mines along the Carlin Trend (Figure 4.2) . These include the Rossi Gold/Barite Mine (Halliburton), Goldstrike Gold Mine (Barrick Gold Corporation), North Carlin Trend Operations (Newmont) and Midas Gold Mine (Klondex Mines Ltd). Each are within 15 miles (straight line distance) of Hollister.

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(Source: Carlin Resources, 2016)
Figure 4.2:	Outline of the Hollister Project with regional cities, main roads, location of regional mines and gold trends. Projection is longitude-latitude WGS.

4.6	Infrastructure

Pre-existing development on the Hollister Project includes two open pits, reclaimed waste rock dumps, a reclaimed leach pad and ancillary roads. The existing road and powerline will be maintained for an open pit operation. The 120kV transmission line, the 24.9kV distribution line and both substations were analyzed and are fully permitted under the 2013 EIS, ROD and accompanying Rights of Ways and private easements (see Section 3.4.1 above). The powerline as a maximum capacity of 10/12.5 MVA, ONAN/ONAF 24.9/13.8 kV transformer.

Willow Creek Reservoir, the major local source of piped service water, is located approximately 5.5 miles north of the mine.

Figure 4.3 and Figure 4.4 show the mine infrastructure and a map of the powerlines.

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(Source: Carlin Resources, 2016)
Figure 4.3:	Mine Infrastructure at Hollister.

(Source: Carlin Resources, 2016)
Figure 4.4:	Hollister Powerline Route Map.

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5	History

The Hollister property has had many operators over the years, which have extracted opalite, mercury, gold and silver. Historically the general area of interest has been an important source of opalite, which Native Americans quarried for tools and weapons. Most of the history is summarized from the 2011 NI 43-101 by Oelofse et al.

5.1	Ownership History

The Hollister property has been owned and operated since the 1900’s. From 1915 to 1943 various owners mined the property for mercury.

In the 1960’s Auric Metals Corporation owned the property and conducted mercury exploration. Later in the 1970’s several companies carried out exploration including Apco Oil, Noranda Inc., and Homestake Mining Company.

In the 1980’s Placer Dome Inc. and Bear Creek (Kennecott) owned and explored portions of the property.

From 1980 to 1986, the United States Steel Corporation (“USSC”) owned a portion of the property and conducted extensive exploration and drilling programs.

In 1987, Cornucopia purchased the Hollister (then named Ivanhoe) Property via its Touchstone subsidiary and formed a 50:50 joint venture with Galactic Resources (“Galactic”) to start an open pit/heap leach operation, centred on the Tertiary-hosted, disseminated gold mineralization.

In 1992 Newmont entered into a 75%:25% joint venture with Cornucopia, after purchasing Galactic’s interest in the Hollister (then Ivanhoe) Property. Newmont opted out of the Hollister project in 1995.

In 1997, Newmont’s 75% interest in the Hollister Property was acquired by Consolidated North Coast Industries Ltd., which subsequently merged with Pacific Sentinel Gold Corporation to form Great Basin Gold Limited (“GBG”). In 1999, GBG increased its effective interest in the Ivanhoe/Hollister Property to 100%, through purchase of the 25% stake held by Touchstone.

In August 2002, GBG entered into an earn-in and joint operating agreement with Hecla Mining Company (“Hecla”), whereby Hecla had the option to earn a 50% working interest in the Hollister Development Block (“HDB”) by funding a US$21.8 million advanced exploration and development program that led to commercial production. On February 20, 2007, Hecla entered into an agreement whereby GBG purchased their “earned-in-to-date“ interest in the HDB. The purchase totalled US$60 million with US$45 million payable in cash and US$15 million in ordinary shares. The agreement was closed on April 19, 2007, thereby giving GBG an effective 100% ownership of Hollister Property. In 2013 GBG declared bankruptcy.

On May 20, 2013, Carlin Resources successfully acquired the Hollister Property through the bankruptcy procedures.

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5.2	Historical Exploration

5.2.1	Early Mining Activity

In 1915, mining activity commenced on mercury deposits where mercury mining was conducted. According to the available records, there has been no local mercury production since 1943.

5.2.2	1960s & 1970s Exploration Activity

Exploration for mercury and other metals resumed in the early 1960s. Auric Metals Corporation drilled 100 rotary holes for mercury around the Velvet (mercury) Mine area in the late 1960s. Later in the 1970’s several companies carried out exploration including Apco Oil, who drilled a porphyry molybdenum target, Noranda Inc. drilled a uranium target and Homestake Mining Company intensively explored the district for McLaughlin-type (hot springs model) gold deposits.

5.2.3	1980s Exploration Activity

In the 1980s, Placer Dome Inc. drilled several holes for mercury, silver and gold, and Bear Creek (Kennecott) drilled a number of holes targeting gold mineralization. Reported results from these programs failed to encountered sufficient mineralization to warrant mine development.

From 1980 to 1986 United States Steel Corporation (“USSC”) carried out exploration and drilling on the property. Limited information is available on exploration activities carried out by USSC. Reported work completed included district-wide geological mapping at a scale of 1:12,000, collected rock chip samples on a 600 by 750 ft grid, completed a soil survey on 300 by 300 ft grid (total of 732 samples), as well as completed north-south Induced Polarization (IP) lines, Self-Potential, magnetic, seismic, and electromagnetic ground geophysical surveys in the main deposit (USX Pits) area.

5.2.4	Touchstone-Galactic Joint Venture

The joint venture was formed in 1987. Touchstone-Galactic completed property and district-wide exploration that comprised surface geologic mapping, rock chip sampling, and numerous geophysical surveys (IP, TDEM, E-Scan, controlled source audio magneto-telluric and an airborne magnetic survey). The work was being done in conjunction with resource and definition drilling focused around the USX West and USX East pits. Most of this data was reviewed later by Newmont, but original datasets are not available.

5.2.5	Newmont Exploration Limited

Between 1992 and 1993, Newmont carried out property-wide exploration to expand the Hollister resource and identify additional gold and silver resources similar to the low-grade oxide resource at the USX West and USX East. Newmont compiled and reviewed data from the Touchstone-Galactic operation, completed a re-logging campaign to correct inaccurate or incomplete data with new geologic knowledge, and mapped the 125-square-mile property at various scales, e.g. 1: 2,400 for 6 square miles, 1: 6,000 for 78 square miles, 1: 24,000 for 41 square miles, and 1: 600 over the USX West and USX East pits. Newmont also collected extensive surface geochemical samples throughout the property and district with over 2,000 rock chips, about 2,325 soils, 1,570 ridge and spur soils, 136 BLEG’s, and around 287 stream sediment samples.

Further activities conducted by Newmont included extensive geophysical surveys that consisted of regional gravity and airborne radiometric/magnetic surveys (165 ft and 650 ft line spacing), detailed ground magnetic surveys over the Hollister property, detailed gravity over the Hollister resource area, and 3 IP lines. Density and magnetic susceptibility data was collected on all rock units along with drill hole data to constrain geophysical modelling.

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5.2.6	Great Basin Gold Limited Joint Venture (1997- 2013)

Great Basin Gold Limited 1997-2001

GBG explored the Hollister Property between August 1997 and late 2001. The majority of the exploration activities conducted by GBG during this period was directed towards delineation of the Clementine and Gwenivere vein systems through drilling. However, a property-wide lithology, and alteration mapping program was completed (Figure 5.1) . Additional work included structural mapping (Lewis, 2000) and spectrographic alteration (Thompson and Gale, 2001).

Hecla Mining Company-Great Basin Gold Limited Joint Venture (2002-2007)

In 2002, B. Peppard completed a petrographic alteration study for Hecla. In 2006, regional airborne magnetic data was acquired from PRJ (Figure 5.2) . The data covered four (4) 1:24,000 scale quads: Rock Creek Ranch, Squaw Valley Ranch, Willow Creek Reservoir, and Willow Creek Reservoir SE. Also in 2006, J.L. Wright Geophysics was contracted to design a controlled source audio magneto-telluric (CSAMT) survey over a portion of the Hollister property from the Hatter area west towards the Jackson-Old Timer mercury mines (about 5.6 miles east-west and 1.2 miles north-south). The survey was completed by Zonge Geosciences with 165 ft electric-field receiver dipole spacing. The survey included thirty-six (36) lines orientated 045 degrees and totaled 48 line-Miles.

J.L. Wright Geophysics also completed to review of all available historical airborne magnetic, airborne radiometric, ground magnetic, gravity, and IP surveys and data. Most of the data was collected by Newmont with lesser data from Touchstone and USSC.

Exploration efforts were concentrated within the HDB where over 2,750 ft of underground development was completed, the Clementine and Gwenivere veins were delineated and a total of 175 resource definition holes were drilled from underground development platforms. Hecla elected to withdraw from the joint venture project due to concerns over the potential size of an underground operation and its ability to sustain the joint venture agreement.

Great Basin Gold 2007-2013

Great Basin Gold completed a ground gravity survey in 2009. J.L. Wright Geophysics designed the survey and Magee Geophysical Services LLC in Reno, NV executed the data acquisition. The survey consisted of 1,137 stations collected at 650 ft by 650 ft spacing. The data was merged with 423 gravity stations acquired by Newmont over the main Tertiary area. Also during this period lithological mapping within the HDB was completed, as well as regional lineament and structure mapping from satellite imagery (Calloway, 2011). This exploration work defined several targets nearby the Hollister vein system, including the Gloria target located 500 ft to the northwest and the Hatter target located 5,000 ft to the east.

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(Source: Carlin Resources, 2016)
Figure 5.1:	Example of surface geochemistry coverage of the Hollister Project by sample type.

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(Source: PRJ, 2006)
Figure 5.2:	Example of magnetics data. PRJ Airborne magnetics reduced to pole, 2006.

5.3	Historical Resource Estimation

5.3.1	United States Steel Corporation

The United States Steel Corporation (“USSC”) undertook comprehensive exploration of the Hollister District between 1980 and 1986, employing geological, geochemical and geophysical techniques, along with considerable drilling (details unknown). Oxidized and disseminated gold mineralization, hosted in Tertiary-aged volcanic rocks, was delineated and a historical non 43-101 compliant mineral resource of approximately 10 million tonnes (11 million short tons) grading 1.65 g/t (0.048 oz/st) of gold was outlined within what was later called the HDB. Details of USSC’s resource estimate are not available. This historical estimate is not currently relevant, in view of later stage drill campaigns and subsequent partial mining of the deposit. Therefore, this estimate cannot be considered as current mineral resource.

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5.3.2	Touchstone-Galactic Joint Venture

The joint venture was formed in 1987. By 1990, the Touchstone-Galactic joint venture produced a feasibility study based on 879 drill holes (totalling 328,000 ft of diamond and rotary drilling), which defined a mainly oxide historical non 43-101 compliant mineral resource of approximately 16.8 million tonnes (18.5 million short tons) grading 1.20 g/t (0.03 5 oz/st) of gold. The resource was located within a broader mixed sulphide-oxide metal inventory totalling 76 million tonnes (approximately 84 million short tons) of mineralized material grading 1.16 g/t (0.034 oz/st) of gold. Details of the resource estimates outlined are not available. This historical estimate is not currently relevant, in view of later stage drill campaigns and subsequent partial open pit and underground mining of the deposit. Therefore, this estimate cannot be considered as current mineral resource.

5.3.3	Great Basin Gold Limited - Underground Trial Mining

After obtaining 100% ownership of the Hollister Project in 2007, GBG continued drilling from the underground development. In 2011, GBG updated the resources for the underground mineralization, defining a then NI 43-101 compliant measured and indicated resource of 1,017,000 tonnes (1,121,000 short tons) grading 1.305 opt Au, for a total of 1,637,000 ounces Au above a 0.25 opt cutoff (Oelofse et al., 2011). This estimate was subsequently amended and restated, in a September 4, 2012 press release by GBG (Newswire 2012). The stated tonnes and ounces for both the Measured and Indicated resource at a 0.15 oz/t Au cut-off was 813,000 tonnes grading 0.787 oz/t for a total of 706,000 ounces. SRK has not located the 43-101 report disclosing this resource on the Canadian Securities Commission filing system. Since the last press release by GBG in 2012, there has been additional underground drilling and production and this estimate cannot be considered as currently relevant and should not be assumed as current mineral resource for an underground portion of the deposit. Note that the 2016 resource estimate presented in this report is limited to the Tertiary area and excludes portions of the deposit mined by underground methods.

5.4	Historical Production

In 1915, mining activity commenced on mercury deposits where as many as 150 flasks were reportedly produced through to 1917. Notable mining recommenced in 1929 and through 1943 more than 2,000 additional flasks were produced with the majority of ore extracted from Butte #1 and Butte #2 Mines, as well as the Velvet and Clementine Mines (Bartlett et al, 1991).

5.4.1	Touchstone-Galactic Joint Venture

The Hollister open pit mine commenced production in 1990 and continued until 1992 when Galactic declared bankruptcy as a result of problems at the Summitville mine in Colorado, USA. Total production reported during the period was 115,696 Troy ounces of gold contained in 2,968,297 tonnes (3,271,954 short tons) from a conventional open pit-heap leaching facility.

5.4.2	Great Basin Gold Limited - Underground Trial Mining

GBG commenced underground trial mining in 2008 and continued until May 20th, 2013 Figure 5.3. The Gwenivere and Clementine veins were exploited using conventional cut and fill and longhole stoping methods. A total of 407,546 gold equivalent ounces were sold during this time Table 5.1.

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Table 5.1: Trial Mining Production by GBG.

Year	Tons Produced	Au Eq Oz Sold
Jan. 1st. to Dec. 31st, 2008	62,382	-*
Jan. 1st to Dec. 31st, 2009	61,519	175,050
2010	97,141	81,123
2011	103,697	79,042
2012	98,034	57,576
Jan 1st to May 19th, 2013	34,505	14,755
Total	457,278	407,546

*Gold production from 2008 was sold in 2009 and therefore is included in the 2009 total.

5.5	Carlin Resources

On May 20, 2013 Carlin Resources successfully acquired the Hollister Project through the bankruptcy procedures. Additional drilling and trial mining continued after the acquisition from the Gwenivere, Clementine and Gloria veins until mining ceased on November 25, 2013 (Figure 5.3) . A Total of 20,078 gold equivalent ounces were produced during this period (Table 5.2) .

(Source: Carlin Resources, 2016)
Figure 5.3:	Plan view showing the underground workings completed by GBG in blue and Carlin Resources in red.

Table 5.2: Trial Mining Production by Great Basin Gold Limited.

Year	Tons Produced	Au Eq Oz Sold
May 20th to November 25th, 2013	34,976	17,736
Jan 1st to	*	2,342
Total	34,976	20,078

* Gold sold in 2014 was from the mill stockpile remaining after mining ceased.

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6	Geological Setting and Mineralization

6.1	Regional Geology

Northeast Nevada has a complex history of sedimentation, volcanic and igneous activity, as well as structural deformation dating from the early Cambrian to the Cenozoic. Compressional tectonism associated with the Late Devonian to Early Mississippian Antler Orogeny resulted in large-scale, eastward thrusting of western-facies eugeoclinal rocks (siliclastic) over eastern facies miogeoclinal units (shelf carbonates) along the Roberts Mountains thrust fault system. Regional-scale plutonic activity occurred across the entire Great Basin of Nevada from the Late Triassic to the Cretaceous. Most of the intrusive bodies are intermediate in composition and tend to be stock size, although dykes and sills of this age are also common. Many of the intrusive bodies have a strong spatial, if not genetic, relationship to several of the region’s precious metal districts and deposits. Widespread volcanic activity began in the region at approximately 43 to 41 million years ago (“Ma”), during the late Eocene epoch, when ash flow tuffs and lacustrine deposits were laid down on the Paleozoic and Mesozoic basement. Tertiary intrusive activity in the region resulted in the emplacement of dykes, sills and stocks of intermediate to mafic composition, with ages that cluster around 38-43 Ma and 14-17 Ma (Oelofse et al., 2011).

Miocene volcanic rocks in the Ivanhoe district are related to bimodal volcanism that affected much of the northern Nevada. Basaltic andesite and dacite lavas and dikes formed along the 450-mile-long, north-northwest-trending Northern Nevada rift (John et al., 2000), the east margin of which is several kilometers west of the district. These mafic to intermediate rocks were erupted about 16.5 to 14.7 Ma, and they largely were confined to the structural graben along the rift axis. Rhyolitic lavas, domes, and tuffs were emplaced throughout northern Nevada about 16.5 to 14.0 Ma, in places covering the earlier mafic volcanic rocks. Both the mafic and felsic Miocene igneous rocks are thought to be related, at least in part, to the Yellowstone hot spot (Pierce and Morgan, 1992); they reflect direct contributions of mantel-derived basalts (Hooper and Hawkesworth, 1993), partial melting of the lower crust to produce the rhyolites (Honjo and Leeman, 1987), and magma mixing to produce intermediate compositions (Johnson and Grunder, 2000). The middle Miocene climate was temperate (Axelrod, 1956), and small to large lakes deposited lacustrine sediment in many areas of northern Nevada, such as the area of the Ivanhoe district (Wallace, 2003).

East-northeast and west-southwest directed extension generated north-northwest striking faults between 17 and 10 Ma (Zoback and Thompson, 1978; Zoback et al., 1994). Dikes emplaced during this period of extension, such as those along the Northern Nevada Rift, have the same north-northwest orientation. Late Miocene and younger northwest directed extension (Zoback and Thompson, 1978) produced the modern Basin and Range physiography as well as east-northeast trending pull-apart grabens, such as the Midas trough to the north-northwest of the district (Wallace, 2003).

Figure 6.1 shows the regional geographic and structural features.

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(Source: Wallace, 2003)
Figure 6.1:	Location of the Hollister Mine area and major geographic features near the Ivanhoe district. Q = Quiver area, ScC = Sheep Corral mine. Inset map: BM = Battle Mountain, C = Carlin, E = Elko, NNR = Northern Nevada Rift, W = Winnemucca.

6.2	Property Geology

The geologic setting at Hollister includes Ordovician Vinini Formation (Ov) at the base of the sequence (Figure 6.3) consisting of basinal sedimentary quartzite, siltite, and argillite rocks. The unconformity surface is a fanglomerate conglomerate/breccia (TOf) with angular and sub-angular Vinini clasts within a silt, sand and tuffaceous matrix. Ordovician rocks are intruded and overlain by late Eocene intrusive, welded tuff, and mafic rocks. Welded tuffs are overlain by basalts and trachyandesites and these are preserved in a west-trending belt in the northern part to the district (Wallace, 2003). Eocene granodiorite intrusive rocks are present in the northeastern portion of the district.

Figure 6.2 shows the surface geology of the property.

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Source Carlin Resources, 2016
Figure 6.2:	Local Surface Geology of the Hollister Project.

Wallace (2003) described in detail the Miocene rocks in the Hollister area and summarized new and previously published 40Ar/39Ar and K-Ar dates on adularia, sanidine, and plagioclase. The Miocene history outlined in Wallace (2003) is summarized here, along with contributions from others. Middle Miocene volcanic rocks dominate the surface exposures in the Ivanhoe district, including basaltic trachyandesite to andesite lavas and dikes, and rhyolitic to dacitic lavas, domes, and tuffs are 200-500 ft thick in the Hollister deposit area. Igneous activity at Hollister occurred between 16.5 and 14.0 Ma (Wallace, 2003) and is part of the bimodal basalt-rhyolite assemblage (Figure 6.4) related to the Northern Nevada Rift. However, Hollister is situated several kilometers east of the rift margin.

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(Source: Bartlet et al, 1991)
Figure 6.3:	Simplified stratigraphic sections from across the Ivanhoe District. Hollister Deposit is the simplified stratigraphic section over the Tertiary area. Carlin clastic sediments are not observed in the Tertiary area of discussion; equivalent codes used by Carlin Resources are Tt2 = TFT members; Tts = TFTS and ECR members; Tb = TEM members; Tt1 = TIN members; TOf = base of the Miocene package and was not modeled

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(Source: Wallace 2003)
Figure 6.4:	Alkali-silica diagram for selected Hollister lithologies. Purple = andesite; pink = lower tuff; light blue = vitric tuff; red = Rock Creek rhyolite; dark blue = Velvet rhyolite; orange = Craig rhyolite; and green = rhyolite porphyry.

Lacustrine sedimentation in the northern Hollister-Ivanhoe district began 16.5 – 16.0 Ma, forming a thick sequence of volcaniclastic sedimentary rocks, known as the lower tuff. This was followed by eruption of the Rock Creek flow-banded rhyolite in the western and northwestern portions of the Ivanhoe district, at about 16 Ma, which created a subaerial topographic high along the western margin of the lake. Continued sedimentation expanded the margins of the lake, south to the area of the Hollister mine, where thinning of the lower tuff to 0-100 ft suggests the mine area was a topographic high. Around 15.4 Ma andesite to basaltic andesite flows erupted in the western part of the Ivanhoe district.

Following the eruption of andesite flows, continued widespread lacustrine sedimentation formed what is locally referred to as the middle tuff (TFT_IN, TFTS, and TFT from Craig and Oakley, 2016). The middle tuff locally contains siliceous sinter and opalite replacement deposits. At 15.1 Ma, a 10 m thick vitric tuff was deposited subaerially over much of the Ivanhoe district, forming a distinct marker unit. Eruption of the vitric tuff was followed by another episode of lacustrine sedimentation. In addition, several local volcanic and hydrothermal events occurred in the Hollister area between 15.2 and 15.0 Ma. Starting at 15.16 and continuing to 14.92 Ma, voluminous rhyolite flows, including the Craig and Velvet rhyolite were emplaced northeast and southeast of Hollister.

Sedimentation continued until at least 14.4 Ma, with increasing fluvial conditions rather than lacustrine. At 14.92 Ma, rhyolite porphyry domes erupted north of the Hollister area. Thus, between 15.1 and 14.4 Ma, the Ivanhoe district had lakes, streams, and highlands underlain by Vinini Formation, Craig and Velvet rhyolite, tuffaceous sediments, and rhyolite porphyry domes.

The interpreted volcanic and hydrothermal history is similar to the history of the Midas district and its high-grade veins located approximately 12 to 15 miles northwest of Hollister. Lacustrine sediments, referred to as the Esmeralda formation at Midas (Wallace, 1993; Goldstrand and Schmidt, 2000), likely represent the fringe of the Ivanhoe paleo-lake. At both Midas and Hollister, rhyolite flows and domes erupted during mineralization, though high-grade vein mineralization and rhyolitic volcanism at Midas occurred between 15.6 and 15.2 Ma (Leavitt et al., 2004).

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6.3	Structural Setting

Several mapping and structural reviews at Hollister have been completed by Lewis (2000), Price and Oliver (2001), Calloway (2011, 2014), Rhys (2014), and regionally by Wallace (2003), and a Tertiary specific review completed by Carlin Resources. The following paragraphs are summaries of the main structural features observed across the property within both the Paleozoic sedimentary rocks and the overlying Tertiary units.

The Paleozoic Vinini Formation has been affected by contractional deformation resulting in minor folds and boudinage of more competent beds in drill core and underground exposures. Northwest trending overturned folds also have been reported in outcrop east of the Hatter target area (Lewis, 2000). Where observed in the Hollister underground workings, local rotation of bedding from the typical shallow north-northwest dips to moderate to steep northeasterly dips defines the short limbs of east-vergent inclined to overturned folds which have shallow northerly plunging fold axes. Rhys (2014) describes the overall deformation style as typical with other areas to the east on the Carlin Trend that have been affected by several phases of Paleozoic to Mesozoic folding associated with east-southeast (Paleozoic and early Mesozoic) to northeast (Mesozoic) directed shortening are apparent in the Paleozoic sequence.

In addition to folds, the Ordovician sequence in the underground workings is affected by a set of bedding parallel to moderate to steep north to northwest dipping faults. These narrow structures are semi-brittle to brittle in style having low temperature, ductile pressure solution fabrics (stylolites, pressure solution seams). This episode of faulting post-dates the folds and other contractional features, but is cut by the Miocene epithermal veins. It is interpreted to have developed during northwest-southeast extension associated with Eocene or Oligocene regional extension. Reactivation and movement of these faults are considered to have occurred during Miocene times may have focused hydrothermal fluids.

The Hollister Tertiary north-northwest-trending faults (the East Clementine Fault) are related to the Northern Nevada Rift that bounds the eastern extent mine workings. West-northwest and northwest-trending faults host underground quartz-adularia veins at Hollister and propagate through the Tertiary and Ordovician sections. Mapped surface faults projected on sections did not appear to have large (>50 ft) or consistent offsets of lithology and were not honored in the model. Most faults are near vertical and have less than 10 ft of movement with one northeast-trending fault having up to 200 ft of down-to-the-northeast movement in the East Pit area. The East Pit northeast-trending fault and the East Clementine Fault are the two regional faults observed in the Hollister area.

Extensional deformation is also interpreted with the formation of a fanglomerate-conglomerate unit that unconformably overlies the deformed Paleozoic sedimentary units that extend from the eastern portion of the property westwards to the mine area. The formation of this unit potentially represents the earliest evidence for the development of the Hatter Graben that is located immediately east of the Hatter Stock and west of the Hollister Mine-Velvet area. A significant felsic intrusive laccolith body is also located within the interpreted graben.

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The north-northwest-trending Hollister Graben is relatively well documented and interpretation is support by geological and geophysical (magnetic, gravity, radiometric and CSAMT) observations. The graben likely formed as part of the north-northwest series of extensional faults related to the Northern Nevada Rift (NNR). The rhyolitic flows and felsic laccolith body contained within the graben (Figure 6.5), and the temporal relationship between rhyolitic magmatism and vein mineralization, indicate a genetic relationship between extensional faulting related to the NNR and Hollister veins. West-northwest - east-southeast trending veins and faults are orthogonal to north-northwest extensional faults, and may represent re-activated faults or second-order relay structures between larger, first-order, graben-bounding extensional faults.

(Source: Rhys 2014)
Figure 6.5:	Section looking north across the mine area and Hatter Graben.

Minimal offset, high-angle normal faults, which host the Hollister vein systems, began to form by at least 15.2 Ma. These faults initially left the paleosurface undisturbed. Between 15.1 and 14.4 Ma, significant faulting began to affect the paleosurface and results in tilted stratigraphy of up to 25° (Wallace, 2003a).

Post-mineral faults are observed in mine maps showing that the principal veins were locally affected by minor offsets (a foot or two) on these northeast-trending structures. Offsets are apparent right lateral, which is consistent with the dominant northwest side down extensional (normal) faulting on northeast-trending, northwest-dipping Basin and Range faults in the area (Wallace, 2003).

6.4	Alteration

A wide variety of alteration assemblages and styles are recognized throughout the Hollister Project. Alteration mineral identification has been compiled over several programs based on hand specimen identification, thin section studies and use of short-wave infrared spectroscopy.

The oldest hydrothermal event interpreted within the property is hornfels development and anomalous Au-As mineralization is associated with the emplacement of the Hatter Stock around 38 Ma. These features suggest multiple hydrothermal events within the district, and may highlight the potential for Carlin-type sediment-hosted, intrusion-related gold at depth.

Younger hydrothermal activity associated with Tertiary volcanism is characterized with the dominant alteration type in the Ordovician units as silica, with buddingtonite and adularia locally developed proximal to the veins and is best observed in the quartzite units. Siltites and quartzite units display limited silica replacement. Kaolinite, illite, smectite and alunite are also locally developed.

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Early stage alteration developed within the volcanic sequence include adularia, montmorillonite, nontronite, ammonium (NH4), chalcedony, chlorite, pyrite, and marcasite, with lesser sericite, kaolinite, and alunite. The dominate alteration minerals in the Tertiary units are a late assemblage of alunite-kaolinite-illite, which are indicative of an acidic steam heated environment. This alteration assemblage forms a large footprint that extends over an area of approximately 1.3 by 2.3 miles. Smectite and well-crystalline kaolinite are locally developed in structures that extend upwards into the Tertiary units. Silica alteration is observed along faults and fractures, although open space-filled quartz veins in Tertiary rocks are uncommon (Bartlett et al., 1991) (Figure 6.5) .

Opaline silica bodies are hosted within the Tertiary package with at least two horizons recognized. The bodies formed as replacement at the base of the paleowater table that is interpreted to have dropped several times during hydrothermal activity. Locally, sinter textures have been preserved and the Hg-bearing silica bodies are locally cut by structures that contain gold mineralization. Adularia-buddingtonite and clay minerals associated with high-grade veins at Hollister indicate mineralization began by 15.19 Ma (Peppard, 2002).

Adularia from disseminated mineralization hosted by the middle tuffs in the open pits at Hollister was dated at 15.1 ± 0.4 Ma, indicating the disseminated deposit and high-grade veins formed from the same hydrothermal system (Wallace, 2003a). East of Hollister, the silica altered Velvet rhyolite and upper tuffs define the Upper Silicified Zone, which postdates vein and disseminated mineralization at Hollister (Peppard, 2002).

Silicification controlled by through-going steep dipping faults from the Clementine and Guinevere vein system in the Ordovician correlate with higher grade gold mineralization, > 3 g/t and up to 90,000 g/t historically in the Miocene volcanic package.

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(Source: Carlin Resources, 2016 and Deng, 1991)
Figure 6.6:	Example of the alteration types and distributions in the Tertiary volcano-sedimentary units from Deng (1991).

6.5	Mineralization

6.5.1	Tertiary-Hosted Mercury Mineralization

Mercury deposits are present throughout the property, as blanket deposits developed within flat-laying to gently dipping beds of opalite, fissure veins and stockwork zones. Deposits are localized along steep faults of small displacement, and irregular replacement orebodies in brecciated opalite (LaPointe., et al., 1991) (Figure 6.6 and Figure 6.8)

6.5.2	Tertiary-Upper Ordovician Hosted Gold-Silver Mineralization

Disseminated gold mineralization occurs in altered Miocene volcanic units in the Hollister open pits (Figure 6.6 and Figure 6.7) . Average grades from the Hollister open pits were ~1.2 g/t Au (Bartlett et al., 1991). Other zones of volcanic-hosted, disseminated gold are also known to exist beneath near-surface Hg mineralization at the Clementine, Velvet, and Butte, north of the Hollister pits.

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The Hollister disseminated gold deposit underlies a silicified horizon of the middle tuff, which is associated with replacement Hg mineralization (Bartlett et al., 1991; Hollister et al., 1992). This style of mineralization also displays a broad spatial association with the eastern to northeastern limit of the mafic flows. Disseminated gold is typically hosted in the middle and lower tuff units plus the thin, episodic mafic flow units, and locally extends downward into the Vinini Formation for tens of meters or upwards into the opaline silica bodies. In the open pits, the lower tuff hosts much of the disseminated gold ore (Bartlett et al., 1991). Based on drill core observation, the high-grade mineralized volcanic units above the Clementine and Gwenivere veins are associated with locally developed cryptocrystalline quartz veinlets. Shallow, mineralized tuffs are generally oxidized, while preserved unoxidized parts of the disseminated mineralization are typically restricted to andesite flows. Oxidized mineralization is characterized by native gold, electrum and as Sub-microscopic gold in goethite (AMTEL, 2015). Unoxidized mineralization in the open pit is characterized by electrum, pyrite, quartz, chalcedony, and adularia (Deng, 1991). Gold can occur in association with chalcopyrite, cinnabar, tetrahedrite-tennantite, sphalerite and arsenopyrite (Bartlett et al., 1991). Adularia from this mineralization was dated by K-Ar at 15.1 ± 0.4 Ma (Bartlett et al., 1991).

(Source: Modified from Oelofse et al., 2011)
Figure 6.7:	Perspective view of the USX East and West pits, looking WSW. Buried vein systems are to the right of the open pits and off the photograph.

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6.5.3	Ordovician-Hosted Au-Ag Mineralization

Veins at Hollister contain the bulk of the high-grade (>10 g/t Au) mineralization known within the property. The principal veins, Clementine and Gwenivere, comprise semi-continuous vein systems with internal ore shoots, and local en echelon steps or splays. The veins in mineralized areas typically range from 0.5 to 2.0 ft in width, but locally can be more than 5.0 ft in width. The veins are mostly entirely hosted below the Tertiary-Ordovician contact (Figure 6.8) and have been traced over a vertical extent of >600 feet. The lateral extent of the veins can be traced over more than 2,000 feet. Subparallel, stockwork and sheets veins are developed in places.

(Source: GBG, 2008)
Figure 6.8:	Section view through the Vein zone showing disseminated Au-Ag mineralization above Ordovician hosted quartz-adularia Au-Ag veins and mercury mineralization in silicified and clay altered upper zone.

A wide variety of vein textures are observed at Hollister and include bladed quartz replacing calcite, ginguro banding, breccia, crustiform and coliform textures. Hollister veins typically display several different textures represented over narrow widths (Figure 6.9 and Figure 6.10) . The highest gold grades are typically associated with numerous vein textures, but ginguro bands (Figure 6.10) appear to be the most common texture. Vein infill minerals are dominated by quartz, carbonate, adularia and buddingtonite. Alteration minerals proximal to the gold bearing veins in the Ordovician were predominately kaolinite, illite, smectite, alunite, and buddingtonite. The deeper portions of the veins contain elevated rhombohedral calcite and are associated with significantly lower-grade mineralization.

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(Source: Rhys, 2014)
Figure 6.9:	Ginguro bands developed within veins from the Clementine structure. Left: Clementine HDB- 249, 95.8', 12.3opt Au & 50.7opt Ag; and right: Clementine,HDB-175,242.5', 22.9opt Au & 311opt Ag.

(Source: Rhys, 2014)
Figure 6.10:	Example of the multiple textures observed in veins.

Dominant metallic species identified within the veins include pyrite, marcasite, Ag-selenides, electrum and minor base metal sulphides (including chalcopyrite, sphalerite). Ag-bearing phases identified by Larson (1998) and Peppard (2002) include naumannite (Ag2Se), with lesser acanthite (Ag2S), aguilarite (Ag4SeS), tetrahedrite ((Cu,Ag,Fe)12Sb4S13), jalpaite (Ag3CuS2), stromeyerite (CuAgS), cerargyrite (AgCl), cervellite (AgTeS), native silver and uytenbogaardtite (Ag3AuS2) in decreasing abundance. Gold is present with electrum. Late Fe-Mn carbonate, barite and fluorite are locally present, the former two often in late voids and vugs.

6.6	Oxidation

Deposit oxidation includes oxide, transition, and reduced oxidation states. Oxide material includes only rock that was completely oxidized, and transition material includes rock that had partial oxidation throughout the rock. Reduced material includes oxide along fractures and completely reduced rock with no oxide.

Redox boundaries vary across the property. Generally, oxidation is restricted to the Tertiary rocks, but along faults, oxide and transition material extends into the Ordovician. Oxide material ranges in thickness from about 570 ft. to tens of feet. Oxide-reduced contacts have a variably thick transition zone from tens of feet to about 270 ft. Oxide to reduced material can commonly occur along lithologic changes, i.e. tuff to basaltic andesite.

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7	Deposit Types

Gold, silver and mercury deposits of the Ivanhoe district formed about 15.2 to 14.9 Ma in a rift low-sulfidation epithermal hot spring environment. Mineralization exists in three deposit types: (1) mercury in laterally extensive near-surface replacement silica zones and more localized sinter deposits, principally in the middle tuff unit; (2) disseminated gold in the middle and lower tuff units, andesite, and the Vinini Formation beneath the hot spring mercury deposits; and (3) deeper high-grade gold-silver quartz-adularia veins and fracture zones in the Vinini Formation and Rock Creek and Craig rhyolites (Wallace, 2003). The near-surface mercury and disseminated gold deposits are connected vertically (Bartlett et al., 1991; Hollister et al., 1992), and oxygen isotope data suggest that the veins represent feeders for at least part of the near-surface mineralization (Peppard, 2002). Other similar low-sulfidation epithermal deposits in the district include Midas, Fire Creek, Buckhorn and Mule Canyon.

(Source: Hedenquist and Lowenstern, 1994)
Figure 7.1	Schematic model of low-sulfidation Au-Ag, high -sulfidation Au -Cu, and porphyry Cu -Mo -Au systems in relation to magmas at depth, fluids, and temperature gradients.

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8	Exploration

A variety of exploration programs have been conducted on the Hollister Project since the early 1900’s. The property was first actively explored for mercury deposits and later after the 1960’s for gold.

8.1	Carlin Resources (2013 – Present)

During the Carlin Resources period, extensive data compilation of all historical property-wide mapping was completed in 2014. Property, and district-scale structure reviews were completed by Calloway (2014), Rhys (2014). A structural review was also completed by Carlin Resources. Vein characterization and spectroscopy alteration was completed for the different Ordovician hosted veins. Spectrographic alteration was also done on the Tertiary above vein zones and in the Hatter intrusive from drill core. Mercury data was leveled for regional soils and used with regional and local structural interpretations. In addition, an ore characterization study was completed by AMTEL (2015).

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9	Drilling

The following text is an updated version of the text presented in Section 13 of the January, 2011 Technical Report (Oelofse, 2011).

9.1	Pre- August 1997

Drilling started at the Hollister Project in early 1980’s with Placer Dome Inc., Kennecott, and United States Steel Corporation (“USSC”). Between 1981 and 1985, 224 holes were drilled for a total of 74,977 ft. Of these, 213 holes were drilled by USSC. Drill logs, core photos and assays are available for these holes but other historical data is minimal.

From 1987 to 1992, the Touchstone and Galactic Resources joint venture drilled an additional 737 drill holes for a total of 367,431 ft. The majority of the drilling by Touchstone and Galactic covered the main Tertiary-hosted resource area but additional holes were drilled at the Sheep Corral and Governor targets in the northwest portion of the property, as well as the Hatter target to the east of the Hollister deposit.

Between 1992 and 1995, Newmont drilled 73 holes for a total of 67,915 ft. Newmont drill holes were collared at the Hollister deposit, Sheep Corral, and Governor/Fox targets.

Drilling summary by company is presented in Table 9.1, and drill hole locations are shown in Figure 9.1.

Table 9.1: Drilling summary by company.

Company	Number of Drill Holes	Total Footage
Unknown Pre-1987	11	3,260
United States Steel Corporation (1981-1985)	213	71,717
Touchstone/Galactic Resources (1987-1992)	737	367,431
Newmont (1992-1995)	73	67,951
Great Basin Gold (9/1997-7/2002)	217	219,185
Hecla (9/2002-4/2007)	189	73,397
Great Basin Gold
(5/2007-3/2009)	224	176,586
(4/2009 -5/2013)	899	346,172
Carlin Resources
(May 2013 - Nov 2014)	151	39,941
(Nov 2014 – Nov 2015)	56	27,941
Total	2,770	1,393,582

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(Source: Carlin Resources, 2016)
Figure 9.1:	Drill hole collar map by company. Project is UTM NAD27, Zone 11.

9.2	Great Basin Gold – August 1997 to July 2002

Between 1997 and August 2001, GBG completed 217 surface drill holes for 219,185 ft; of these 104,000 ft were RC pre-collars through the Tertiary volcanic cover. The diamond holes and diamond tails were completed with HQ diameter core.

The collar locations for surface drill holes IH-013 through IH-216 were surveyed by GBG surveyors using a transit and electronic distance measurement device. Frontier Surveying Inc., of Elko, NV, determined the collar locations of drill holes IH-001 through IH012, using a Trimble global positioning system (GPS) instrument.

Down hole orientation data was collected by multi-shot gyroscopic instruments at 50 ft down hole intervals. Century Geophysical provided the gyroscopic surveys for IH-001 through IH-012 in 1997 and 1998. The majority of the remaining drill holes (IH-013 to IH-216, inclusive) were surveyed by Wellbore Navigation of Tustin, California. Drill hole azimuths and inclinations immediately below the collar elevations were also determined by transit survey, as a check on the orientation provided by the gyroscopic survey. When the orientation of the drill hole at the collar differed from the transit survey, the results of the gyroscopic survey were used in the GBG drill hole database.

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9.3	Hecla Mining Company – August 2002 to April 2007

Hecla completed underground diamond drilling from February 2006 to April 2007 with 189 holes drilled for a total of 73,397 ft. Connors Drilling LLC of Montrose, Colorado was the drilling contractor. Holes were completed using NQ size core with two holes reduced to BQ (Cain, 2007).

9.4	Great Basin Gold – May 2007 to March 2009

9.4.1	Underground Drilling

From May 2007 to March 2009, GBG completed 164 exploration and infill diamond drill holes, totalling 84,231.5 ft. Between May 2007 and March 2008, HQ diameter core was completed; however, between March 2008 and March 2009, many of the holes were drilled as NQ diameter core to improve drilling productivity.

All drill hole collars were surveyed by GBG surveyors after drilling at each drill station had been completed and the drill rig had moved to the next station. Drill hole azimuths and inclinations immediately below the collar elevations were also determined by transit survey, as a check on the orientation provided by the down hole surveys. When the orientation of the drill hole at the collar differed or differs from the transit survey, the results of the down hole survey were used in the GBG drill hole database. Collar and down hole orientation surveys were carried out on the majority of the drill holes by International Directional Services LLC of Elko, NV, using a Maxibor survey tool with orientations taken at 50 ft down hole intervals. REI Drilling Inc. perform their own down hole surveys using a Ranger 1068 survey tool with orientations taken at 50 ft down hole intervals.

9.4.2	Surface Drilling

Between May 2007 and March 2009, GBG drilled the Hatter target and other targets in the eastern portion of the property, as well as holes across the Hollister deposit area for exploration and engineering purposes. Drill holes were down hole surveyed and the collars were surveyed by a mine surveyor.

9.5	Great Basin Gold – April 2009 to May 2013

9.5.1	Underground Drilling

From April 2009 to May, 2013, GBG drilled 896 holes from underground for a total of 341,736 ft. The majority of these holes were used to delineate stopes and development blocks, but 120 of these holes targeted Tertiary-hosted mineralization. Drilling contractors varied throughout this time period. Holes were collared in HQ diameter core and reduced to NQ diameter core size where ground conditions degraded.

Drill hole collars were surveyed by a mine surveyor. Down hole orientation surveys used a Maxibor survey tool with orientations taken at 50 ft down hole intervals. From 2012, down hole survey data was collected by drilling personnel with a RockTech FlexIT Smart Tool instrument.

9.5.2	Surface Drilling

Three surface core holes were drilled by GBG between 2009 and 2013, with one of them drilled for geotechnical purposes. All holes were drilled HQ core size and a mine surveyor provided collar locations. Down hole orientation data were taken by drilling personnel with a RockTech FlexIT Smart Tool.

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9.6	Carlin Resources – May 2013 to November 2014

9.6.1	Underground Drilling

Carlin Resources continued underground drilling on the Clementine, Gwenivere, and Gloria veins. Drilling focused on stope delineation for a total footage of 25,080 ft. Drilling in development blocks (11 drill holes for 6,458 ft) and the Tertiary mineralization zone (17 holes for 5,334 ft) were secondary priorities. HQ and NQ holes were drilled and surveyed by a mine surveyor. Down hole orientations were collected by drilling personnel with a RockTech FlexIT Smart Tool.

Carlin Resources continued drilling the Tertiary volcanic units from underground with 17 SJBZ holes being drilled for 5,334 ft of drilling.

9.6.2	Surface Drilling

Carlin Resources completed two surface HQ core holes, GLOR14-001 and GLOR14-002 (totalling 2,583.8 ft), which targeted the Gloria Vein extension located to the west-northwest of the main Hollister veins. Down hole orientation surveys at 50 ft intervals were collected by drilling personnel with a RockTech FlexIT Smart Tool.

9.7	Carlin Resources – November, 2014 to June, 2016

9.7.1	Underground Drilling

Carlin Resources completed 34 drill holes for a total of 15,414 feet from the Gloria West underground development between 2014 and 2015. HQ core holes were drilled from 8 drill stations within the development drift. Timberline Drilling was the operator with holes completed using a U-8 rig. Timberline performed the down hole orientation survey at 50 feet down hole intervals using a RockTech FlexIT Smart Tool and a SMD surveyor shot the collar locations.

9.8	Carlin Resources – July 2015 to November 2015

Carlin Resources completed 22 surface HQ core holes for a total of 12,527 ft. The confirmatory drill holes were planned to:

•	Increase the geological knowledge of the Tertiary volcanic package.

•	Provide additional information for the redox boundaries.

•	Infill mineralized zones, >0.1g/t Au grade shell, between wide spaced historic holes.

•	Acquire additional samples for specific gravity determinations.

•	Acquire modern assay results, with compliant QAQC data.

Collar locations were surveyed with a Trimble mobile GPS receiver and a TSC3 data collector. Down hole orientation surveys were carried out by drilling personnel at 50 ft down hole intervals using a RockTech FlexIT Smart Tool.

Drilling in 2015 was carried out with triple tube HQ rods and intervals where core was recovered have an average recovery value of 92%. Intervals with no sample recovery totaled 59 (or 2%), and 89 intervals (or 3%) were not submitted for assay due to zero recovery or overburden.

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(Source: Carlin Resources, 2016)
Figure 9.2:	Drill hole locations for the 2015 surface drilling program showing collar locations (filled circles) and drill traces (red lines for 2015 surface holes and black lines for all other holes).

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10	Sample Preparation, Analyses, and Security

10.1	Pre-1997

Limited information is available for procedures used during exploration programs carried out by United States Steel Corporation (USX; 1980 to 1987) and Touchstone Resources (1987 to 1988). Elder et al. (1988) reported all samples from RC drill rigs were split from five foot intervals by the drillers and logged by geologists. Core samples from the diamond holes were split with half the core sampled for assay and the remained retained for reference purposes. Geological features recorded during these periods included rock formation, rock type, color, clay content, redox state, alteration and general descriptions.

Samples were mostly analyzed at American Assay Lab (AAL), NV, using a fire assay fusion with an atomic absorption spectroscopy (“AAS”) finish (Butts et al., 1989). During the 1988 program, 1,639 duplicate sample were collected by AAL for every tenth sample. During 1988 check assays were carried out at the Chemex Lab, Sparks, NV, for samples collected from 24 holes. Available laboratory files indicate multi-element analyses were completed by ACME Analytical Laboratories Ltd., Vancouver, B.C.

10.2	Great Basin Gold and Hecla Joint Venture 1997-2013

10.2.1	Sample Preparation and Assaying Procedures

Drill sample preparation and analytical procedures were generally consistent between 1997 and 2013 despite the change in operator to Hecla from 2002 to 2005. Summaries of the procedures are provided below.

Majority of RC drilling was completed as pre-collars for diamond drill hole tails. RC chips were passed through a cyclone with 8 to 10 pound samples split every 5 ft. RC chips were logged by the geologist. The samples were picked up at the drill rig and transported by laboratory personnel to the ALS Chemex sample preparation facility in Elko.

Drill core logging, sampling and data compilation work was performed by the GBG geologists. During sample mark-up, sample bags were tagged with sample tags corresponding to the relevant intervals. The core was split using a mechanical splitter along the core axis for each marked sample interval and placed into the labelled canvas sample bag. The remaining half was placed in the core box. Whole core was sampled only where significant visual vein mineralization was observed. Sample information was marked on the core boxes with sample tags and flagging tape detailing relevant depths and numbers. Sample logs were generated and stored at the Battle Mountain facility and later the Winnemucca facility. Drill core sampling procedure included five foot samples throughout the Tertiary units, and were selectively sampled based on geologically defined intervals below the Tertiary-Ordovician contact.

Several analytical laboratories were used during the 1997 to 2013 period. The labs include:

•	ALS Chemex’s laboratory at Sparks, NV (ISO 9001-2000 accredited), that carried out sample preparation and gold and silver assays between 1997 and 2001, and between 2008 and 2009, and in 2013;

•

American Assay Laboratories Inc. laboratory at Sparks, NV (“AAL”, ISO/IEC 17025 accredited) completed standard reference sample homogenization, splitting and round- robin analysis in 1998; most of the duplicate assays between 1998 and 2001; and exploration and development drill samples were prepared and analyzed at the lab between 2002 and 2007, as well as 2011 and 2015;

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•

Bondar-Clegg Laboratory Group’s (formerly ITS Bondar-Clegg, acquired by ALS Chemex in November 2001 – source: www.infomine.com) laboratory at of Sparks, NV and North Vancouver, B.C., completed standard sample preparation and some duplicate assay analyses in 1998;

•	Assayers Canada Services (formerly Mineral Environments Laboratories or more commonly Mine-En Labs) laboratory at Vancouver, B.C., who carried out some duplicate assay analyses in 1998;

•	BSI Inspectorate Sparks, NV, (ISO 9001: 2000 accredited) prepared and analyzed samples for gold, silver and metallic assays, between 2006 and 2014, and multi-element analyzes in 2007 and 2008; and

•	Pinnacle Laboratory Lovelock, NV, prepared and analyzed several exploration and development underground drill holes, as well as underground channel samples between 2009 and 2013.

The Hollister Project sample preparation procedures varied slightly between 1999 to 2001 and 2002 to 2013. Sample preparation included:

•	Drying and weighing the sample.

•

Jaw crush the entire sample with the crushed to 70% passing 10-mesh, split a 500 gram sub-sample using a Jones splitter during the period 1999-2001, and crushed to 90% passing 10-mesh with a 300 gram sub- sample using a Jones splitter during the period 2002-2013.

•

Pulverize sub-sample with the 500 gram sub-sample to 95% passing 150 mesh using a large capacity ring and puck pulverizer during the period 1999- 2001, and 300g sub-sample to 90% passing 150- mesh using a large capacity ring and puck pulverizer during the period 2002-2013.

Figure 10.1, Figure 10.2, and Figure 10.3 illustrate the flow charts of the sampling and analytical protocols for split drill core, whole drill core and RC chip samples from the Hollister Project between 1999 and 2001. Changes to the flow chart from 2002 relate to the crush and pulverisation stages (as outlined above).

All half core, RC, channel and duplicate samples were assayed for gold by 30 gram lead collection fire assay (“FA”) fusions with either an atomic absorption spectroscopy (“AAS”) or gravimetric finish. Most of the results were reported in parts per million (“ppm”). All samples that returned FA-AAS values greater than 10 ppm Au and greater than 100 ppm Ag were re-assayed with gravimetric finish. Between 1998 and 2008 samples with gold assays greater than 8.57 g/t (0.25 oz/st) were routinely selected for precious metallic screen assays, which were completed ALS Chemex and BSI Inspectorate.

Metallic screen sample preparation consisted of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 1,000 gram sub-sample using a rotary splitter, and then pulverizing the sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. Gold and silver determinations were by metallic screen analysis, with two 1 assay-ton (30 gram) fire assays completed on the fine fraction and the coarse fraction fire assayed in its entirety. The final gold and silver values were calculated as weighted average from the fine and the coarse fraction assays.

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GREAT BASIN GOLD Inc
Hollister Project
1999- 2001 Drill Core Flow Chart

± 5 ft
HQ Core Sample (Some Reduced to NQ)
Cored Portions of Drill Holes from IH013 onwards
Samples Transported from Site by GBG Truck to Battle Mountain Office
Photographs Archived on CD
Core Photography
Core Sawn or Split
Logged, Photographed & Sampled at GBG Battle Mountain Office
½ Core Remainder
½ Core Original Split e.g. 671010
Stored in Core Boxes at GBG Warehouse Battle Mountain, Nevada
Insert After Sample with Visible Gold
Coarse Blank e.g. 211543
½ Core Samples Shipped by GBG or ALS Chemex Truck to ALS Chemex Lab Elko, Nevada
Coarse Sample ± 5 kg e.g. 671010
Sample Dried, Weighed & Crushed to 70% -10 Mesh (or better)
Duplicates Trucked to American Assay Lab Sparks, Nevada
1 in 20 Samples
Selected Rejects > 1 Year Old Stored at Battle Mountain, Nevada
Rejects Stored at ALS Chemex Elko in Year Drilled
7.5 kg Crushed Reject
± 500 g Regular Coarse Split e.g. 671010
Riffle Split
± 500 g Duplicate Coarse Split e.g. 671010
Regular & Priority Samples Prepared at ALS Chemex Lab Elko, Nevada Duplicates Pulverized American Assay Lab Sparks, Nevada
All Pulps > 1Year Old Retained Stored at Battle Mountain, Nevada
Pulps Stored at ALS Chemex Elko in Year Drilled
Pulverized to 95% -150 Mesh (or better)
250 - 375 g Pulp Reject
± 375 g Priority Pulp e.g. 671010
± 125 g Regular Pulp e.g. 671010
Riffle Split
± 500 g Duplicate Pulp e.g. 671010
Selected Priority Samples
Regular & Priority Samples by Truck to Sparks Nevada Regular Samples Shipped by Air to N. Vancouver BC
75 g GBG Standard Reference Sample eg. 671200 98GH1
<1 in 20 Priority Samples
1 in 20 Regular Samples
1 in 13 Duplicate Samples
Property Standard
Priority Duplicate Au Ag Analysis ALS Chemex Sparks Nevada
Regular Au Ag ICP Analysis ALS Chemex N. Vancouver BC
Duplicate Au Ag Analysis American Assay Lab, Sparks Nevada
Au 30 g Fire Assay AA or Grav. Finish Ag by AA or Grav. ALS Chemex N. Van. Also does ICP

(Source: GBG, 2001)
Figure 10.1:	Hollister’s Drill Core Sampling and Analytical Flow Chart for half core during the 1999 to 2001 period. Note: multi-element ICP analyses were not routinely completed .

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Hollister Project
Metallic Assay Flow Chart
(Example for Selected Samples

2 - 5.5 ft
Whole HQ Core Samples
25 Selected Samples in IH002 and IH003
Samples Transported from Site by GBG Truck to Reno Office
Core Photography
Photos Archived in GBG Files
Logged Photographed Sample Selection by GBG Personnel Reno, Nevada
Sampled by Chemex Personnel at GBG Office
Entire Sample Dried, Weighed & Crushed to >60% -10 Mesh
Transported by Chemex Truck to Chemex Lab Sparks, Nevada
4 kg Crushed Reject
Whole Core Sample ± 5 kg e.g. IH004134 634.5
After Every Sample
Stored at GBG Warehouse Battle Mountain Nevada
Riffle Split
1000 g Mainstream Split e.g. IH004134 634.5
600 g Silica Sand Blank Course
Samples Prepared at Chemex Lab Sparks, Nevada
Pulverize to >90% -150 Mesh
After every Sample
Riffle Split
1000 g Mainstream Pulp e.g. IH004134 634.5
600 g Silica Sand Blank Pulp
150 mesh Screen
125 g MGL or Chemex Gold Standard Inserted (e.g. 96-3H2)
1/2 of samples (Not Screened)
Weigh -150 Mesh Fraction
Weigh & Assay Entire +150 Mesh Fraction
Samples Assayed Chemex Lab Sparks, Nevada Pulp Shipped by Air to Chemex Lab Vancouver, BC for Multi-Element Analysis
Standard Reference Material
900 g Screened Pulp Reject
-150 Mesh Assay "A"
-150 Mesh Assay "B"
-150 Mesh Assay "C"
+150 Mesh Assay
Silica Sand Blank Assay
Au/Ag 30 g Fire Assay Gravimetric Finish Multiple Technique AA for Sb, As, Se, Hg & 32 Element ICP
Stored at GBG Warehouse Battle Mountain Nevada
Average A, B & C
Weighted Average Result

(Source: GBG, 2001)
Figure 10.2:	Hollister’s Whole Core Sampling and Analytical Flow Chart during the 1999 to 2001 period. This procedure was only carried out where significant visual vein mineralization was observed. Note: 32 element ICP analyses were not routinely completed.

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Hollister Project
Reverse Circulation Drilling Flow Chart

5 ft
6 Inch Diameter RC Chips
1999-2001 RC Pre-Collars IH018 onwards
Cyclone
± 90 lbs Cyclone Reject
Sample Mixed by Hand
Chip Trays Shipped to GBG Battle Mountain Office for Logging
Samples Prepared at Drill Site
± 30 lbs Subsample Reject
± 120 lbs Site Reject
± 40 lbs Chips e.g. IH013020
GBG < 0.1 lbs Chip Tray
Discharged at Drill Site
Driller Selected "Scoop" Sample Dried, Weighed Crushed to 70% - 10 Mesh (or finer)
Samples Picked up by ALS Chemex Truck & Delivered to ALS Chemex Lab Elko, Nevada
Rejects Stored at ALS Chemex Elko in Year Drilled
9 lbs Coarse Reject
8 - 10 lbs Regular Sample e.g. IH013020
Riffle Split
Samples Prepared at ALS Chemex Elko, Nevada
Selected Rejects > 1 Year Old Stored at Battle Mountain, Nevada
Pulverized to 95% -150 Mesh (or finer)
Pulp Reject
500 g Regular Split e.g. IH013020
Riffle Split
Pulps Stored at ALS Chemex Elko in Year Drilled
All Pulps > 1Year Old Retained Stored at Battle Mountain, Nevada
Pulp Samples Shipped by ALS Chemex Truck to ALS Chemex Sparks, Nevada then by Air to N. Vancouver BC
Pulp Reject
Regular Au Assay ALS Chemex N. Vancouver BC
Au 30 g Fire Assay AA Finish 34 Element ICP on Au results > 2 ppm
Stored at ALS Chemex N. Vancouver & HDI Warehouse

(Source: GBG, 2001)
Figure 10.3:	Hollister’s RC Chip Sampling and Analytical Flow Chart during the 1999 to 2001 period. Note: 34 element ICP analyses were not routinely completed.

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10.2.2	Security and Storage

All drilling, logging and sampling were supervised by either the GBG geological or engineering staff members. Between 1997 and 2007, all samples and geological logs were transported to a secure Battle Mountain facility. Between 2007 and 2013, the samples were transported by the GBG personnel to the secure facility at Winnemucca.

Individual sample bags were placed into wooden boxes for transport and stored in a locked enclosure, prior to being transported either by a GBG truck or by the laboratory’s truck for delivery to laboratory’s sample preparation facility.

10.3	Carlin Resources Core Drilling Sampling, 2013-2016

10.3.1	Sample Preparation and Assaying Procedures

For underground diamond drilling, the same procedures were used as those established by GBG between 2002 and 2013 (outlined above). For surface diamond drilling all core was placed in a core box at the drill rig by drilling personnel. All box markings and core run blocks were placed on and in the core box by drilling personnel. Core was transported by Carlin Resources employees from the rig to the Winnemucca facility where the geotechnical and geological logging was completed. Sample intervals and core cutting lines along core axis were marked. Sample intervals were typically 5 ft long but were sometimes adjusted for lithological or redox boundaries. Sample tags were stapled onto the inside of the core box. Flagging tape was used to delineate specific gravity samples that were up to 4 inches in length. The marked up core was then photographed with a digital camera. The core boxes were stacked and stored at the Winnemucca facility until AAL collected and transported the core to the Sparks lab. AAL completed all sample preparation, assaying and specific gravity analyses.

A digital copy of the sample sheet was sent to AAL via e-mail to assist with sample bag labelling and to alleviate any errors. Core was cut using rock saws at the labs facility. Cuts were made along the line that marked the core axis and along the line that marked the start and end of each sample. One side of the core was sampled into a labelled bag and the other half remained in the box. Labelled specific gravity samples were removed from the sample before cutting core along the axis. Predetermined Carlin Resources quality controls samples were inserted into the sample stream at the AAL cutting facility. Visits to the lab were frequently/periodically carried out to ensure correct cutting and sampling procedures were completed.

After cutting and bagging, the samples were delivered to the laboratory’s preparation and analytical area and treated as described for the 2002 to 2013 methods.

Figure 10.4 outlines the sample preparation used by AAL.

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(Source: Carlin Resources, 2016)
Figure 10.4:	Analytical flow chart for the 2013-2015 Tertiary drilling program. All samples were processed at the American Assay Lab of Reno, Nevada.

10.3.2	Security and Storage

Core boxes at the drill rig were stacked by the drilling personnel and transported to the Winnemucca logging facility by Carlin Resources employees. At the facility, Carlin Resources’ personnel sequentially laid out the core boxes to ensure all boxes had been received. Once the core was logged for geological and geotechnical data, it was photographed and marked for sampling, the core was boxed up and numerically stacked on pallets. The pallets were picked up by AAL personnel who signed chain of custody and submittal forms before leaving the logging facility.

Sample pulps and the remaining half of the core were returned from the laboratory following assay reporting and QAQC checks. The pulps were returned in sealed paper envelopes and stored in sealed containers at the Winnemucca logging facility. The stacked core boxes are stored on wooden pallets and kept in the Winnemucca core storage area.

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10.4	Specific Gravity Determinations

10.4.1	Great Basin Gold

Sampling by GBG for specific gravity determinations concentrated on mineralized veins and wall rock slated for underground mining. GBG completed over 460 specific gravity determinations between 1998 and 2001 using uncoated whole drill core quartz vein, breccia and wall rock samples. A further set of determinations was carried out by ALS Chemex, at their laboratory at Elko, NV, on 24 drill core pulp samples using a pycnometer. Following a Behre Dolbear review in 2001, it was concluded that the pycnometer measurements might have been artificially higher than the true average In situ value, due to the influence of voids and fractured material that had not been taken into account. An average bulk density of 2.50 g/cm3 was recommended and applied.

In subsequent years bulk samples of mineralized material from main mineralized veins were sent to a lab for SG determinations. Average bulk densities from the veins were estimated at 2.65 g/cm³.

10.4.2	Carlin Resources

In 2015 Carlin Resources carried out an additional 406 specific gravity determination of whole core samples from a broad range of lithological, altered, oxidized and mineralized units. The majority (369) were collected from the Tertiary units. Four inch samples were delineated by blue flagging on both the upper and lower contact. Drill hole identification and footage was written on either the blue flagging and/or core sample. Sample footage, lithology, alteration, and oxidation was noted in the logging Excel spreadsheet. A copy of the sample list accompanied the submittal form and chain of custody to the laboratory.

American Assay Laboratory performed a paraffin wax coating method (SG-DISP) to calculate the specific gravity.

Twenty one samples were also sent to ALS Global laboratory of Sparks, Nevada as check specific gravity determinations. Samples were from the consecutive 4 inches of whole core below the specific gravity samples selected for AAL. The wax coating method (OA-GRA08a) was used with results being comparable to AAL.

10.5	Analytical Quality Control Data

The QAQC results are grouped by surface and underground drilling as they were separate campaigns. Surface drilling with QAQC data in the resource area occurred during the periods of 1998 to 2001 by GBG and from 2014 to 2015 by Carlin Resources. Underground drilling from 2006 to the end of May 2013 was conducted by GBG and from June 2013 to 2015 by Carlin Resources. Appendix B contains QAQC charts for the 2006 to 2015 review. The authors are unaware of any independent QAQC data for drilling and sampling programs prior to 1998.

10.5.1	QAQC Verifications 1998 to 2001

Great Basin Gold Ltd. – Surface Drill Holes

An internal memo outlines the QAQC procedures between 1998 and 2001 (Titley, 2001). The following is a summary of the memo.

From 1998 to 2001 GBG drilled 215 surface holes for a total of 43,573 assays. During that time, the company conducted a QAQC program consisting of blanks, standards, and duplicates (Table 10.1) . The QAQC program was carried out on drill holes IH-002 to IH-216 representing a combination of diamond drill holes and reverse circulation (RC) drill holes. A total of 1,541 standards and 67 blanks were analyzed along with 1,815 umpire lab duplicates. The assays were sent to ALS Chemex lab and later in mid-1998 to ALS Chemex in North Vancouver. The umpire duplicates were sent to AAL in Reno.

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Table 10.1: Summary of 1998-2001 Surface drilling QAQC

Sampling Program	1998-2001	(%)
Sample Count	43,573
Field Blanks	67	0.2%
QC Samples	1,541	4%
Umpire Duplicates	1,815	4%
Total QC Samples	571	8%

Blanks from surface drill holes

A total of 67 blanks were sent to ALS in Sparks and North Vancouver, which is less than 1% of the assayed intervals. Most of the blanks are at or near detection limit except for 16 samples, three of which are highly anomalous results (Figure 10.5) .

(Source: Titley, 2001)
Figure 10.5:	Blanks for surface drilling, 1998-2001.

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Standards from surface drill holes

Eight reference standards were inserted into the sample stream from 1998 to 2001.

Round robin gold analysis of all of the project-based standards was performed at three labs: ALS Chemex North Vancouver, ALS Chemex Sparks, and AAL. Standards LG4 and MG5 were also analyzed for silver in the round robin testing. The control limits given for standards 98GM2, 98GH1, and 98GV3 for silver are derived from the regular and duplicate assay results.

Overall, the standard results are reasonable according to the control limits determined from the round robin testing. The charts were reviewed regularly, and if necessary, failed batches were re-analysed. Figure 10.6 shows the results for gold standard 98GH1. This standard preforms well and all results fall within 3 standard deviations of the mean.

Most of the results for each standard are within 3 standard deviations. Overall, in all standards the average reported grade is quite similar to the true average.

(Source: Titley, 2001)
Figure 10.6:	Standard 98GH1 results for gold.

Duplicates from surface drill holes

A total 1,815 umpire duplicates were sent to AAL to compare the analyses with ALS Chemex Sparks and North Vancouver. The results are plotted in Figure 10.7. The bulk of the duplicates were randomly selected and regularly spaced throughout the core samples. AAL pulverized and analyzed these duplicates for gold according to the same specifications as ALS Chemex.

The umpire lab results have a correlation coefficient of 0.93 and over 65% of the pairs are within 10% of each other.

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(Source: Titley, 2001)
Figure 10.7:	Umpire lab duplicate pair results for gold plotted as relative deviation.

10.5.2	QAQC Verifications 2006 to 2014

Great Basin Gold and Carlin Resources – Underground Drill Holes

GBG conducted a QAQC program from 2006 to May 2013 and Carlin Resources continued from June 2013 to 2014 (Table 10.2) . The data is combined from both operators in the charts and tables presented here. There are a total of 27 different standards used over this period. Blanks and standards were inserted at approximately 1 for every 10 assays. There are no field duplicates. Pulp duplicates were inserted by the labs but are not considered QAQC data as they are not blind samples. Of the 27 standards, only seven have 50 or more samples. Only these seven standards are discussed here. QAQC samples from GBG and Carlin Resources are presented together as there was no hiatus in the underground drilling program.

GBG considered a blank a failure if the result was greater than twice the detection limit whenever the blank did not follow a high grade vein sample. When the blank followed a high grade sample, it was considered a failure if the results exceeded 5-10% of the previous sample or twice the detection limit. When a blank failed, the 10 samples previous, and the 10 samples after the blank were included in the assay rerun.

GBG considered a standard a failure when the sample exceeded two standard deviations. When a standard failed, the 10 samples previous, and the 10 samples after the failed standard were included in the assay rerun.

Carlin Resources considered a blank a failure if the result was greater than 5 times the detection limit (0.015 g/t Au). A standard was considered a failure when the result was greater than 3 standard deviations, or when two consecutive standards were outside of two standard deviations. Samples surrounding the failed QAQC samples had limited reruns. Both the original and the rerun samples have been included in the QAQC analysis. This has the potential to slightly overstate the number of the original QAQC samples.

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Table 10.2: Summary of Underground QAQC.

Sampling Program	DDH
	2006-2014	(%)
Sample Count	23,809
Field Blanks	1,584	7%
QC Standard Samples	1,183	5%
Total QC Samples	2,767	12%

Blanks – Underground holes

A total of 1,584 blanks were included in the QAQC procedures from four labs: Inspectorate, ALS Vancouver, AAL, and Lovelock.

Coarse blanks were barren rhyolite from outcrop or landscape rock. It was determined that the rhyolite potentially contained trace amounts of gold. It was later replaced by the landscape rock. A total of 6% of the blanks failed for all the labs combined. ALS Vancouver performed poorly for these analyses. Considering that there are so few samples from ALS the failures are not considered relevant. All other labs preformed acceptably. SRK established two thresholds for blank sample failures, 0.025 and 0.10 g/t Au, depending on the lab detection limit.

Table 10.3 shows the results for the blanks and Figure 10.8 plots the blank results sorted by lab and date.

Table 10.3: Summary of blank results by lab for underground drilling.

	Inspectorate	ALS_Van	AAL	Lovelock Lab	Total
Total Count	857	28	596	103	1,584
Count > detection limit x 5	39	6	52	5	102
Percent Fail	5%	21%	9%	5%	6%

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(Source: SRK, 2016)
Figure 10.8:	Blanks for underground drilling sorted by lab and date

Standards

A total of 27 certified reference standards and 1,183 samples were utilized in the QAQC procedures. Of these 27 standards, seven have more than 50 samples. The summary of the results from these standards is shown in Table 10.4.

Overall, for three standards the percentage of assays outside ±3 standard deviations is quite low (CND-GS-4A, CND-GS-5C, CND-GS-5H). On the other hand, for the other four standards the percentage of failed assays is higher (CDN-CGS-15, CDN-GS-1D, CDN-GS-2B, and CDN-GS-5J). As with the blanks, for the underground resource this could be a cause for concern, but for the current resource potential influence of introduced errors in the assays is a very minor issue.

Standards CDN-CGS-15 and CND-GS-5J are plotted in Figure 10.9 and Figure 10.10. Note standard CDN-CGS-15 trends above and CDN-GS-5J trends below the expected value.

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Table 10.4: Standards for underground drilling.

Statistics	CGS-15	GS-1D	GS-2B	GS-4A	GS-5C	GS-5H	GS-5J
Count	199	169	199	131	56	62	50
Mean	0.602	1.080	2.082	4.328	4.653	3.705	5.030
Samples Outside 2StdDev	44	45	52	16	10	13	10
Percentage Outside 2StdDev	22%	27%	26%	12%	18%	21%	20%
Samples Below 2StdDev	12	10	26	9	8	12	5
Samples Above 2StdDev	32	35	26	7	2	1	5
Samples Outside 3StdDev	20	21	29	6	2	5	6
Percentage Outside 3StdDev	10%	12%	15%	5%	4%	8%	12%
Samples Below 3StdDev	5	5	15	3	1	5	2
Samples Above 3StdDev	15	16	14	3	1	0	4

(Source: SRK, 2016)
Figure 10.9:	Standard CDN-CGS-15 for gold .

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(Source: SRK, 2016)
Figure 10.10:	Standard CDN -GS-5J for gold.

10.5.3	2015 Drilling

Carlin Resources – Surface Drill Holes

SRK reviewed Carlin Resources QAQC results for the 2015 surface drilling. A total of 2,701 samples were taken from 22 drill holes. The samples were sent to AAL for analysis. QAQC blanks, standards, and duplicates samples were introduced into the sample stream at approximately one in every ten samples (Table 10.5) .

SRK has analysed the results of the 2015 QAQC program and found them acceptable.

Table 10.5: Summary of Analytical Quality Control Data Produced By Carlin Resources on the Hollister Project.

Sampling Program	2015	(%)
Sample Count	2,701
Field Blanks	95	4%
QC Samples	105	4%
CDN-GS-1M	42
CDN-GS-3M	13
CDN-GS-P4E	50
Field Duplicates	92	3%
Total QC Samples	292	11%

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Blanks

In 2015 Carlin Resources submitted for analysis 95 field blanks and no failed values were reported. Figure 10.11 shows the blank results. The blanks were a coarse landscaping marble that was packaged and labeled along with the drill core samples.

Blanks were considered failed when the result was greater than 0.025 g/t for gold.

(Source: SRK, 2016)
Figure 10.11:	Results from 2015 blank samples sorted by date.

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Standards

The summary of the results from the 2015 standards are provided in Table 10.6. Figure 10.12 shows the results plotted for standard CDN-GS-P4E. A total of four standards failed and the failed batches were rerun. The rerun assays supersede the original assays in the database. Overall, the standards performed quite well.

Table 10.6: Summary of 2015 Standard Results.

Statistics	CDN-GS-1M	CDN-GS-3M	CDN-GS-P4E
Count	42	13	50
Mean	1.08	3.16	0.57
Expected Value	1.07	3.10	0.49
Samples Outside 2StdDev	3	3	1
Percentage Outside 2StdDev	7%	23%	2%
Samples Below 2StdDev	0	0	0
Samples Above 2StdDev	3	3	1
Samples Outside 3StdDev	0	0	0
Percentage Outside 3StdDev	0%	0%	0%
Samples Below 3StdDev	0	0	0
Samples Above 3StdDev	0	0	0

(Source: SRK, 2016)
Figure 10.12:	Results of 2015 gold standard CDN -GS-P4E.

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Duplicates

Carlin Resources has collected a number of field duplicates representing a second half of the cut core. Over 60% of the field duplicate pairs were within 10% of each other(Figure 10.13) . The field duplicate results are acceptable.

(Source: SRK, 2016)
Figure 10.13:	Field duplicate results plotted as relative deviation

Carlin Resource – Underground Drill Holes

In 2015, Carlin Resources drilled 34 underground drill holes totalling 15,414 ft. These holes were drilled to target the Gloria vein system.

SRK reviewed Carlin Resources QAQC results for the 2015 underground drilling. A total of 2,212 samples were taken from 34 drill holes. The samples were sent to AAL for analysis. QAQC blanks and standard samples were introduced into the sample stream at approximately one in every twenty samples (Table 10.7) .. A total of seven standards were utilized for the 2015 underground drill program. Standard CDN-GS-22 and internal standard, HVS2, are not included in the review as they have less than ten samples each.

SRK has analysed the results of the 2015 QAQC program and found them acceptable.

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Table 10.7: Summary of Analytical Quality Control Data Produced By Carlin Resources on the Hollister Project.

Sampling Program	2015	(%)
Sample Count	2,212
Field Blanks	274	12%
QC Samples	169	7%
CDN-GS-22	81
CDN-GS-2Q	24
CDN-GS-5H	29
CDN-GS-6D	21
Total QC Samples	598	19%

Blanks

In 2015 Carlin Resources submitted for analysis 274 field blanks and 7% failed values were reported. Figure 10.14 shows the blank results. The blanks were a coarse landscaping marble that was packaged and labeled along with the drill core samples.

Blanks were considered failed when the result was greater than 0.025 g/t for gold.

This underground drilling does not significantly impact the estimated resource. The blank performance is acceptable.

(Source: SRK, 2016)
Figure 10.14:	Results from 2015 blank samples.

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Standards

The summary of the results from the 2015 standards are provided in Table 10.8. Figure 10.15 shows the results plotted for standard CDN-GS-22.

Standards CDN-GS-2Q and CDN-GS-6D have no samples outside of 3 standard deviations from the expected value and perform well. Standard CDN-GS-22 preforms well and fails for 5% of the samples. Standard CDN-GS-6D has failed for 14% of the samples and does not perform well but is considered acceptable. Overall, the standards performed acceptably.

Table 10.8: Summary of 2015 standard results.

Statistics	CDN-GS-22	CDN-GS -2Q	CDN-GS-5H	CDN-GS-6D
Count	81	24	29	21
Mean	23.28	2.39	3.84	5.97
Expected Value	22.94	2.37	3.84	6.01
Samples Outside 2StdDev	7	3	1	5
Percentage Outside 2StdDev	9%	13%	3%	24%
Samples Below 2StdDev	2	1	1	4
Samples Above 2StdDev	5	2	0	1
Samples Outside 3StdDev	4	0	0	3
Percentage Outside 3StdDev	5%	0%	0%	14%
Samples Below 3StdDev	1	0	0	2
Samples Above 3StdDev	3	0	0	1

(Source: SRK, 2016)
Figure 10.15:	Results of 2015 gold standard CDN -GS-22.

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10.6	SRK Comments

In the opinion of SRK the sampling preparation, security and analytical procedures used by GBG and Carlin Resources are consistent with generally accepted industry best practices and are therefore adequate.

Overall, the validation and the analytical quality control data examined by SRK suggest that gold grades are reasonably reproduced, and that the assays are generally reliable for the purpose of resource estimation.

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11	Data Verification

SRK was provided with a drill hole database export from DataShed in CSV format. The data included collar, survey, assay, lithology, alteration, redox, and specific gravity tables. Carlin Resources has put in great effort to update the historic database and to verify against historic logs. SRK has conducted a review of both the current drill hole data and the historic data from the post-1997 period. A total of 25% of the resource database was validated against assay certificates provided by Carlin Resources. In addition, SRK has confirmed and reviewed quality assurance and quality control programs (QAQC) and analysed the results from these programs. SRK has also reviewed and verified assay data from 14 historic handwritten holes drilled prior to 1998 as no certificates are available.

Note that although the resource has been estimated for silver, the verifications and validations are focused on gold assays representing almost all of the resource on the project.

11.1	Verifications by Great Basin Gold

In 1998, GBG compiled the drill data for 1981 through 1994 from digital files provided by Newmont Mining Corp (Newmont). GBG added 215 drill holes as the drilling project progressed through 2001. The 215 drill holes were checked and verified against the original logs along with other validity checks and an independent third party consultant verified a portion of the data with positive results. GBG did not verify the pre-1997 drill holes provided by Newmont as the data is believed to be reliable.

11.2	Verifications by Carlin Resources

Two database verification programs have been carried out by Carlin Resources with the first completed in November 2014 (K. Fowlow, internal memo, November 25, 2014) and the second completed in February 2016 (T. Evans, internal memo, February 4, 2016). Combined, both programs verified 202 drill holes from within the resource area. Each verification program randomly selected drill holes from the historical surface, recent surface and underground databases. The work comprised verification of collar location, downhole surveys, and assay data against available paper files, certificates and logs. Both programs showed overall good correlation with the paper files, certificates and logs, with few minor issues identified.

11.2.1	Issues

The most concerning issue from the 2014 program related to a large portion of assays missing in the DataShed hosted database. The other issue identified during both programs related to where the historical surface assay results were converted from ppm to opt into an earlier Fusion-hosted database before the results were subsequently loaded in DataShed. Once loaded into DataShed, the assay results were converted back to ppm from opt. This conversion has created rounding errors that results in very small differences (usually 0.001 ppm differences) to the paper files.

11.2.2	Corrective Actions

The assays that were missing from the November 2014 verification were all located within the paper log files located at the Winnemucca field office. As all the missing assays were historical surface holes, no certificates were located so results were input from the paper log files into an Excel spreadsheet and then imported into the DataShed hosted database. As for the conversion from ppm to opt issue, where electronic certificates were located the files were loaded in the DataShed-hosted database. All other results were not changed.

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11.3	Verifications by SRK

11.3.1	Evaluation of Historic Data

Detailed evaluation of historic drilling with 2015 drilling and a comparison of drill hole assay data from different periods in time were analyzed by SRK in February 2016. The results of the study have been summarized in a February memo: Hollister Resource Estimates Phase 1: A comparison of historical drilling with 2015 drilling. The following is a short description of the methodology used and an example of the results.

The Hollister Project database comprises descriptive and assaying information for exploration drilling conducted throughout many years by different operators. Between 1980 and 1986 United States Steel Corporation (“USSC”) drilled 228 drill holes. Further drilling was done by Touchstone Resources and Galactic Resources (1987-1992), Newmont (1992-1997), GBG (1997-2013) and Carlin Resources (2013-present). Most of these companies operated as joint ventures for different periods of time.

To evaluate differences between drill hole assay data in different periods in time, and especially the differences with Carlin drill holes from 2015, the data were arbitrarily grouped into four periods:

•	Period 1: 1981-1989 (80s).

•	Period 2: 1990-2000 (90s).

•	Period 3: 2001-2014 (2000s).

•	Period 4: 2015.

Two methods were used to compare drill holes from different periods and to compare RC and core hole data: Method 1 used a nearest neighbor (NN) approach where 25 x 25 x 10 ft blocks were estimated by the nearest composite assay within a search radius of 150 x 150 x 30 ft. Only blocks estimated from different periods and from different data types were used in the statistical analysis (blocks-in-common). Method 2 utilized large panels 600 x 600 x 30 ft in size. All composites from data drilled in different periods were averaged within each panel. Figure 11.1 present quantile-quantile plots and average grades from distributions of block grades estimated from different period data. If the distributions are similar they will have similar average grades and will plot close to a 45° line. Overall, the grades from the grouped data are quite similar. Considering prevalence of drilling from 1980s, for the 2015 data the most robust result is the comparison shown in the left graph of Figure 11.2.

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(Source: SRK, 2016)
Figure 11.1:	Quantile-quantile plots of the distribution of block grades from 2015 versus the 80s and the 90s data.

(Source: SRK, 2016)
Figure 11.2:	Quantile-quantile plots of the distribution of block grades from 2015 versus the 2000s data and from the 80s versus the 90s data.

The results of the analysis of different data types in the same areas indicate that the historical data are generally similar to the 2015 data. Moreover, the historic data collected from different periods are also quite similar. In summary, there is no indication from the SRK analysis that the historic data are biased.

Assays from RC and core holes were compared in all four domains from the main area. In the Vein Zone area the assays compare very well. On the other hand in other domains, especially in the Velvet area, there is some indication that the core assays are somewhat higher than the RC assays. SRK is of the opinion that in general the core and the RC assays should be considered quite similar.

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11.3.2	Database Validation

SRK validated 25% of the database from assay certificates and original logs within the resource area. The Hollister Project has been drilled throughout many years by different operators. Most of the surface drill holes were drilled between 1981 and 2012 (927 holes) with 24 new holes drilled in 2014 and 2015 by Carlin Resources. All underground drill holes within the resource area were drilled between 2006 and 2015 (1,177 holes).

Nearly 44,000 assays were validated in the area of interest. These assays ranged in analytical date from 1997 to 2015, with less than 1% errors found. An additional 2,323 assays from 14 holes drilled between 1985 and 1989 were scanned and validated against the database. Only two errors were found. All errors were corrected in the resource database.

SRK determined there are a large number of assays with very small discrepancies between the database and the certificates. After discussions with Carlin Resources it was determined that these small changes are due to a database unit conversion. Section 11.2.1 contains further information on the data conversions. SRK has determined that no systematic bias is present. Note that gold assays below detection limit values have been reassigned to 0.001 oz/ton Au or 0.034 g/t Au.

11.3.3	Summary - Verifications by SRK

The results of the analysis of different data types in the same areas indicate that the historical data are generally similar to the 2015 data. Moreover, the historic data collected from different periods are also quite similar. In summary, there is no indication that the historic data are biased.

A large number of assays in the database were validated against assay certificates or original logs. These assays ranged from 1997 to 2015, with less than 1% of errors found. SRK concluded that the current database is a proper reflection of the assay grades reported in assay certificates.

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12	Mineral Processing and Metallurgical Testing

12.1	Historical Testwork (1983 to 1984)

The earliest metallurgical testwork for which reports exist was produced by Dawson Metallurgical Laboratories, Inc. for the United States Steel Corporation (USSC) in1983 (Dawson, 1983) and three subsequent reports were generated in 1984. Bottle roll tests on oxide ores gave recoveries in the order of 86% to 89%. Results for sulfide ores were poor, and further testwork demonstrated that these ores required concentration followed by roasting to obtain acceptable recoveries.

12.2	Historical Testwork (1987 to 1988)

Additional drill holes for metallurgical samples were completed during November and December, 1987. Approximately 1,250 ft of diamond drill core was sent to Bateman Metallurgical Laboratory in Sparks, Nevada, for heap leach amenability testing (Templeton, 1988). Seven subsequent reports were generated by Bateman in 1988 through 1989.

The column leach tests were conducted on ore crushed to 100% minus 3/4 inch and leached for periods of between 34 and 98 days. Bottle roll tests of three days duration were conducted on the same samples as those used for column leach tests. The bottle roll tests were conducted at two different particle sizes: at 100% minus 3/8 inch, and at 80% passing 200 mesh. Column leach testwork results returned recoveries between 26% and 48% for mixed material, as well 63% and 89% for oxide material.

In calculating gold recovery from the ore, the Touchstone–Galactic joint venture applied the applied a process efficiency factor of 95% to the projected recovery of the various rock types to account for inefficiencies in commercial operation. The projected overall gold recovery for the first phase of the historical Hollister open pit heap leach project was based on recovering 106,000 ounces Au from 157,000 ounces Au with an estimated 67.5% Au recovery (Addison et al., 1990).

12.3	Recent works (2015 to 2016)

In 2015 and 2016, further validation and verification of the metallurgical domains was conducted by Carlin Resources. The addition of cyanide soluble data to the exploration geology assay suite was used to confirm that the oxidation state (redox) logging is of sufficient quality to generate redox surfaces/domains which can be used for metallurgical domaining and ultimately for recovery estimation purposes.

Figure 12.1 illustrates a box plot of cyanide soluble ratio for logged redox categories for the historical (1990) ore classification matrix where box width is indicative of the population size weighted by Au g/t. The figure demonstrates that the 2015 redox logging is robust and of value for metallurgical domaining purposes. Based on the analysis of the cyanide solubility ratio and redox logging the following reclassification of redox logging is deemed appropriate for the purposes of metallurgical domaining:

•	Oxide = redox categorical 1 and 2

•	Transition = redox categorical 3 and 4

•	Reduced = redox categorical 5

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Figure 12.1	Box and whisker plot of cyanide solubility ratio within logged redox categories and historical ore classification matrix.

12.4	Metallurgical Recovery Estimates

Previous testwork (Addison et al., 1990) showed strong correlation between column leach testwork and bottle roll testwork gold recoveries. Based on this correlation, a regression analysis of the cyanide solubility data available within the reclassified metallurgical domains was conducted to yield the following recovery relationships:

•	Recovery Au_oxide=72%

•	Recovery Au_transition=34%

•	Recovery Au_reduced=8%

This recovery function includes a process efficiency factor of 90% to account for inefficiencies in commercial scale operation.

As a validation, projected heap leach recoveries were calculated on an ounce-weighted basis using the historical column leach testwork results and including a 95% process efficiency factor for commercial operation. Oxide material based on the 2015 metallurgical domains has a projected recovery of 77%, and transition has a value of 41%. These values confirm the estimated recovery values calculated above.

Gold recoveries applied to the 2015 metallurgical domains were 72% oxide, 34% transition and 8% reduced.

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SRK considers that the recovery values used for the projected heap leach operation are in reasonable agreement with the test values, reflects general industry performance, and is in agreement with historical operation.

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13	Mineral Resource Estimates

13.1	Introduction

The Mineral Resource Statement presented herein represents the first near surface mineral resource evaluation prepared for the Hollister Project in accordance with the Canadian Securities Administrators’ National Instrument 43-101. In 2011, GBG prepared and filed a NI 43-101 report and resource for the underground mineralization. Section 5.3.3 summarizes the results.

The mineral resource model prepared by SRK considers 2,527 boreholes located above 5,100 elevation; drilled during the period of 1981 to 2015. The resource estimation work was completed by Marek Nowak, P.Eng (APEGBC #16985) an appropriate “independent qualified person” as this term is defined in National Instrument 43-101.

This section describes the resource estimation methodology and summarizes the key assumptions considered by SRK. In the opinion of SRK, the resource evaluation reported herein is a reasonable representation of the gold and silver mineral resources found in the Hollister Project at the current level of sampling. Tonnes and grades have been estimated in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” guidelines and are reported in accordance with the Canadian Securities Administrators’ National Instrument 43-101. The estimated tonnes and grade are not mineral reserves and do not have demonstrated economic viability.

The database used to estimate the Hollister Project mineral resources was audited by SRK. SRK is of the opinion that the current drilling information is sufficiently reliable to interpret with confidence the boundaries for gold and silver mineralization and that the assay data are sufficiently reliable to support mineral resource estimation.

The database used to estimate the mineral resources was prepared by Carlin Resources personnel. The mineralized domains were modeled using LeapfrogTM Geo 3.0 software. Statistical analysis and resource estimation was generated in non-commercial and in Gemcom GEMSTM 6.7 software.

13.2	Resource Estimation Procedures

The resource evaluation methodology involved the following procedures:

•	Database compilation and verification;

•	Construction and review of wireframe models for the boundaries of the gold mineralization;

•	Definition of resource domains;

•	Data conditioning (compositing and capping) for geostatistical analysis and variography;

•	Block modeling and grade interpolation; and

•	Resource classification and validation.

13.3	Resource Database

The Hollister Project database comprises descriptive and assaying information for exploration drilling conducted throughout many years by different operators. The database was provided to SRK as a DataShed export in CSV format. Out of a total of 2,883 drill holes, there were 2,125 holes for which at least one assay has been assigned to the modeled resource area. Table 13.1 provides a summary of the database used for the resource estimation within each estimation domain. The estimation domains are described in Section 13.5. Note that a drill hole can cross more than one estimation domain.

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Most of the surface drill holes within the estimation area were drilled between 1981 and 2012 (927 holes) with 22 new holes drilled in 2015 by Carlin Resources. All underground drill holes within the resource area were drilled between 2006 and 2015 (1,177 holes). In the vast majority of surface drill holes, samples were collected over 5.0 ft intervals. In the underground holes, the majority of samples were collected over 2.5 ft intervals.

Table 13.1: Exploration Data within the Modeled Area

Estimation Domain	Drill Type	Number of Drill Holes	Total feet drilled	Number of Drill Samples
Domain 1	Surface	289	23,200	4,662
	Underground	4	150	29
Domain 2	Surface	621	98,799	19,913
	Underground	6	333	120
Domain 3	Surface	267	62,055	12,403
	Underground	263	47,055	17,953
Domain 4	Surface	291	17,057	17,057
	Underground	6	582	254
Domain 5	Surface	408	41,199	8,346
	Underground	59	6,105	1,936
Domain 6	Surface	251	41,588	8,766
	Underground	956	88,263	27,643
Domain 7	Surface	158	5,557	1,215
	Underground	937	16,932	8,131

13.4	Geology Modelling

The 3D modeled solids include the 0.1 g/t Au grade shell, lithology and silica alteration domains, and the sulfide/oxide boundaries. The solids were modeled by SRK and Carlin Resources.

13.4.1	Topographic Surfaces

The topographic surface provided by Carlin Resources was created after the excavation of USX pits. SRK clipped and modeled the topography over the pits and disturbed areas by using the older drill hole collars as points to create a pre-mining surface. The modification to the topography was necessary to create a more accurate historical topographic surface for the resource estimation Figure 13.1. A post-mining surface was created to include changes from the pre-mining surface and an additional 50 ft of infill in the USX West pit. The final surface used for Whittle shell design and for reporting of estimated tonnes and grades represents a combination of the originally provided as-built topography, the pre-mining surface and the infill in the USX West pit Figure 13.2.

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(Source: SRK, 2016)
Figure 13.1:	Plan views of original topography surface (a) with disturbed area shaded in red and revised topography in (b).

(Source: SRK, 2016)
Figure 13.2:	Plan view of the final post-mining topography which excludes the west pit fill. The yellow surface is the location of the west pit fill.

13.4.2	Grade Shell Model

A spheroidal 0.1 g/t gold grade shell was modeled in Leapfrog Geo. For this design 15 ft composite assays were used. The grade shell was then outlined on 100 ft east-west sections to create a rough, continuous, 0.1 g/t gold grade shell. A leapfrog solid was created from the section lines.

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Several waste zones were modeled based on the same 15 ft composites and modeled on 100 ft sections. The unsampled intervals were set to zero grade. These were primarily modeled in the Tertiary as many of the underground holes have unsampled intervals and large swaths of the model would have been excluded. Waste solids were created in Leapfrog from the section lines. The final 0.1 g/t gold grade shell was clipped by the waste solids (Figure 13.3 and Figure 13.4) .

(Source: SRK, 2016)
Figure 13.3:	Plan view of the 0.1 g/t gold grade shell model.

(Source: SRK, 2016)
Figure 13.4:	Cross section of the final 0.1 g/t gold shell model (purple) and the excluded waste solids (solid gray), looking east on 50 ft section.

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13.4.3	Lithology Modeling

The initial lithology solids were modeled by Carlin Resources and later modified by SRK. The mineralization is hosted by both Tertiary volcanic rocks and Ordovician metasedimentary rocks with well-defined veins in the Ordovician. The volcanic assemblage consists of rhyolite, andesite, basalt, tuffs, and volcanic sediments. Underlying the Tertiary is an unconformable contact with the Ordovician which consists primarily of quartzite and argillite. The Ordovician and Tertiary have been cut with quartz veins which are sharp and distinct in the Ordovician but diffused in the Tertiary. Several intrusive events have occurred in the Eocene and Miocene times, but tend to be located outside of the modeling area.

Ordovician/Tertiary Unconformity Surface

To model the unconformity SRK grouped the lithological codes in the database into Ordovician and Tertiary units. The designed surface is based on the uppermost interval logged as part of the Ordovician unit in each drill hole. Some drill holes are missing the lithology codes for intervals or for the entire drill hole. The surface is designed to best fit the data. In most cases the surface snaps to the intervals, but there are places where intervals are disregarded due to a conflict with the data. Figure 13.5 shows an example of the Ordovician/Tertiary unconformity contact in cross section.

(Source: SRK, 2016)
Figure 13.5:	Cross section view of the Ordovician/Tertiary unconformity contact (orange surface) with lithology drill holes. Looking east, 50 ft section.

Lithology Solids

The initial lithology solids, modeled for Tertiary units and veins in Ordovician, were modeled by Carlin Resources. Lithology solids in Ordovician were not modeled due to lack of recorded lithology coding in the logs.

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For resource modeling SRK modified and simplified the lithology model. Based on statistical analysis of gold grades within the originally modeled lithology solids SRK determined that it would be best to combine intermediate tuffs (TIN) and basalt (TEM) and transition intermediate-felsic tuff (TFT_IN) to form a basalt and intermediate tuff block, or the lower package. The felsic tuffs (TFT), and epiclastic sediments (ECR) were grouped into the tuff block, or the upper block, into another solid. In addition to merging the lithologies, SRK extended the grouped solids to cover a larger area and clipped the lithology by the Ordovician/Tertiary surface. The three final lithology solids are shown in Figure 13.6.

(Source: SRK, 2016)
Figure 13.6:	3D view of a thick section with the final lithology solids: tuffs (yellow), combined basalt and intermediate tuffs (green), and Ordovician (blue). The orange line is the Ordovician Tertiary contact surface.

13.4.4	Vein Zone Solids

The mineralized veins were individually modeled by Carlin Resources using the underground drill holes.

SRK reviewed the modeled veins and consider them generally acceptable for the data provided. In the Tertiary the veins are not well defined and are quite diffuse. Considering lack of continuity of the veins in the Tertiary, SRK elected not to explicitly model the veins in this area. In contrast, in the Ordovician, the veins are well defined and are quite continuous.

A vein zone was modeled for both the Tertiary and Ordovician. The modeled veins were traced in plan view at 5100 elevation and offset above the mineralized domains. The vein zone was then clipped to the mineralized domain in the Tertiary and the Ordovician. The Ordovician vein zone was extended to include the extents of the modeled veins (Figure 13.7) . As mentioned, only in Ordovician the veins were explicitly modeled for resource estimation.

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(Source: SRK, 2016)
Figure 13.7:	3D view of the vein zone solids. Both the Tertiary vein zone (orange) and the Ordovician vein zone (blue) are clipped by the grade shell.

13.4.5	Redox Surfaces

The oxide, mixed zone, and sulphide zone surfaces were modeled by Carlin Resources. The surfaces were modeled on section with points snapped to drill hole intervals where data was available. Many holes are either not logged or have incomplete oxidation logging. The surfaces were designed to best fit the data. In most cases the surfaces snap to the intervals, but there are places where intervals are disregarded due to a conflict with the data. SRK has reviewed the surfaces and found them to be acceptable. SRK extended the surfaces to fill the block model. Figure 13.8 shows a cross section of the two surfaces.

(Source: SRK, 2016)
Figure 13.8:	Cross section view of the oxide (red) and sulphide (blue) bounding surfaces. The area between the two surfaces is the mixed zone. Looking east, 50 ft section.

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13.4.6	Alteration Solids

SRK modeled the silica alteration, based on primary alteration codes provided by Carlin Resources, using Leapfrog interpolation processes. For the Tertiary, the area not included in the silica alteration solid is considered argillic alteration. The model is snapped to drill holes and based on 50 ft composites and a horizontally flattened trend.

Alteration coding is missing in a large portion of the data and, where present, it is highly variable. The alteration data is only present in surface drill holes. There is very little data in the Ordovician; therefore this area is assumed to be primarily silicified. Small solids were removed so only the more continuous and well informed solids are used in the estimation. Figure 13.9 shows the silica alteration solid.

(Source: SRK, 2016)
Figure 13.9:	Plan view of silica solid (blue) above the Ordovician/Tertiary surface (orange).

13.5	Estimation Domains

Initially designed lithology/alteration domains were based on a combination of lithology and alteration. The design was created from statistical analysis of gold in lithology and alteration types. The results of the analysis led to a design of eight estimation domains (Table 13.2) . The initial design resulted in quite variable distributions of gold grades in the lithology/alteration domains (Figure 13.10) . Lowest grades were located in Domain 7 in the areas surrounding the modeled veins in Ordovician. Generally low grades in this domain can be at least partially attributed to missing sample intervals that were assigned zero grades. Not surprisingly, the highest average grades were modeled for the Ordovician veins (Domain 8).

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Table 13.2: Initial Estimation domains.

Domain Code	Area	Domain Description
1	Tertiary	Silica alteration
2		Tuff Intermediate combined with Basalt
3		Tuff Felsic and minor Rhyolite
6		Veins Zone
4	Ordovician	Silica alteration
5		Other rocks outside the Vein Zone
7		Vein Zone with modeled veins excluded
8		Modeled veins

(Source: SRK, 2016)
Figure 13.10:	Probability plots of composited gold assay data in initially designed lithology/alteration domains.

Once a 0.1 g/t grade shell was designed it was possible to merge some of the lithology/alteration domains. Further analysis of grades at contacts between Oxide, Mixed, and Sulfide rocks lead to additional split between the sulfide and other rocks in the Ordovician area. The final estimation domains represent a combination of a 0.1 g/t grade shell, lithology, alteration, and redox models (Table 13.3). The design was based on assay statistics and analysis of gold grade continuities across contacts between modeled shells.

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Table 13.3: Final Estimation domains.

Domain Code	Domain Name	Area	Domain Description
1	SilTer	Tertiary	Silica alteration
2	OtherTert		Argillic and other alteration types
3	VnZnTert		Vein Zone
4	OxMixOrd	Ordovician	Oxide and Mixed outside the Vein Zone
5	SulfOrd		Sulfide outside the Vein Zone
6	VnZnOrd		Vein Zone
7	VeinsOrd		Veins

13.6	Compositing

Block grade estimates may be unduly affected by very high grade assays. Before compositing, SRK capped very few extreme assay values. For example, in Domain 1 one gold assay was capped at 40 g/t and in Domain 7 ten gold assays were capped at 800 g/t. Apart from the capping, the influence of a larger number of high grade assays has been further limited by a procedure described in Section 13.8. For the resource estimation, the assays were composited to 8 ft intervals in Domain 1 to 6 and to 4 ft intervals in Domain 7 (VeinsOrd).

There are large portions of drill holes with missing sample intervals. A total of 89 drill holes have not been sampled at all. Twenty four of those have been drilled from surface. These holes are located in mineralized areas in a central part of the deposit. Therefore, they were excluded from the estimation process. The remaining 65 underground holes have been drilled in areas where many drill holes have only been partially sampled with focus on high grade narrow veins. These holes were included for resource estimation. A subset of samples were not assayed for silver. For the estimation those assays were left missing. Otherwise, all missing sample intervals were assigned waste grades (0.0 g/t). In Domain 1 to 6 only composites longer than 2 ft and in Domain 7 longer than 1 ft were used for block grade estimates.

13.7	Data Statistics

In all estimation domains a total of 80,302 composite assays were produced from 2,125 holes. Statistics of polygonally declustered 8 ft and 4 ft gold and silver composites within the estimation domains are presented in Figure 13.11 and Figure 13.12. In Tertiary, the highest on average grades are associated with silica altered rocks (SilTer). As expected, the highest gold grades are associated with veins in the Ordovician area. Note very high coefficient of variations in domains located in the Ordovician area. This indicates potential difficulty in proper assessment of block grades and is indicative of higher risk to estimated block grades in this area.

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(Source: SRK, 2016)
Figure 13.11:	Basic statistics for declustered gold composite assays (g/t) in the Hollister estimation domains.

(Source: SRK, 2016)
Figure 13.12:	Basic statistics for declustered silver composite assays (g/t) in the Hollister estimation domains.

13.8	Evaluation of High Grade Populations

Block grade estimates may be unduly affected by very high grade assays. As described in Section 13.6 very few extreme assays were capped. Furthermore, SRK elected to limit the influence of high grade assays assigned to high grade populations. For each estimation domain, a probability plot of composite gold assay grades was used to select a high grade population threshold. The composite assays from the high grade populations were only used to estimate a block if they were located at small distances from the block.

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In addition, for testing the estimation results from the high grade restriction design, a typical capping was applied on the composited data. A test resource block model from the capped data was compared with the final high grade restriction resource model.

Table 13.4 and Table 13.5 show the high grade thresholds selected in the Hollister area.

Table 13.4: Gold high grade population thresholds.

Domain Name	Max Composite	Capped Value for Testing Only	Num Capped	High Grade Threshold defined from composites	Ndat All Comps	Number above threshold	%Dat above Threshold
SilTer	25.5	15.0	2	5.0	3,058	52	2
OtherTer	52.2	8.0	20	3.0	13,203	249	2
VnZnTer	246.0	25.0	27	4.0	14,938	349	2
OxMixOrd	26.5	12.0	10	3.0	2,402	59	2
SulfOrd	126.2	12.0	12	2.0	6,680	119	2
VnZnOrd	224.8	20.0	75	2.0	31,638	592	2
VeinsOrd	414.0	100.0	63	40.0	9,165	165	2

Table 13.5: Silver high grade population thresholds.

Domain Name	Max Composite	Capped Value for Testing Only	Num Capped	High Grade Threshold defined from composites	Ndat All Comps	Number above threshold	%Dat above Threshold
SilTer	174.0	15.0	12	6.00	2,790	76	3
OtherTert	228.0	30.0	12	4.00	11,500	214	2
VnZnTert	2500.0	80.0	31	20.00	14,651	257	2
OxMixOrd	82.0	20.0	13	5.00	2,325	39	2
SulfOrd	154.0	20.0	22	5.00	6,552	132	2
VnZnOrd	4214.0	300.0	45	10.00	31,560	705	2
VeinsOrd	5168.0	800.0	59	300.0	9,158	145	2

13.9	Specific Gravity

A total of 864 specific gravitiy (SG) determinations are present in the Hollister database. A subset of those values is located in the resource estimation domains. Assessment of block SG values is based on 217 determinations located in 8ft composite samples within the estimation domains in Tertiary and 296 determinations in Ordovician. Average SG values were assigned to grouped estimation domains as presented in Figure 13.13. Highest SG values were given to blocks located in Ordovician area (2.52), followed by the blocks located in the Silica and the Vein zone domains (1.99) in Tertiary. All other blocks in Tertiary were given low SG values (1.76) .

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(Source: SRK, 2016)
Figure 13.13:	Statistics of SG data in grouped estimation domains: (a) Silica and Vein Zone in Tertiary, (b) Other Tertiary argillic altered rocks, (c) All domains in Ordovician.

13.10	Statistical Analysis and Variography

Correlogram models of gold were designed from the composite assay data in all estimation domains. This type of a model was preferred because it is less sensitive to very high values and is normalized to the variance of the data used for a given lag. Downhole correlograms were used to model nugget effects (i.e. assay variability at very close distances). Directional correlograms, supported by correlogram maps were used to model grade continuities for larger distances.

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An example of experimental and modeled correlogram maps in the Silica domain (SilTer) are presented in Figure 13.14. Final correlogram models used in the resource estimation are presented in Table 13.6.

(Source: SRK, 2016)
Figure 13.14:	(a) Experimental correlogram map and (b) Modeled correlogram map in Silica domain in the Tertiary are (SilTer).
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Table 13.6: Correlograms of Au grades.

Domain Name	Nugget C0	Sill C1 and C2	Gemcom Rotations (RRR rule)			Ranges a1, a2
			around Z	around Y	around Z	X-Rot	Y-Rot	Z-Rot
SilTer	0.1	0.15	-90	0	0	70	200	100
		0.75				90	270	120
OtherTer	0.20	0.60	-50	0	0	70	105	70
		0.20				240	340	70
VnZnTer	0.30	0.55	-90	0	0	20	35	55
		0.15				60	340	400
OxMixOrd	0.30	0.60	-90	0	0	17	30	40
		0.10				100	300	500
SulfOrd	0.30	0.50	-120	0	0	20	50	40
		0.20				30	250	100
VnZnOrd	0.40	0.50	-90	0	0	10	25	30
		0.10				70	200	120
VeinsOrd	0.30	0.55	-90	0	0	14	30	65
		0.15				200	800	160

13.11	Contact Analysis

The provided historical reports suggest that higher gold grades are generally located closer to the Ordovician-Tertiary unconformity. SRK tested if (1) the gold grades increase closer to the contact, and (2) there is sharp change in grades on either side of the contact. Figure 13.15 (a) shows that gold grades in the Tertiary are generally higher than in the Ordovician. In addition, there is a general decrease in grades in the Tertiary area at distances higher than 150 ft. The increase in the grades is obvious for all lithology types, e.g., tuff intermediate or tuff felsic rocks. Overall, there is strong indication that the gold grades are consistently higher at the Tertiary-Ordovician contact.

Assays located in the Ordovician area outside of the vein zone indicate a sharp contact between gold grades in the Mixed and in the Sulfide rocks (Figure 13.16) . For this reason this area was split into two additional estimation domains. One representing Oxide and Mixed zones and another related to the Sulfide zones.

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(Source: SRK, 2016)
Figure 13.15:	Gold grades at the Ordovician-Tertiary contact: (a) all lithology domains, (b) in Tuff Felsic domain.

Figure 13.16:	Gold grades in the Ordovician area at contact between Mixed and Sulfide zones.

13.12	Block Model and Grade Estimation

Resource estimation was completed within the Tertiary and Ordovician area of the Hollister deposit above 5,100 ft elevation with the block model geometry and extents as presented in Table 13.7. Note that this model excludes north-west area of mineralization. This area is considered a potential exploration target. Only a portion of the estimated blocks, those located within the Tertiary area, are reported as current resources on the property. Blocks estimated in Ordovician may be used to further define a possible underground exploration target.

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The resource estimation methodology was based on the following:

•	For very few extreme outliers the assays were capped.

•	Assays were composited to 8 ft in Domains 1- 6 and 4 ft in Domain 7 (Veins in Ordovician).

•

Limited influence was applied for composite assay grades from high-grade populations, i.e., high grade population assays were only used to estimate a block if they were located at small distances from the block.

•	All contacts between estimation domains were treated as hard boundaries.

•	Ordinary kriging was used to estimate gold block grades and ID2 estimation procedure was used to estimate silver grades.

•	Final combined block model includes combined grades in Ordovician from estimated blocks in Domain 6 (Vein Zone in Ordovician) and Domain 7 (Veins in Ordovician).

•	Specific gravity was assigned as follows: Domain 1 and 3 – 1.99; Domain 2 – 1.76; All domains in Ordovician – 2.52.

Table 13.7: Block model extents.

Description	Easting (X ft)	Northing (Y ft)	Elevation (Z ft)
Block Model Origin (Lower left corner)	226,650	315,250	5,100
Parent Block Dimension	50	20	20
Number of Blocks	150	400	57
Rotation	0	0	0

The selection of the search radii and rotations of search ellipsoids were guided by variogram models. In addition, the search radii were established to estimate a large portion of the blocks within the modeled area with limited extrapolation. The parameters were established by conducting repeated test resource estimates and reviewing the results as a series of plan views and sections.

The metal grade estimation involved two successive passes. The first pass considered a relatively small search ellipsoid, which was increased in size for the second pass. Smaller search radii were used to restrict high grade assays. Table 13.8 shows applied estimation parameters and Table 13.9 shows search ellipsoid radii applied for composite grades from high grade populations.

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Table 13.8: Estimation parameters.

Domain Name	Pass	Min Sample	Max Sample	Limit by hole	Gemcom Rotations (RRR rule)			Radii
					aroun d Z	around Y	around Z	X-Rot	Y-Rot	Z-Rot
SilTer	1	8	24	8	-90	0	0	80	220	110
	2	8	24	na	-90	0	0	150	350	170
OtherTert	1	8	24	8	-50	0	0	100	150	80
	2	8	24	na	-50	0	0	200	300	160
VnZnTert	1	8	24	8	-90	0	0	60	250	250
	2	8	24	na	-90	0	0	120	300	300
OxMixOrd	1	8	24	8	-90	0	0	70	130	200
	2	8	24	na	-90	0	0	140	260	300
SulfOrd	1	8	24	8	-120	0	0	70	200	130
	2	8	24	na	-120	0	0	140	300	250
VnZnOrd	1	8	24	8	-90	0	0	35	100	60
	2	8	24	na	-90	0	0	100	200	150
VeinsOrd	1	8	24	8	-90	0	0	35	100	60
	2	8	24	na	-90	0	0	70	150	120

Table 13.9: High grade search restriction parameters.

Domain	Domain Name	Au High Grade Threshold (g/t)	Gemcom Rotations (RRR rule)			Radii
			around Z	around Y	around Z	X-Rot	Y-Rot	Z-Rot
Domain 1	SilTer	5	-90	0	0	70	200	100
Domain 2	OtherTert	3	-50	0	0	70	105	70
Domain 3	VnZnTert	4	-90	0	0	40	70	110
Domain 4	OxMixOrd	3	-90	0	0	45	80	100
Domain 5	SulfOrd	2	-120	0	0	40	100	80
Domain 6	VnZnOrd	2	-90	0	0	20	80	80
Domain 7	VeinsOrd	40	-90	0	0	30	60	40

13.13	Model Validation and Sensitivity

All estimated zones were validated by completing a series of visual inspections and by:

•	Global comparison with declustered data and the capped model.

•	Comparison of local “well-informed” block grades with composites contained within those blocks.

•	Comparison of average assay grades with average block estimates along different directions – swath plots.

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Table 13.10 shows the results of a comparison of estimated block grades from different estimation methodologies and a comparison of the estimated grades with declustered composite assays. Apart from the final estimated block model grades based on high grade restriction (Column A), two additional estimation methodologies were tested: (1) Block estimates based on capped data (Column C), and (2) Block estimates based on uncapped data (Column D). Ideally, at 0.0 g/t cut-off, the model based on capped data should be similar to the model based on high grade restriction.

Overall metal loss by estimating from capped composite assays is very low in Tertiary, but much higher in the Ordovician area (Column E). The highest metal loss is in the Vein Zone (VnZnOrd). This is not surprising considering some very high grade assays located in this zone. Those high grade assays are very likely associated with very narrow and discontinuous veins. In the Tertiary area the average resource model grades (Column A) generally compare very well with the estimated average from capped data (Column C). On the other hand, in the Ordovician area the resource model grades are generally lower in OxMixOrd and SulfOrd domains. The differences are related to high grade search ellipsoid radii used. SRK reviewed the search ellipsoid radii and decided to keep them as designed on the assumption that capping in those domains may have been too lenient.

Table 13.10: Comparisons of average grades from different block models and from declustered grades in estimation domains.

		A	B	C	D	E
Area		Resource		Estimated	Estimated
		Model:	Declustered	Average	average	Rel Diff %:
	Domain	Estimated	average from	from	from	Capped vs
	Name	average from	Data	capped	uncapped	Uncapped
		high grade	(Uncapped)	data	data
		restriction
Tertiary	SilTer	0.66	0.66	0.66	0.67	0
	OtherTert	0.43	0.45	0.43	0.44	2
	VnZnTert	0.58	0.59	0.59	0.60	1
	OxMixOrd	0.31	0.34	0.35	0.37	7
Ordovician	SulfOrd	0.24	0.35	0.27	0.30	14
	VnZnOrd	0.20	0.26	0.19	0.23	20
	VeinsOrd	2.22	2.55	2.27	2.64	16

Figure 13.17 shows a comparison of estimated gold block grades with drill hole assay composite data contained within those blocks in the SilTer and OtherTer domains located in the Tertiary area. On average, the estimated blocks are very similar in the SilTer domain but somewhat higher in the OtherTer domain where the maximum estimated block grade is higher than the maximum from the data. This is not surprising considering that the comparison is made on capped data with the estimated block grades based on uncapped data with high grade restriction applied. So, it is possible to have average capped assays in a block that are lower than the estimated block grade in that block. Note very little scatter around the x = y line. This indicates that estimated block grades are quite variable and not over smoothed. Similar results were noted in other estimation domains.

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(Source: SRK, 2016)
Figure 13.17:	Comparison of gold block estimates with borehole assay data contained within blocks two estimation domain: (a) SilTer domain, (b) OtherTer domain.

As a final check, average composite grades and average block estimates were compared along different directions. This involved calculating de-clustered average composite grades and comparison with average block estimates along east-west, north-south, and horizontal swaths. Figure 13.18 and Figure 13.19 show the swath plots for gold in SilTer and OtherTer domains. Note good similarity between the estimates and data. A similar relationship can be shown for all other estimation domains. Overall, the validation shows that current resource estimates are a good reflection of capped drill hole assay data.

(Source: SRK, 2016)
Figure 13.18:	SilTer domain: declustered average gold composite grades compared to gold block estimates.

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(Source: SRK, 2016)
Figure 13.19:	OtherTer domain: declustered average gold composite grades compared to gold block estimates.

13.14	Mineral Resource Classification

Carlin Resources geologists have put in a lot of effort to a proper design of lithology, alteration and redox models. Those models are the basis to the design of estimation domains. The estimation domains represent a vast improvement on the 2015 geology model based purely on grade shells. In addition, SRK was able to verify more recent data, starting from 1997, against the source information. Additional documentation relating to QAQC procedures and results from Great Basin drilling between 1998 and 2001 was available and reviewed by SRK. Moreover, from more recent drilling, SRK was able to conduct its own QAQC analysis.

In 2015 Carlin Resources drilled an additional 22 surface holes to further confirm quality of historical drill holes. SRK has done detailed comparisons between those holes and historical data and between historical data from different periods. The results have been described in a February memo: Hollister Resource Estimates Phase 1: A comparison of historical drilling with 2015 drilling. SRK concluded that overall the historical data are unbiased and can be used for resource estimation.

All of these aspects of the current model indicate much lower, than in 2015, risk to estimated block grades and potential gold recoveries. Overall, based on a large improvement in the geology model, validations of data quality and often more than adequate drill hole spacing for open pit resource estimates a substantial portion of the resource can be assigned to an Indicated category.

For classification SRK proceeded with assessment of the following:

•	A probability that an estimated block is higher than 0.2 g/t was assessed by indicator kriging.

The blocks were assigned to Indicated Category if the following criteria were met:

•	A block had to be estimated from at least two drill holes.

•	There should be at least 60% probability that a block grade is above 0.2 g/t.

•	Average distance to composites used to estimate a block was lower than 100 ft (roughly 90% of variogram sill).

An envelope was designed around the blocks classified as Indicated using Leapfrog (Figure 13.20) .

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(Source: SRK, 2016)
Figure 13.20:	Plan view of the Indicated Category solid (blue) inside of the 0.1 g/t gold grade shell (transparent purple).

13.15	Mineral Resource Statement

CIM Definition Standards for Mineral Resources and Mineral Reserves (May, 2014) defines a mineral resource as:

“A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.”

Interpretation of the word ‘eventual’ in this context may vary depending on the commodity or mineral involved. For example, for some coal, iron, potash deposits and other bulk minerals or commodities, it may be reasonable to envisage ‘eventual economic extraction’ as covering time periods in excess of 50 years. However, for many gold deposits, application of the concept would normally be restricted to perhaps 10 to 15 years, and frequently to much shorter periods of time.

To determine the quantities of material offering “reasonable prospects for eventual economic extraction” by an open pit, SRK used a Whittle pit optimizer and reasonable mining assumptions to evaluate the proportions of the block models that could be “reasonably expected” to be mined from an open pit. The optimization parameters were selected by Carlin Resources engineers based on experience and benchmarking against similar projects. The results are used as a guide to assist in the preparation of a mineral resource statement and to select an appropriate resource reporting cutoff grade (Table 13.11) . The Whittle shell was designed for block estimated grades located in the Tertiary area.

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The reader is cautioned that the results from the pit optimization are used solely for the purpose of testing the “reasonable prospects for economic extraction” by an open pit and do not represent an attempt to estimate mineral reserves.

Table 13.11 presents the Indicated and Inferred depleted open pit resources within the Whittle shell at 0.15 g/t Au cut-off in Oxides and 0.33 g/t Au cut-off in Mixed zones. The resources are limited to mineralization with the Tertiary area.

Table 13.11: WhittleTM Optimization parameters for resource estimate constraint.

Input for Pit Optimization	Au	Ag	Units
Metal price	1275	16	$/oz
Open pit mining cost - Plant feed and Waste	$1.37		US$/t mined
G&A costs - site and town Administration	Included in Processing		US$/t milled
Refining Costs - including transport, metal retention, and insurance	$5.00	$0.50	US$/oz
Processing operating costs	$3.91		US$/t milled
Oxide recovery	72%	15%	%
Transition recovery	34%	15%	%
Sulfide recovery	8%	15%	%
Royalty	5%		%
Overall Slope Angle	45		Degrees

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Table 13.12: Mineral resource statement for open pit mineralization within the Tertiary area on the Hollister Project at 0.15 g/t Au cut-off in oxides and 0.33 g/t Au cut-off in mixed zones.

Category	Redox	Quantity (x1000 Tonnes)	Grade		Contained Metal
			Au (g/t)	Ag (g/t)	Au (x1000 Oz)	Ag (x1000 Oz)
Indicated	Oxide	18,876	0.90	1.22	549	740
	Mixed	1,899	1.05	1.19	64	73
Inferred	Oxide	33,063	0.42	0.60	449	642
	Mixed	1,349	0.77	1.20	33	52

13.16	Grade Sensitivity Analysis

The mineral resources of the Hollister Project are sensitive to the selection of the reporting cut-off grade. To illustrate this sensitivity, the block model quantities and grade estimates within the conceptual pit used to constrain the mineral resources are presented in Table 13.13 at different cutoff grades. The reader is cautioned that the figures presented in this table should not be misconstrued with a Mineral Resource Statement. The figures are only presented to show the sensitivity of the block model estimates within the Tertiary area to the selection of cut-off grade. Figure 13.21 and Figure 13.22 present this sensitivity as grade tonnage curves.

Table 13.13: Block model quantities and grade estimates* on the Hollister Project at various gold cut-off grades within a designed Whittle shell.

Category	Cut-off (g/t)	Quantity (x1000 Tonnes)	Grade		Contained Metal
			Au (g/t)	Ag (g/t)	Au (x1000 Oz)	Ag (x1000 Oz)
Indicated	5.0	108	7.38	15.16	26	53
	3.0	389	4.75	8.39	59	105
	2.0	1,180	3.15	4.60	119	174
	1.0	6,181	1.68	2.09	335	415
	0.7	10,823	1.32	1.69	460	588
	0.5	15,306	1.11	1.43	546	703
	0.3	19,830	0.95	1.25	605	795
	0.2	20,779	0.92	1.22	613	813
	0.1	20,846	0.92	1.21	614	814
Inferred	5.0	1	8.23	23.64	0	1
	3.0	24	3.74	2.66	3	2
	2.0	123	2.63	1.83	10	7
	1.0	1,698	1.34	1.13	73	62
	0.7	4,921	1.01	0.84	159	133
	0.5	9,546	0.80	0.72	247	221
	0.3	20,242	0.58	0.64	380	418
	0.2	29,973	0.47	0.63	458	603
	0.1	38,661	0.40	0.62	501	772

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*The reader is cautioned that the figures in this table should not be misconstrued with a Mineral Resource Statement. The figures are only presented to show the sensitivity of the block model estimates to the selection of cut-off grade.

(Source: SRK, 2016)
Figure 13.21:	Indicated Category: Grade-Tonnage curves for the Hollister Project.

(Source: SRK, 2016)
Figure 13.22:	Inferred Category: Grade -Tonnage curves for the Hollister Project.

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13.17	Previous Mineral Resource Estimates

There are no previous 43-101 compliant open pit minable resource estimates. Historical underground estimates are discussed in Section 5.

13.18	Recommendations for Conversion of Mineral Resources into Mineral Reserves

SRK recommends the following:

•	Modification of assays that through multiple translations between database management software packages have resulted in slightly different assays from lab certificates.

•	Review of underground QAQC samples to remove rerun failed samples.

•	Increase to 5% field duplicates and include 5% of umpire duplicates for QAQC analysis.

•	Additional review and entry of alteration data from historic drilling.

•	Further core sampling for SG determinations for local assessment of block densities.

•	Studies of the structural setting and its influence on the mineralization.

•	Improved definition of final topography surface: pre-mining and post-mining.

•	Extensive metallurgical testing for assessment of gold and silver recoveries in oxides, mixed, and sulfide zones.

•	Continue to update and improve the geological interpretations (lithology, alteration and oxidation), as more data and project understanding becomes available.

•	Sampling and assaying of not sampled drill hole sections within the mineralized area.

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14	Interpretation and Conclusions

The reported resource model encompasses the Tertiary area that can be mined by an open pit, but the block grades were estimated in both the Tertiary and the Ordovician areas.

SRK reviewed and audited the exploration data available for the Hollister Project. This review suggests that the exploration data accumulated throughout different drill campaigns starting from 1981 is reliable for the purpose of resource estimation.

In addition, SRK reviewed geological and redox surfaces interpretations provided by Carlin Resources and found them acceptable. For resource estimation, based on statistical analysis of gold grades within the originally modeled lithology solids, SRK determined that it would be best to combine the tuffs into one solid and the basalts and intermediate tuffs into another solid. The data statistics revealed further that generally higher grades are associated with silica alteration. Therefore, SRK modeled silica domains in both Tertiary and Ordovician areas. The final seven estimation domains, encompassing both the Tertiary and Ordovician areas, represent a combination of a 0.1 g/t gold grade shell, lithology, alteration, and redox models. LeapfrogTM Geo 3.0 software was used for modeling the mineralized solids.

Following geostatistical analysis and variography, SRK constructed a resource block model with, notably, high grade restriction applied on composite assay grades from high grade populations. After validation and classification, SRK considers that the near surface mineral resources for the Hollister Project are appropriately reported at 0.15 g/t Au cut-off in Oxides and 0.33 g/t Au cut-off in Mixed zones. Sulfide mineralization and the mineralization within the Ordovician area have been excluded from resource reporting.

Mineral resources for the Hollister Project have been estimated in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” Guidelines. In the opinion of SRK, the block model resource estimate and resource classification reported herein are a reasonable representation of the gold and silver mineral resources. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserve.

There are two major factors that may affect the quality and quantity of the current estimates, and thereby highlight opportunities for improvement:

•	Constant specific gravity has been assigned to large resource areas. Local assessment of block densities will be only possible once more data have been collected.

•	Uncertain recoveries in oxides, mixed and sulfide zones.

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15	Recommendations

The following recommendations provide framework for future drilling and an improved geology and resource models:

•	Modification of assays that through multiple translations between database management software packages have resulted in slightly different assays from lab certificates.

•	Review of underground QAQC samples to remove rerun failed samples.

•	Increase to 5% field duplicates and include 5% of umpire duplicates for QAQC analysis.

•	Additional review and entry of alteration data from historic drilling.

•	Further core sampling for SG determinations for local assessment of block densities.

•	Studies of the structural setting and its influence on the mineralization.

•	Improved definition of final topography surface: pre-mining and post-mining.

•	Continue to update and improve the geological interpretations (lithology, alteration and oxidation), as more data and project understanding becomes available.

•	Sampling and assaying of not sampled drill hole sections within the mineralized area.

•	Additional column leach testwork and hardness characterisation testwork is recommended to improve the estimated gold recoveries for the metallurgical domains

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16	Acronyms and Abbreviations

Distance		Other
µm	micron (micrometre)	oC	degree Celsius
mm	millimetre	oF	degree Fahrenheit
cm	centimetre	Btu	British Thermal Unit
m	metre	cfm	cubic feet per minute
km	km	elev	elevation above sea level
”	inch	masl	m above sea level
in	inch	hp	horsepower
’	foot	hr	hour
ft	foot	kW	kilowatt
Area		kWh	kilowatt hour
m2	square metre	M	Million
km2	square km	mph	miles per hour
ac	acre	ppb	parts per billion
Ha	hectare	ppm	parts per million
Volume		s	second
l	litre	s.g.	specific gravity
m3	cubic metre	usgpm	US gallon per minute
ft3	cubic foot	V	volt
usg	US gallon	W	watt
lcm	loose cubic metre	Ω	ohm
bcm	bank cubic metre	A	ampere
Mbcm	million bcm	tph	tonnes per hour
Mass		tpd	tonnes per day
kg	kilogram	mtpa	million tonnes per annum
g	gram	Ø	diam
t	metric tonne	Acronyms
Kt	kilotonne	SRK	SRK Consulting (Canada) Inc.
lb	pound	CIM	Canadian Institute of Mining
Mt	megatonne	NI 43-101	National Instrument 43-101
oz	troy ounce	ABA	Acid- base accounting
wmt	wet metric tonne	AP	Acid potential
dmt	dry metric tonne	NP	Neutralization potential
Pressure		NPTIC	Carbonate neutralization potential
psi	pounds per square inch	ML/ARD	Metal leaching/ acid rock drainage
Pa	pascal	PAG	Potentially acid generating
kPa	kilopascal	non-PAG	Non-potentially acid generating
MPa	megapascal	RC	reverse circulation
Elements and Compounds		IP	induced polarization
Au	gold	COG	cut-off grade
Ag	silver	NSR	net smelter return
Cu	copper	NPV	net present value
Fe	iron	LOM	life of mine
S	sulphur	Conversion Factors
CN	cyanide	1 tonne	2,204.62 lb
NaCN	sodium cyanide	1 oz	31.1035 g

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17	References

Addison et al., 1990. Feasibility of the First Phase of the Ivanhoe Gold Project, Elko County Nevada

ALS Minerals, Specific Gravity, OA-GRA08 Specialty Assay Procedure, September 12, 2008

American Assay Lab, Specific Gravity SOP Quick Reference, March 21, 2013

AMTEL, 2015, Hollister ore characterization: AMTEL report 15/28, unpublished document prepared for Great Basin Gold Ltd.

Axelrod, D.I., 1956, Mio-Pliocene floras from west-central Nevada: University of California Publications in Geological Sciences, v. 33, p. 1-322.

Bartlett, M.W., Enders, M.S., and Hruska, D.C., 1991, Geology of the Hollister gold deposit, Ivanhoe district, Elko County, Nevada, in Raines, G.L., Lisle, R.E., Schafer, R.W., and Wilkinson, W.H., eds., Geology and Ore Deposits of the Great Basin: Geological Society of Nevada Symposium, Reno, 1991, Proceedings, p. 957-978.

Butts, G.E., Elder, M.J., Noble., A.C., Tyson, S., Robinson. R.H., and Stevens, M.G., 1989. Feasibility of the Ivanhoe Gold Project, Elko County, Nevada.

Cain, P., PhD., P. Eng., 2007. Technical Report on the Feasibility Study for the Hollister Development Block Gold Project, Elko County, Nevada, September 9, 2007, 152 pgs.

Calloway, V.R., 2011, 2011 Structural evaluation Hollister mine area, Northern Nevada: Calloway Exploration Services LLC, unpublished powerpoint prepared for Great Basin Gold Ltd.

Calloway, V.R., 2014, Geology and structure of the Hollister mine area, Elko County, Nevada: Calloway Exploration Services LLC, unpublished document prepared for Great Basin Gold Ltd.

Cline, J.S., Hofstra, A.H., Muntean, J.L., Tosdal, R.M and Hickey, K.A., 2005. Carlin-Type Gold Deposits in Nevada: Critical Geologic Characteristics and Viable Models. Economic Geology 100th Anniversary Volume, pp. 451–484

Craig, S., Oakley, W., 2016. Hollister Tertiary Geologic Model Report, Hollister Mine, Nevada USA, February 18th, 2016, 46 pgs. Internal Report.

Dawson, H.A., 1983. Results of Amenability testing on Samples R1-R6.

Deng, Q., 1991, Geology and trace element geochemistry of the Hollister gold deposit, Ivanhoe district, Elko County, Nevada: Unpublished Ph.D. dissertation, El Paso, University of Texas, 313 p.

Elder, M.J., Addison, R., and Armbrust, G.A., 1988. Audit of the Feasibility of the Initial Ivanhoe Gold Project, Elko County, Nevada.

Enders, Steve, Memo from Steve Enders to Gordon Steele-Draft, May 26, 1988, Ivanhoe Project-History of Exploration, 20 pgs.

Evans, T., Hollister Gloria Vein Extension Project Report, Hollister Mine, Nevada, USA, Elko Mining Group, 12 pgs. Internal Report.

Fowlow, K., Hollister 2015 Drilling, Sampling, and Database Management Report, Hollister Mine, Nevada, USA, February 10, 2016, 41 pgs. Internal Report.

Great Basin Gold Ltd., 2008, Unpublished cross section.

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Goldstrand, P.M., and Schmidt, K.W., 2000, Geology, mineralization, and ore controls at Ken Snyder gold-silver mine, Elko County, Nevada, in Cluer, J.K., Price, J.G., Struhsacker, E.M., Hardyman, R.F., and Morris, C.L., eds., Geology and Ore Deposits 2000: The Great Basin and Beyond: Geological Society of Nevada Symposium, Reno, 2000, Proceedings p. 265-277.

Hedenquist, J.W., and Lowenstern, J.B., 1994, The role of magmas in the formation of hydrothermal ore deposits: Nature, v. 370, p. 519-527.

Hollister, V., Hruska, D., and Moore, R., 1992, A mine-exposed hot spring deposit and related epithermal gold resource: Economic Geology, v.87, p. 421-424.

Hooper, P.R., and Hawkesworth, C.J., 1993, Isotopic and geochemical constraints on the origin and evolution of the Columbia River basalt: Journal of Petrology, v. 34, p. 1203-1246.

Honjo, N., Leeman, W.P., 1987, Origin of hybrid ferrolatite lavas from Magic Reservoir eruptive center, Snake River Plain, Idaho: Contributions to Mineralogy and Petrology, v. 96, p. 163-177.

John, D.A., Wallace, A.R., Ponce, D.A., Fleck, R.J., and Conrad, J.E., 2000, New perspectives on the geology and origin of the Northern Nevada rift, in Clue, J.K., Prince, J.G., Struhsacker, E.M., Hardyman, R.F., and Morris, C.L., eds., Geology and Ore Deposits 2000: The Great Basin and Beyond: Geological Society of Nevada Symposium, Reno, 2000, Proceedings p. 127-154.

Johnson, J.A., and Grunder, A.L., 2000, The making of intermediate composition magma in a bimodal suite: Duck Butte eruptive center, Oregon, USA: Journal of Volcanology and Geothermal Research, v. 95, p. 175-195.

LaPointe, D.D., Tingley, J.V., and Jones, R.B., 1991, Mineral resources of Elko County, Nevada: Nevada Bureau of Mines and Geology, Bulletin 106, p. 129-135.

Larson, L., 1998. Petrographic Report, February 15, 1998. Ivanhoe Drill Core Samples IH-02, 03 and 04. Private Consulting Report to Great Basin Gold Limited, 40 pages.

Leavitt, E.D., Spell, T.L., Goldstrand, P.M., and Arehart, G.B., 2004, Geochronology of the Midas low-sulfidation epithermal gold-silver deposit, Elko County, Nevada: Economic Geology v.99, p. 1665-1686.

Lewis, P.D., 2000, Structural Review of the Hollister Epithermal Gold Veins, Ivanhoe Property, Northern Nevada: Lewis Geoscience Services Inc., unpublished document prepared for Great Basin Gold Ltd.

Newswire, 2012, GBG 2012 Press Release. http://www.newswire.ca/news-releases/great-basin-gold-updates-hollister-mineral-resource-and-reserve-estimates-and-operating-results-for-hollister-and-burnstone-510676091.html.

Oelofse, J.G., Bendley, P.N., Van Heerden, D.J., February, 2011, Technical Report on the update of the mineral resource and mineral reserve estimates for the Hollister gold mine, Elko County, Nevada, USA, 371 pgs.

Peppard, B., 2002, Geology and geochemistry of the Ivanhoe vein system, Elko, Nevada: Unpublished master’s thesis, Ann Arbor, University of Michigan, 49 p.

Pierce, K.L., and Morgan, L.A., 1992, The track of the Yellowstone hot spot-Volcanism, faulting, and uplift, in Link, P.K., Kuntz, M.A., and Platt, L.B., eds., Regional geology of eastern Idaho and western Wyoming: Geological Society of America Memoir 179, p. 1-53.

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Price, S., Oliver, J., 2001, Ivanhoe district, Elko County, Nevada: Geology Map, Unpublished geologic map for Great Basin Gold.

Rhys, D.A., 2014, Hollister Project: Geology, structural controls and exploration targeting: Panterra Geoservices Inc., unpublished.

Smith, J.M., 2014, Controls of high grades within the Clementine vein system in the Hollister low-sulfidation epithermal Au-Ag deposit, NV, Unpublished M.S. thesis, University of Nevada, Reno.

Thompson, A.J.B., and Gale, V.G., 2001, Characteristics of alteration: Ivanhoe, Nevada, PIMA shot-wave infrared analysis: Petrascience Consultants Inc., unpublished document prepared for Great Basin Gold Ltd.

Titley, E., 2001. Ivanhoe Analytical Quality Assurance/Quality Control Results. Unpublished internal memorandum for Great Basin Gold.

Templeton, J., 1988. Heap Leach Amenability, Rinsability and Carbon Adsorption Testwork Performed on Eight Ivanhoe Ore Types BML Job No. 0138).

Wallace, A.R., 1993, Geologic map of the Snowstorm Mountains and Vicinity, Elko and Humboldt Counties, Nevada: U.S. Geological Survey Miscellaneous Investigation Series Map I-2394, scale 1:50,000.

Wallace, A.R., 2003, Geology of the Ivanhoe Hg-Au district, Northern Nevada: Influence of Miocene volcanism, lakes, and active faulting on epithermal mineralization: Economic Geology, v. 98, p. 409-424.

Wright, J.L., 2007a, Great Basin Gold, Hollister property, CSAMT Survey: J.L. Wright Geophysics, unpublished document prepared for Great Basin Gold Ltd.

Wright, J.L., 2007b, Great Basin Gold, Hollister property, Newmont geophysical database: J.L. Wright Geophysics, unpublished document prepared for Great Basin Gold Ltd.

Wright, J.L., 2009, Great Basin Gold, Hollister property, Gravity Survey: J.L. Wright Geophysics, unpublished document prepared for Great Basin Gold Ltd

Zoback, M.L., and Thompson, G.A., 1978, Basin and Range rifting in northern Nevada: Clues from a mid-Miocene rift and its subsequent offsets: Geology, v. 6, p. 111-116.

Zoback, M.L., McKee, E.H., Blakely, R.J., and Thompson, G.A., 1994, The Northern Nevada rift: Regional tectonomagmatic relations and middle Miocene stress direction: Geological Society of America Bulletin, v. 106, p. 371-382.

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18	Date and Signature Page

This technical report was written by the following “Qualified Persons” and contributing authors. The effective date of this technical report is May 30, 2016.

Qualified Person	Signature	Date
Marek Nowak, P.Eng		October 25, 2016
Chad Yuhasz, P.Geo		October 25, 2016

Reviewed by

Gilles Arseneau, P.Geo
Project Reviewer

All data used as source material plus the text, tables, figures, and attachments of this document have been reviewed and prepared in accordance with generally accepted professional engineering and environmental practices

MN/CY	Klondex_Carlin_Hollister_ NI43- 101_Draft_2UK005.000_20161025_CD_MN_TS_CWY_GA_TR_BJ_FINAL	October 2016

CERTIFICATE OF QUALIFIED PERSON

To Accompany the report entitled: Independent Technical Report for the Hollister Project, Nevada, USA, October 25, 2016, with an effective date of May 30, 2016.

I, Marek Nowak, residing in Port Coquitlam, BC do hereby certify that:

1)	I am a Principal Geostatistician with the firm of SRK Consulting (Canada) Inc. (“SRK”) with an office at Suite 2200-1066 West Hastings Street, Vancouver, BC, Canada;

2)

I have a Master of Science degree from the University of Mining and Metallurgy, Cracow, Poland, and a Master of Science degree from the University of British Columbia, Vancouver, Canada. I have over 30 years of experience in the mining industry, as a mining engineer (in Poland), geologist and geostatistician (in Canada). I specialize in natural resource evaluation and risk assessment using a variety of geostatistical techniques. I have co-authored several independent technical reports on base and precious metals exploration and mining projects in Canada, and United States;

3)	I am a Professional Engineer registered with the Association of Professional Engineers and Geoscientists of British Columbia [Member ID: 119958];

4)	I have personally inspected the subject project in December 8-10, 2014.

5)

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	As a qualified person, I am independent of the issuer as defined in Section 1.5 of National Instrument 43- 101;

7)	I am the co-author of this report and responsible for Section 11, 13, 14, 15, 16 and accept professional responsibility for those sections of this technical report;

8)	I have had prior involvement with the subject property in 2014 and 2015. Early 2015 I estimated preliminary resource on the Hollister project;

9)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;

10)

SRK Consulting (Canada) Inc. was retained by Carlin Resources, LLC to prepare a technical audit of the Hollister project. In conducting our audit a gap analysis of project technical data was completed using CIM “Best practices” and Canadian Securities Administrators National Instrument 43- 101 guidelines. The preceding report is based on a site visit, a review of project files and discussions with Carlin Resources, LLC personnel;

11)	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Hollister project; and or securities of Carlin Resources, LLC; and

12)

That, at the effective date of the technical report, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Vancouver, BC, Canada	Marek Nowak, PEng
October 25, 2016	Principal Geostatistician Consultant, SRK Consulting (Canada) Inc

CERTIFICATE OF QUALIFIED PERSON

To Accompany the report entitled: Independent Technical Report for the Hollister Project, Nevada, USA, October 25, 2016, with an effective date of May 30, 2016.

I, Chad Yuhasz, residing at 202-535 Smithe St., Vancouver, BC V6B 0H2 do hereby certify that:

1)	I am a Principal Consultant with the firm of SRK Consulting (Canada) Inc. (“SRK”) with an office at Suite 2200-1066 West Hastings Street, Vancouver, BC, Canada;

2)

I am a graduate of the University of Regina, Saskatchewan, Canada (2003) with a BSc in Geology. I have practiced my profession continuously since 2001 and have been involved in NI 43- 101 compliant estimation of copper, molybdenum, lead, zinc, nickel and gold. I have direct operational experience from large open pit porphyry copper, and small underground narrow vein gold mines in Canada, USA, Mexico, Panama, Peru, Chile, Argentina, Australia and China;

3)	I am a Professional Geologist registered with the Association of Professional Engineers & Geoscientists of British Columbia (APEGBC #31779);

4)	I have personally inspected the subject project February 22-24 2016;

5)

I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	As a qualified person, I am independent of the issuer as defined in Section 1.5 of National Instrument 43- 101;

7)

I am the co-author of this report and responsible for Executive Summary, Sections 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 12, 16, 17 and 18 and accept professional responsibility for those sections of this technical report;

8)	I have had prior involvement with the subject property, having worked on the underground portion of the deposit in 2014, and 2015.

9)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;

10)

SRK Consulting (Canada) Inc. was retained by Carlin Resources, LLC to prepare a technical audit of the Hollister project. In conducting our audit a gap analysis of project technical data was completed using CIM “Best practices” and Canadian Securities Administrators National Instrument 43-101 guidelines. The preceding report is based on a site visit, a review of project files and discussions with Carlin Resources, LLC personnel;

11)	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Hollister Project or securities of Carlin Resources, LLC; and

12)

That, at the effective date of the technical report, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Vancouver, BC, Canada
October 25, 2016	Chad Yuhasz, P.Geo
Principal Resource Consultant, SRK Consulting (Canada) Inc.

APPENDIX A
Mineral Tenure Information

June 30, 2016

Hollister Project

Property Leases1

a.

Mineral Lease dated October 23, 1981, as amended, assigned, restated or modified from time to time, by and between Hillcrest Mining Company and Auric Metals Corporation, and Sublease dated December 10, 1981, by and between Auric Metals Corporation and United States Steel Corporation, as assigned to and assumed by Carlin Resources, LLC (the “Hillcrest Lease”).

b.

Lease Agreement dated June 8, 1999, by and among Hi-Tech Exploration Ltd., Auric Minerals Corporation, James F. Fouts, Hillcrest Mining Company and Great Basin Gold Inc., as superseded by that certain Lease Agreement dated May 2, 2012, by and among Hi-Tech Exploration Ltd., Hillcrest Mining Company, LLC, Finley River Company, LLC and Rodeo Creek Gold Inc., as assigned to and assumed by Carlin Resources, LLC (the “Robbie Lease”).

Real Property Interests

a.	Hollister Fee Properties None in the project area.

b.	Hollister Unpatented Claims

#	BLM Serial Number	Claim Name	County	State
1	NMC1104386	HDH 1	Elko	Nevada
2	NMC1104387	HDH 2	Elko	Nevada
3	NMC1104388	HDH 3	Elko	Nevada
4	NMC1104389	HDH 4	Elko	Nevada
5	NMC1104390	HDH 5	Elko	Nevada
6	NMC1104391	HDH 6	Elko	Nevada
7	NMC1104392	HDH 7	Elko	Nevada
8	NMC1104393	HDH 8	Elko	Nevada
9	NMC1104394	HDH 9	Elko	Nevada

_______________________
1 The licensed “Newmont Reclaim Area” consists of 57 unpatented mining claims owned by Newmont Exploration Limited (“Newmont”). Within the Newmont Reclaim Area, Newmont must complete reclamation of its former open-pit mine pursuant to state and federal requirements. On August 13, 1997, Newmont entered into a Purchase Agreement with Touchstone Resources Company and Great Basin Gold Inc. (“Great Basin”) which allowed Great Basin to conduct exploration and development activities within the Newmont Reclaim Area. Such Purchase Agreement was assigned to and assumed by Carlin Resources, LLC.

The Purchase Agreement represents a license to explore and develop the Newmont Reclaim Area. Upon completion of reclamation, Carlin Resources, LLC has an option to acquire the Newmont Reclaim Area.

June 30, 2016

#	BLM Serial Number	Claim Name	County	State
10	NMC1104395	HDH 10	Elko	Nevada
11	NMC1104396	HDH 11	Elko	Nevada
12	NMC1104397	HDH 12	Elko	Nevada
13	NMC1104398	HDH 13	Elko	Nevada
14	NMC1104399	HDH 14	Elko	Nevada
15	NMC1104400	HDH 15	Elko	Nevada
16	NMC1104401	HDH 16	Elko	Nevada
17	NMC1104402	HDH 17	Elko	Nevada
18	NMC1104403	HDH 18	Elko	Nevada
19	NMC1104404	HDH 19	Elko	Nevada
20	NMC1104405	HDH 20	Elko	Nevada
21	NMC1104406	HDH 21	Elko	Nevada
22	NMC1104407	HDH 22	Elko	Nevada
23	NMC1104408	HDH 23	Elko	Nevada
24	NMC1104409	HDH 24	Elko	Nevada
25	NMC1104410	HDH 25	Elko	Nevada
26	NMC1104411	HDH 26	Elko	Nevada
27	NMC1104412	HDH 27	Elko	Nevada
28	NMC1104413	HDH 28	Elko	Nevada
29	NMC1104414	HDH 29	Elko	Nevada
30	NMC1104415	HDH 30	Elko	Nevada
31	NMC1104416	HDH 31	Elko	Nevada
32	NMC1104417	HDH 32	Elko	Nevada
33	NMC1104418	HDH 33	Elko	Nevada
34	NMC1104419	HDH 34	Elko	Nevada
35	NMC1104420	HDH 35	Elko	Nevada
36	NMC1104421	HDH 36	Elko	Nevada
37	NMC1104422	HDH 37	Elko	Nevada

June 30, 2016

#	BLM Serial Number	Claim Name	County	State
38	NMC1104423	HDH 38	Elko	Nevada
39	NMC1104424	HDH 39	Elko	Nevada
40	NMC1104425	HDH 40	Elko	Nevada
41	NMC1104426	HDH 41	Elko	Nevada
42	NMC1104427	HDH 42	Elko	Nevada
43	NMC1104428	HDH 43	Elko	Nevada
44	NMC1104429	HDH 44	Elko	Nevada
45	NMC1104430	HDH 45	Elko	Nevada
46	NMC1104431	HDH 46	Elko	Nevada
47	NMC1104432	HDH 47	Elko	Nevada
48	NMC1104433	HDH 48	Elko	Nevada
49	NMC1104434	HDH 49	Elko	Nevada
50	NMC1104435	HDH 50	Elko	Nevada
51	NMC1104436	HDH 51	Elko	Nevada
52	NMC1104437	HDH 52	Elko	Nevada
53	NMC1104438	HDH 53	Elko	Nevada
54	NMC1104439	HDH 54	Elko	Nevada
55	NMC1104440	HDH 55	Elko	Nevada
56	NMC1111879	JOE 1R	Elko	Nevada
57	NMC1111880	JOE 2R	Elko	Nevada
58	NMC1111881	JOE 3R	Elko	Nevada
59	NMC1111882	JOE 4R	Elko	Nevada
60	NMC1111883	JOE 5R	Elko	Nevada
61	NMC1111884	JOE 6R	Elko	Nevada
62	NMC1111885	JOE 7R	Elko	Nevada
63	NMC1111886	JOE 8R	Elko	Nevada
64	NMC1111887	JOE 9R	Elko	Nevada
65	NMC1111888	JOE 10R	Elko	Nevada

June 30, 2016

#	BLM Serial Number	Claim Name	County	State
66	NMC1111889	JOE 11R	Elko	Nevada
67	NMC1111890	JOE 12R	Elko	Nevada
68	NMC1111891	JOE 13R	Elko	Nevada
69	NMC1111892	JOE 14R	Elko	Nevada
70	NMC1111893	JOE 15R	Elko	Nevada
71	NMC1111894	JOE 16R	Elko	Nevada
72	NMC395837	WDF # 3	Elko	Nevada
73	NMC395838	WDF # 4	Elko	Nevada
74	NMC395839	WDF # 5	Elko	Nevada
75	NMC395840	WDF # 6	Elko	Nevada
76	NMC395841	WDF # 7	Elko	Nevada
77	NMC395842	WDF # 8	Elko	Nevada
78	NMC395843	WDF # 9	Elko	Nevada
79	NMC395844	WDF # 10	Elko	Nevada
80	NMC395845	WDF # 11	Elko	Nevada
81	NMC395846	WDF # 12	Elko	Nevada
82	NMC395847	WDF # 13	Elko	Nevada
83	NMC395848	WDF # 14	Elko	Nevada
84	NMC395849	WDF # 15	Elko	Nevada
85	NMC395850	WDF # 16	Elko	Nevada
86	NMC395851	WDF # 17	Elko	Nevada
87	NMC395852	WDF # 18	Elko	Nevada
88	NMC395853	WDF # 19	Elko	Nevada
89	NMC395859	WDF # 25	Elko	Nevada
90	NMC395860	WDF # 26	Elko	Nevada
91	NMC395861	WDF # 27	Elko	Nevada
92	NMC395862	WDF # 28	Elko	Nevada
93	NMC395863	WDF # 29	Elko	Nevada

June 30, 2016

#	BLM Serial Number	Claim Name	County	State
94	NMC395864	WDF # 30	Elko	Nevada
95	NMC395865	WDF # 31	Elko	Nevada
96	NMC395866	WDF # 32	Elko	Nevada
97	NMC395867	WDF # 33	Elko	Nevada
98	NMC395868	WDF # 34	Elko	Nevada
99	NMC395869	WDF # 35	Elko	Nevada
100	NMC395870	WDF # 36	Elko	Nevada
101	NMC395873	WDF # 39	Elko	Nevada
102	NMC395874	WDF # 40	Elko	Nevada
103	NMC395875	WDF # 41	Elko	Nevada
104	NMC395876	WDF # 42	Elko	Nevada
105	NMC395877	WDF # 43	Elko	Nevada
106	NMC395878	WDF # 44	Elko	Nevada
107	NMC395879	WDF # 45	Elko	Nevada
108	NMC395880	WDF # 46	Elko	Nevada
109	NMC395881	WDF # 47	Elko	Nevada
110	NMC395882	WDF # 48	Elko	Nevada
111	NMC395883	WDF # 49	Elko	Nevada
112	NMC395884	WDF # 50	Elko	Nevada
113	NMC395901	WDF # 67	Elko	Nevada
114	NMC395902	WDF # 68	Elko	Nevada
115	NMC395903	WDF # 69	Elko	Nevada
116	NMC395904	WDF # 70	Elko	Nevada
117	NMC395905	WDF # 71	Elko	Nevada
118	NMC395906	WDF # 72	Elko	Nevada
119	NMC395907	WDF # 73	Elko	Nevada
120	NMC395908	WDF # 74	Elko	Nevada
121	NMC395909	WDF # 75	Elko	Nevada

June 30, 2016

#	BLM Serial Number	Claim Name	County	State
122	NMC395910	WDF # 76	Elko	Nevada
123	NMC395911	WDF # 77	Elko	Nevada
124	NMC395912	WDF # 78	Elko	Nevada
125	NMC395913	WDF # 79	Elko	Nevada
126	NMC395914	WDF # 80	Elko	Nevada
127	NMC395915	WDF # 81	Elko	Nevada
128	NMC395916	WDF # 82	Elko	Nevada
129	NMC395917	WDF # 83	Elko	Nevada
130	NMC395918	WDF # 84	Elko	Nevada
131	NMC395919	WDF # 85	Elko	Nevada
132	NMC395920	WDF # 86	Elko	Nevada
133	NMC395939	WDF #105	Elko	Nevada
134	NMC395940	WDF #106	Elko	Nevada
135	NMC395941	WDF #107	Elko	Nevada
136	NMC395942	WDF #108	Elko	Nevada
137	NMC395943	WDF #109	Elko	Nevada
138	NMC395944	WDF #110	Elko	Nevada
139	NMC395945	WDF #111	Elko	Nevada
140	NMC395946	WDF #112	Elko	Nevada
141	NMC395947	WDF #113	Elko	Nevada
142	NMC395948	WDF #114	Elko	Nevada
143	NMC395949	WDF #115	Elko	Nevada
144	NMC395950	WDF #116	Elko	Nevada
145	NMC395951	WDF #117	Elko	Nevada
146	NMC395952	WDF #118	Elko	Nevada
147	NMC395953	WDF #119	Elko	Nevada
148	NMC395954	WDF #120	Elko	Nevada
149	NMC395955	WDF #121	Elko	Nevada

June 30, 2016

#	BLM Serial Number	Claim Name	County	State
150	NMC395976	WDF #157	Elko	Nevada
151	NMC395977	WDF #158	Elko	Nevada
152	NMC395978	WDF #159	Elko	Nevada
153	NMC395979	WDF #160	Elko	Nevada
154	NMC395980	WDF #161	Elko	Nevada
155	NMC395981	WDF #162	Elko	Nevada
156	NMC395982	WDF #163	Elko	Nevada
157	NMC395983	WDF #164	Elko	Nevada
158	NMC395984	WDF #165	Elko	Nevada
159	NMC396020	WDF #216	Elko	Nevada
160	NMC402863	LAY # 11	Elko	Nevada
161	NMC402864	LAY # 12	Elko	Nevada
162	NMC402865	LAY # 13	Elko	Nevada
163	NMC402866	LAY # 14	Elko	Nevada
164	NMC402867	LAY # 15	Elko	Nevada
165	NMC402868	LAY # 16	Elko	Nevada
166	NMC402869	LAY # 17	Elko	Nevada
167	NMC402870	LAY # 18	Elko	Nevada
168	NMC402871	LAY # 19	Elko	Nevada
169	NMC402872	LAY # 20	Elko	Nevada
170	NMC402873	LAY # 21	Elko	Nevada
171	NMC402874	LAY # 22	Elko	Nevada
172	NMC402875	LAY # 23	Elko	Nevada
173	NMC402876	LAY # 24	Elko	Nevada
174	NMC402901	LAY # 49	Elko	Nevada
175	NMC402902	LAY # 50	Elko	Nevada
176	NMC402903	LAY # 51	Elko	Nevada
177	NMC402904	LAY # 52	Elko	Nevada

June 30, 2016

#	BLM Serial Number	Claim Name	County	State
178	NMC402905	LAY # 53	Elko	Nevada
179	NMC402906	LAY # 54	Elko	Nevada
180	NMC402907	LAY # 55	Elko	Nevada
181	NMC402908	LAY # 56	Elko	Nevada
182	NMC402909	LAY # 57	Elko	Nevada
183	NMC402910	LAY # 58	Elko	Nevada
184	NMC402959	LAY #107	Elko	Nevada
185	NMC402961	LAY #109	Elko	Nevada
186	NMC402963	LAY #111	Elko	Nevada
187	NMC402965	LAY #113	Elko	Nevada
188	NMC402967	LAY #115	Elko	Nevada
189	NMC405029	ANT # 8	Elko	Nevada
190	NMC405030	ANT # 9	Elko	Nevada
191	NMC405031	ANT # 10	Elko	Nevada
192	NMC405032	ANT # 11	Elko	Nevada
193	NMC405033	ANT # 12	Elko	Nevada
194	NMC405034	ANT # 13	Elko	Nevada
195	NMC405035	ANT # 14	Elko	Nevada
196	NMC405036	ANT # 15	Elko	Nevada
197	NMC405037	ANT # 16	Elko	Nevada
198	NMC405038	ANT # 17	Elko	Nevada
199	NMC405039	ANT # 18	Elko	Nevada
200	NMC405040	ANT # 19	Elko	Nevada
201	NMC405041	ANT # 20	Elko	Nevada
202	NMC405042	ANT # 21	Elko	Nevada
203	NMC405043	ANT # 22	Elko	Nevada
204	NMC405044	ANT # 23	Elko	Nevada
205	NMC405045	ANT # 24	Elko	Nevada

June 30, 2016

#	BLM Serial Number	Claim Name	County	State
206	NMC405048	ANT # 27	Elko	Nevada
207	NMC405049	ANT # 28	Elko	Nevada
208	NMC405050	ANT # 29	Elko	Nevada
209	NMC405051	ANT # 30	Elko	Nevada
210	NMC500485	HOL # 10	Elko	Nevada
211	NMC500486	HOL # 11	Elko	Nevada
212	NMC500487	HOL # 12	Elko	Nevada
213	NMC500488	HOL # 13	Elko	Nevada
214	NMC500489	HOL # 14	Elko	Nevada
215	NMC500490	HOL # 15	Elko	Nevada
216	NMC500491	HOL # 16	Elko	Nevada
217	NMC500492	HOL # 17	Elko	Nevada
218	NMC500493	HOL # 18	Elko	Nevada
219	NMC500504	HOL # 29	Elko	Nevada
220	NMC500505	HOL # 30	Elko	Nevada
221	NMC515541	MWB # 2	Elko	Nevada
222	NMC679459	CLYN 1	Elko	Nevada
223	NMC679460	CLYN 2	Elko	Nevada
224	NMC679461	CLYN 3	Elko	Nevada
225	NMC679462	CLYN 4	Elko	Nevada
226	NMC679463	CLYN 5	Elko	Nevada
227	NMC679464	CLYN 6	Elko	Nevada
228	NMC679465	CLYN 7	Elko	Nevada
229	NMC679466	CLYN 8	Elko	Nevada
230	NMC679467	CLYN 9	Elko	Nevada
231	NMC679468	CLYN 10	Elko	Nevada
232	NMC679469	CLYN 11	Elko	Nevada
233	NMC679470	CLYN 12	Elko	Nevada

June 30, 2016

#	BLM Serial Number	Claim Name	County	State
234	NMC679471	CLYN 13	Elko	Nevada
235	NMC679472	CLYN 14	Elko	Nevada
236	NMC679473	CLYN 15	Elko	Nevada
237	NMC679474	CLYN 16	Elko	Nevada
238	NMC679475	CLYN 17	Elko	Nevada
239	NMC679476	CLYN 18	Elko	Nevada
240	NMC679477	CLYN 19	Elko	Nevada
241	NMC679478	CLYN 20	Elko	Nevada
242	NMC679479	CLYN 21	Elko	Nevada
243	NMC679480	CLYN 22	Elko	Nevada
244	NMC679481	CLYN 23	Elko	Nevada
245	NMC679482	CLYN 24	Elko	Nevada
246	NMC679483	CLYN 25	Elko	Nevada
247	NMC679484	CLYN 26	Elko	Nevada
248	NMC679485	CLYN 27	Elko	Nevada
249	NMC679486	CLYN 28	Elko	Nevada
250	NMC679487	CLYN 29	Elko	Nevada
251	NMC679488	CLYN 30	Elko	Nevada
252	NMC679489	CLYN 31	Elko	Nevada
253	NMC679490	CLYN 32	Elko	Nevada
254	NMC679491	CLYN 33	Elko	Nevada
255	NMC679492	CLYN 34	Elko	Nevada
256	NMC679493	CLYN 35	Elko	Nevada
257	NMC679494	CLYN 36	Elko	Nevada
258	NMC679495	CLYN 37	Elko	Nevada
259	NMC679496	CLYN 38	Elko	Nevada
260	NMC679497	CLYN 39	Elko	Nevada
261	NMC679498	CLYN 40	Elko	Nevada

June 30, 2016

#	BLM Serial Number	Claim Name	County	State
262	NMC679499	CLYN 41	Elko	Nevada
263	NMC679500	CLYN 42	Elko	Nevada
264	NMC679501	CLYN 43	Elko	Nevada
265	NMC679502	CLYN 44	Elko	Nevada
266	NMC679503	CLYN 45	Elko	Nevada
267	NMC679504	CLYN 46	Elko	Nevada
268	NMC679505	CLYN 47	Elko	Nevada
269	NMC679506	CLYN 48	Elko	Nevada
270	NMC679507	CLYN 49	Elko	Nevada
271	NMC679508	CLYN 50	Elko	Nevada
272	NMC679509	CLYN 51	Elko	Nevada
273	NMC679510	CLYN 52	Elko	Nevada
274	NMC679511	CLYN 53	Elko	Nevada
275	NMC679512	CLYN 54	Elko	Nevada
276	NMC679513	CLYN 55	Elko	Nevada
277	NMC679514	CLYN 56	Elko	Nevada
278	NMC679515	CLYN 57	Elko	Nevada
279	NMC679516	CLYN 58	Elko	Nevada
280	NMC679517	CLYN 59	Elko	Nevada
281	NMC679518	CLYN 60	Elko	Nevada
282	NMC679519	CLYN 61	Elko	Nevada
283	NMC679520	CLYN 62	Elko	Nevada
284	NMC679521	CLYN 63	Elko	Nevada
285	NMC679522	CLYN 64	Elko	Nevada
286	NMC679523	CLYN 65	Elko	Nevada
287	NMC679524	CLYN 66	Elko	Nevada
288	NMC679525	CLYN 67	Elko	Nevada
289	NMC679526	CLYN 68	Elko	Nevada

June 30, 2016

#	BLM Serial Number	Claim Name	County	State
290	NMC679527	CLYN 69	Elko	Nevada
291	NMC679528	CLYN 70	Elko	Nevada
292	NMC679529	CLYN 71	Elko	Nevada
293	NMC679530	CLYN 72	Elko	Nevada
294	NMC679531	CLYN 73	Elko	Nevada
295	NMC679532	CLYN 74	Elko	Nevada
296	NMC679533	CLYN 75	Elko	Nevada
297	NMC679534	CLYN 76	Elko	Nevada
298	NMC679535	CLYN 77	Elko	Nevada
299	NMC679536	CLYN 78	Elko	Nevada
300	NMC679537	CLYN 79	Elko	Nevada
301	NMC679538	CLYN 80	Elko	Nevada
302	NMC679539	CLYN 81	Elko	Nevada
303	NMC679540	CLYN 82	Elko	Nevada
304	NMC679541	CLYN 83	Elko	Nevada
305	NMC679542	CLYN 84	Elko	Nevada
306	NMC679543	CLYN 85	Elko	Nevada
307	NMC679544	CLYN 86	Elko	Nevada
308	NMC679545	CLYN 87	Elko	Nevada
309	NMC679546	CLYN 88	Elko	Nevada
310	NMC679547	CLYN 89	Elko	Nevada
311	NMC679548	CLYN 90	Elko	Nevada
312	NMC679549	CLYN 91	Elko	Nevada
313	NMC679550	CLYN 92	Elko	Nevada
314	NMC679551	CLYN 93	Elko	Nevada
315	NMC679552	CLYN 94	Elko	Nevada
316	NMC679553	CLYN 95	Elko	Nevada
317	NMC679560	CLYN 102	Elko	Nevada

June 30, 2016

#	BLM Serial Number	Claim Name	County	State
318	NMC679561	CLYN 103	Elko	Nevada
319	NMC679562	CLYN 104	Elko	Nevada
320	NMC679563	CLYN 105	Elko	Nevada
321	NMC679564	CLYN 106	Elko	Nevada
322	NMC679565	CLYN 107	Elko	Nevada
323	NMC679566	CLYN 108	Elko	Nevada
324	NMC679567	CLYN 109	Elko	Nevada
325	NMC679568	CLYN 110	Elko	Nevada
326	NMC679569	CLYN 111	Elko	Nevada
327	NMC679570	CLYN 112	Elko	Nevada
328	NMC679571	CLYN 113	Elko	Nevada
329	NMC679572	CLYN 114	Elko	Nevada
330	NMC679573	CLYN 115	Elko	Nevada
331	NMC679574	CLYN 116	Elko	Nevada
332	NMC679575	CLYN 117	Elko	Nevada
333	NMC679576	CLYN 118	Elko	Nevada
334	NMC679577	CLYN 119	Elko	Nevada
335	NMC679578	CLYN 120	Elko	Nevada
336	NMC679579	CLYN 121	Elko	Nevada
337	NMC679580	CLYN 122	Elko	Nevada
338	NMC679581	CLYN 123	Elko	Nevada
339	NMC679582	CLYN 124	Elko	Nevada
340	NMC679583	CLYN 125	Elko	Nevada
341	NMC679584	CLYN 126	Elko	Nevada
342	NMC679585	CLYN 127	Elko	Nevada
343	NMC679586	CLYN 128	Elko	Nevada
344	NMC679587	CLYN 129	Elko	Nevada
345	NMC679588	CLYN 130	Elko	Nevada

June 30, 2016

#	BLM Serial Number	Claim Name	County	State
346	NMC679589	CLYN 131	Elko	Nevada
347	NMC679590	CLYN 132	Elko	Nevada
348	NMC679591	CLYN 133	Elko	Nevada
349	NMC679592	CLYN 134	Elko	Nevada
350	NMC679593	CLYN 135	Elko	Nevada
351	NMC679594	CLYN 136	Elko	Nevada
352	NMC679595	CLYN 137	Elko	Nevada
353	NMC679596	CLYN 138	Elko	Nevada
354	NMC679597	CLYN 139	Elko	Nevada
355	NMC679599	CLYN 141	Elko	Nevada
356	NMC679602	CLYN 144	Elko	Nevada
357	NMC679619	CLYN 161	Elko	Nevada
358	NMC679620	CLYN 162	Elko	Nevada
359	NMC679621	CLYN 163	Elko	Nevada
360	NMC679622	CLYN 164	Elko	Nevada
361	NMC679623	CLYN 165	Elko	Nevada
362	NMC679624	CLYN 166	Elko	Nevada
363	NMC679625	CLYN 167	Elko	Nevada
364	NMC679626	CLYN 168	Elko	Nevada
365	NMC679627	CLYN 169	Elko	Nevada
366	NMC679628	CLYN 170	Elko	Nevada
367	NMC679629	CLYN 171	Elko	Nevada
368	NMC679630	CLYN 172	Elko	Nevada
369	NMC679631	CLYN 173	Elko	Nevada
370	NMC679632	CLYN 174	Elko	Nevada
371	NMC679633	CLYN 175	Elko	Nevada
372	NMC679634	CLYN 176	Elko	Nevada
373	NMC679635	CLYN 177	Elko	Nevada

June 30, 2016

#	BLM Serial Number	Claim Name	County	State
374	NMC679636	CLYN 178	Elko	Nevada
375	NMC679637	CLYN 179	Elko	Nevada
376	NMC679638	CLYN 180	Elko	Nevada
377	NMC679639	CLYN 181	Elko	Nevada
378	NMC679640	CLYN 182	Elko	Nevada
379	NMC679641	CLYN 183	Elko	Nevada
380	NMC679642	CLYN 184	Elko	Nevada
381	NMC679643	CLYN 185	Elko	Nevada
382	NMC679644	CLYN 186	Elko	Nevada
383	NMC679645	CLYN 187	Elko	Nevada
384	NMC679646	CLYN 188	Elko	Nevada
385	NMC679647	CLYN 189	Elko	Nevada
386	NMC679648	CLYN 190	Elko	Nevada
387	NMC679649	CLYN 191	Elko	Nevada
388	NMC679650	CLYN 192	Elko	Nevada
389	NMC679651	CLYN 193	Elko	Nevada
390	NMC679652	CLYN 194	Elko	Nevada
391	NMC679653	CLYN 195	Elko	Nevada
392	NMC679671	CLYN 213	Elko	Nevada
393	NMC679672	CLYN 214	Elko	Nevada
394	NMC679673	CLYN 215	Elko	Nevada
395	NMC679674	CLYN 216	Elko	Nevada
396	NMC679679	CLYN 221	Elko	Nevada
397	NMC679681	CLYN 223	Elko	Nevada
398	NMC679683	CLYN 225	Elko	Nevada
399	NMC679685	CLYN 227	Elko	Nevada
400	NMC679687	CLYN 229	Elko	Nevada
401	NMC679688	CLYN 230	Elko	Nevada

June 30, 2016

#	BLM Serial Number	Claim Name	County	State
402	NMC679690	CLYN 232	Elko	Nevada
403	NMC679692	CLYN 234	Elko	Nevada
404	NMC679693	CLYN 235	Elko	Nevada
405	NMC679694	CLYN 236	Elko	Nevada
406	NMC679695	CLYN 237	Elko	Nevada
407	NMC679696	CLYN 238	Elko	Nevada
408	NMC679697	CLYN 239	Elko	Nevada
409	NMC679698	CLYN 240	Elko	Nevada
410	NMC679699	CLYN 241	Elko	Nevada
411	NMC679700	CLYN 242	Elko	Nevada
412	NMC679701	CLYN 243	Elko	Nevada
413	NMC679702	CLYN 244	Elko	Nevada
414	NMC679703	CLYN 245	Elko	Nevada
415	NMC679704	CLYN 246	Elko	Nevada
416	NMC679705	CLYN 247	Elko	Nevada
417	NMC679706	CLYN 248	Elko	Nevada
418	NMC679707	CLYN 249	Elko	Nevada
419	NMC679708	CLYN 250	Elko	Nevada
420	NMC679709	CLYN 251	Elko	Nevada
421	NMC679710	CLYN 252	Elko	Nevada
422	NMC679711	CLYN 253	Elko	Nevada
423	NMC679712	CLYN 254	Elko	Nevada
424	NMC679713	CLYN 255	Elko	Nevada
425	NMC679714	CLYN 256	Elko	Nevada
426	NMC679715	CLYN 257	Elko	Nevada
427	NMC679716	CLYN 258	Elko	Nevada
428	NMC679717	CLYN 259	Elko	Nevada
429	NMC679718	CLYN 260	Elko	Nevada

June 30, 2016

#	BLM Serial Number	Claim Name	County	State
430	NMC685077	CLYN 261	Elko	Nevada
431	NMC685130	ROSIE 53A	Elko	Nevada
432	NMC685131	ROSIE 54A	Elko	Nevada
433	NMC685132	ROSIE 55A	Elko	Nevada
434	NMC685133	ROSIE 56A	Elko	Nevada
435	NMC685134	ROSIE 57A	Elko	Nevada
436	NMC685135	ROSIE 58A	Elko	Nevada
437	NMC685136	ROSIE 59A	Elko	Nevada
438	NMC685137	ROSIE 60A	Elko	Nevada
439	NMC685138	ROSIE 61A	Elko	Nevada
440	NMC685139	ROSIE 62A	Elko	Nevada
441	NMC685140	ROSIE 63A	Elko	Nevada
442	NMC685141	ROSIE 64A	Elko	Nevada
443	NMC685142	ROSIE 65A	Elko	Nevada
444	NMC685143	ROSIE 66A	Elko	Nevada
445	NMC685144	ROSIE 67A	Elko	Nevada
446	NMC750315	BMA 31B	Elko	Nevada
447	NMC750316	BMA 32B	Elko	Nevada
448	NMC750317	BMA 33B	Elko	Nevada
449	NMC750318	AAG 1A	Elko	Nevada
450	NMC750319	AAG 2A	Elko	Nevada
451	NMC750320	AAG 3A	Elko	Nevada
452	NMC750321	AAG 4A	Elko	Nevada
453	NMC750322	AAG 5A	Elko	Nevada
454	NMC750323	AAG 6A	Elko	Nevada
455	NMC750324	AAG 7A	Elko	Nevada
456	NMC750325	AAG 8A	Elko	Nevada
457	NMC750326	AAG 9A	Elko	Nevada

June 30, 2016

#	BLM Serial Number	Claim Name	County	State
458	NMC750327	AAG 10A	Elko	Nevada
459	NMC750328	AAG 11A	Elko	Nevada
460	NMC750329	AAG 12A	Elko	Nevada
461	NMC750330	AAG 13A	Elko	Nevada
462	NMC750331	AAG 14A	Elko	Nevada
463	NMC750332	AAG 15A	Elko	Nevada
464	NMC750333	AAG 16A	Elko	Nevada
465	NMC750334	AAG 17A	Elko	Nevada
466	NMC750335	AAG 18A	Elko	Nevada
467	NMC750336	AAG 19A	Elko	Nevada
468	NMC750337	AAG 20A	Elko	Nevada
469	NMC750338	AAG 21A	Elko	Nevada
470	NMC750339	AAG 22A	Elko	Nevada
471	NMC750340	AAG 23A	Elko	Nevada
472	NMC750341	AAG 24A	Elko	Nevada
473	NMC750342	AAG 25A	Elko	Nevada
474	NMC750343	AAG 26A	Elko	Nevada
475	NMC750344	AAG 27A	Elko	Nevada
476	NMC750345	AAG 28A	Elko	Nevada
477	NMC750346	AAG 29A	Elko	Nevada
478	NMC750347	AAG 30A	Elko	Nevada
479	NMC750348	AAG 31A	Elko	Nevada
480	NMC750349	AAG 32A	Elko	Nevada
481	NMC750350	AAG 33A	Elko	Nevada
482	NMC750351	AAG 34A	Elko	Nevada
483	NMC750352	AAG 35A	Elko	Nevada
484	NMC750353	AAG 36A	Elko	Nevada
485	NMC750354	AAG 37A	Elko	Nevada

June 30, 2016

#	BLM Serial Number	Claim Name	County	State
486	NMC750355	AAG 38A	Elko	Nevada
487	NMC750356	AAG 39A	Elko	Nevada
488	NMC750357	AAG 40A	Elko	Nevada
489	NMC750358	AAG 41A	Elko	Nevada
490	NMC750359	AAG 43A	Elko	Nevada
491	NMC750360	AAG 44A	Elko	Nevada
492	NMC750361	AAG 45A	Elko	Nevada
493	NMC750362	AAG 46A	Elko	Nevada
494	NMC750363	AAG 47A	Elko	Nevada
495	NMC750364	AAG 48A	Elko	Nevada
496	NMC750365	AAG 49A	Elko	Nevada
497	NMC750366	AAG 50A	Elko	Nevada
498	NMC750367	AAG 51A	Elko	Nevada
499	NMC750368	AAG 52A	Elko	Nevada
500	NMC750369	AAG 53A	Elko	Nevada
501	NMC750370	AAG 54A	Elko	Nevada
502	NMC750371	AAG 55A	Elko	Nevada
503	NMC750372	AAG 56A	Elko	Nevada
504	NMC750373	AAG 57A	Elko	Nevada
505	NMC750374	AAG 58A	Elko	Nevada
506	NMC750375	AAG 59A	Elko	Nevada
507	NMC750376	AAG 60A	Elko	Nevada
508	NMC750377	AAG 61A	Elko	Nevada
509	NMC750378	AAG 62A	Elko	Nevada
510	NMC750379	AAG 63A	Elko	Nevada
511	NMC750380	AAG 64A	Elko	Nevada
512	NMC750381	AAG 65A	Elko	Nevada
513	NMC750382	AAG 66A	Elko	Nevada

June 30, 2016

#	BLM Serial Number	Claim Name	County	State
514	NMC750383	AAG 67A	Elko	Nevada
515	NMC750384	AAG 68A	Elko	Nevada
516	NMC750385	AAG 69A	Elko	Nevada
517	NMC750386	AAG 70A	Elko	Nevada
518	NMC750387	AAG 71A	Elko	Nevada
519	NMC750388	AAG 72A	Elko	Nevada
520	NMC750389	AAG 73A	Elko	Nevada
521	NMC750390	AAG 74A	Elko	Nevada
522	NMC750391	AAG 75A	Elko	Nevada
523	NMC750392	AAG 76A	Elko	Nevada
524	NMC750393	AAG 77A	Elko	Nevada
525	NMC750394	AAG 78A	Elko	Nevada
526	NMC750395	AAG 79A	Elko	Nevada
527	NMC750396	AAG 80A	Elko	Nevada
528	NMC750397	AAG 81A	Elko	Nevada
529	NMC750398	AAG 82A	Elko	Nevada
530	NMC750399	AAG 83A	Elko	Nevada
531	NMC750400	AAG 84A	Elko	Nevada
532	NMC750401	AAG 85A	Elko	Nevada
533	NMC750402	AAG 86A	Elko	Nevada
534	NMC750403	AAG 87A	Elko	Nevada
535	NMC750404	AAG 88A	Elko	Nevada
536	NMC750405	AAG 89A	Elko	Nevada
537	NMC750406	AAG 90A	Elko	Nevada
538	NMC750407	AAG 91A	Elko	Nevada
539	NMC750408	AAG 92A	Elko	Nevada
540	NMC750409	AAG 93A	Elko	Nevada
541	NMC750410	AAG 94A	Elko	Nevada

June 30, 2016

#	BLM Serial Number	Claim Name	County	State
542	NMC750411	AAG 95A	Elko	Nevada
543	NMC750412	AAG 96A	Elko	Nevada
544	NMC750413	AAG 97A	Elko	Nevada
545	NMC750414	AAG 98A	Elko	Nevada
546	NMC750415	AAG 99A	Elko	Nevada
547	NMC750416	AAG 100A	Elko	Nevada
548	NMC750417	AAG 101A	Elko	Nevada
549	NMC750418	AAG 102A	Elko	Nevada
550	NMC750419	AAG 103A	Elko	Nevada
551	NMC750420	AAG 104A	Elko	Nevada
552	NMC750421	AAG 105A	Elko	Nevada
553	NMC750422	AAG 106A	Elko	Nevada
554	NMC750423	AAG 107A	Elko	Nevada
555	NMC788817	HO 1	Elko	Nevada
556	NMC788818	HO 2	Elko	Nevada
557	NMC788819	HO 3	Elko	Nevada
558	NMC788820	HO 4	Elko	Nevada
559	NMC788821	HO 5	Elko	Nevada
560	NMC788822	HO 6	Elko	Nevada
561	NMC788823	HO 7	Elko	Nevada
562	NMC788824	HO 8	Elko	Nevada
563	NMC788825	HO 9	Elko	Nevada
564	NMC788826	HO 10	Elko	Nevada
565	NMC788827	HO 11	Elko	Nevada
566	NMC788828	HO 12	Elko	Nevada
567	NMC788829	HO 13	Elko	Nevada
568	NMC788830	HO 14	Elko	Nevada
569	NMC788831	HO 15	Elko	Nevada

June 30, 2016

#	BLM Serial Number	Claim Name	County	State
570	NMC788832	HO 16	Elko	Nevada
571	NMC788833	HO 17	Elko	Nevada
572	NMC788834	HO 18	Elko	Nevada
573	NMC788835	HO 19	Elko	Nevada
574	NMC788836	HO 20	Elko	Nevada
575	NMC788837	HO 21	Elko	Nevada
576	NMC788838	HO 22	Elko	Nevada
577	NMC788839	HO 23	Elko	Nevada
578	NMC788840	HO 24	Elko	Nevada
579	NMC788841	HO 25	Elko	Nevada
580	NMC788842	HO 26	Elko	Nevada
581	NMC788843	HO 27	Elko	Nevada
582	NMC788844	HO 28	Elko	Nevada
583	NMC788845	HO 29	Elko	Nevada
584	NMC788846	HO 30	Elko	Nevada
585	NMC788847	HO 31	Elko	Nevada
586	NMC788848	HO 32	Elko	Nevada
587	NMC788849	HO 33	Elko	Nevada
588	NMC788850	HO 34	Elko	Nevada
589	NMC788851	HO 35	Elko	Nevada
590	NMC788852	HO 36	Elko	Nevada
591	NMC788853	HO 37	Elko	Nevada
592	NMC788854	HO 38	Elko	Nevada
593	NMC788855	HO 39	Elko	Nevada
594	NMC788856	HO 40	Elko	Nevada
595	NMC788857	HO 41	Elko	Nevada
596	NMC788858	HO 42	Elko	Nevada
597	NMC788859	HO 43	Elko	Nevada

June 30, 2016

#	BLM Serial Number	Claim Name	County	State
598	NMC788860	HO 44	Elko	Nevada
599	NMC788861	HO 45	Elko	Nevada
600	NMC788862	HO 46	Elko	Nevada
601	NMC788863	HO 47	Elko	Nevada
602	NMC788864	HO 48	Elko	Nevada
603	NMC788865	HO 49	Elko	Nevada
604	NMC788866	HO 50	Elko	Nevada
605	NMC788867	HO 51	Elko	Nevada
606	NMC788868	HO 52	Elko	Nevada
607	NMC788869	HO 53	Elko	Nevada
608	NMC788870	HO 54	Elko	Nevada
609	NMC788871	HO 55	Elko	Nevada
610	NMC788872	HO 56	Elko	Nevada
611	NMC788873	HO 57	Elko	Nevada
612	NMC788874	HO 58	Elko	Nevada
613	NMC788875	HO 59	Elko	Nevada
614	NMC788876	HO 60	Elko	Nevada
615	NMC788877	HO 61	Elko	Nevada
616	NMC788878	HO 62	Elko	Nevada
617	NMC788879	HO 63	Elko	Nevada
618	NMC788880	HO 64	Elko	Nevada
619	NMC788881	HO 65	Elko	Nevada
620	NMC788882	HO 66	Elko	Nevada
621	NMC788883	HO 67	Elko	Nevada
622	NMC788884	HO 68	Elko	Nevada
623	NMC788885	HO 69	Elko	Nevada
624	NMC788886	HO 70	Elko	Nevada
625	NMC788887	HO 71	Elko	Nevada

June 30, 2016

#	BLM Serial Number	Claim Name	County	State
626	NMC788888	HO 72	Elko	Nevada
627	NMC788889	HO 73	Elko	Nevada
628	NMC788890	HO 74	Elko	Nevada
629	NMC788891	HO 75	Elko	Nevada
630	NMC788892	HO 76	Elko	Nevada
631	NMC788893	HO 77	Elko	Nevada
632	NMC788894	HO 78	Elko	Nevada
633	NMC788895	HO 79	Elko	Nevada
634	NMC788896	HO 80	Elko	Nevada
635	NMC788897	HO 81	Elko	Nevada
636	NMC788898	HO 82	Elko	Nevada
637	NMC788899	HO 83	Elko	Nevada
638	NMC788900	HO 84	Elko	Nevada
639	NMC788901	HO 85	Elko	Nevada
640	NMC788902	HO 86	Elko	Nevada
641	NMC788903	HO 87	Elko	Nevada
642	NMC788904	HO 88	Elko	Nevada
643	NMC788905	HO 89	Elko	Nevada
644	NMC788906	HO 90	Elko	Nevada
645	NMC788907	HO 91	Elko	Nevada
646	NMC788908	HO 92	Elko	Nevada
647	NMC788909	HO 93	Elko	Nevada
648	NMC788910	HO 94	Elko	Nevada
649	NMC788911	HO 95	Elko	Nevada
650	NMC788912	HO 96	Elko	Nevada
651	NMC788913	HO 97	Elko	Nevada
652	NMC788914	HO 98	Elko	Nevada
653	NMC788915	HO 99	Elko	Nevada

June 30, 2016

#	BLM Serial Number	Claim Name	County	State
654	NMC788916	HO 100	Elko	Nevada
655	NMC788917	HO 101	Elko	Nevada
656	NMC788918	HO 102	Elko	Nevada
657	NMC788919	HO 103	Elko	Nevada
658	NMC788920	HO 104	Elko	Nevada
659	NMC788921	HO 105	Elko	Nevada
660	NMC788922	HO 106	Elko	Nevada
661	NMC788923	HO 107	Elko	Nevada
662	NMC788924	HO 108	Elko	Nevada
663	NMC788925	HO 109	Elko	Nevada
664	NMC788926	HO 110	Elko	Nevada
665	NMC788927	HO 111	Elko	Nevada
666	NMC788928	HO 112	Elko	Nevada
667	NMC788929	HO 113	Elko	Nevada
668	NMC788930	HO 114	Elko	Nevada
669	NMC788931	HO 115	Elko	Nevada
670	NMC788932	HO 116	Elko	Nevada
671	NMC788933	HO 117	Elko	Nevada
672	NMC788934	HO 118	Elko	Nevada
673	NMC788935	HO 119	Elko	Nevada
674	NMC788936	HO 120	Elko	Nevada
675	NMC788937	HO 121	Elko	Nevada
676	NMC788938	HO 122	Elko	Nevada
677	NMC788939	HO 123	Elko	Nevada
678	NMC788940	HO 124	Elko	Nevada
679	NMC788941	HO 125	Elko	Nevada
680	NMC788942	HO 126	Elko	Nevada
681	NMC788943	HO 127	Elko	Nevada

June 30, 2016

#	BLM Serial Number	Claim Name	County	State
682	NMC788944	HO 128	Elko	Nevada
683	NMC788945	HO 129	Elko	Nevada
684	NMC788946	HO 130	Elko	Nevada
685	NMC788947	HO 131	Elko	Nevada
686	NMC788948	HO 132	Elko	Nevada
687	NMC790311	HO 133	Elko	Nevada
688	NMC790312	HO 134	Elko	Nevada
689	NMC790313	HO 135	Elko	Nevada
690	NMC790314	HO 136	Elko	Nevada
691	NMC790315	HO 137	Elko	Nevada
692	NMC790316	HO 138	Elko	Nevada
693	NMC790317	HO 139	Elko	Nevada
694	NMC796330	SC1	Elko	Nevada
695	NMC796331	SC2	Elko	Nevada
696	NMC796332	SC3	Elko	Nevada
697	NMC796333	SC4	Elko	Nevada
698	NMC796334	SC5	Elko	Nevada
699	NMC796335	SC6	Elko	Nevada
700	NMC796336	SC7	Elko	Nevada
701	NMC796337	SC8	Elko	Nevada
702	NMC796338	SC9	Elko	Nevada
703	NMC796339	SC10	Elko	Nevada
704	NMC796340	SC11	Elko	Nevada
705	NMC796341	SC12	Elko	Nevada
706	NMC796342	SC13	Elko	Nevada
707	NMC796343	SC14	Elko	Nevada
708	NMC796344	SC15	Elko	Nevada
709	NMC796345	SC16	Elko	Nevada

June 30, 2016

#	BLM Serial Number	Claim Name	County	State
710	NMC796346	SC17	Elko	Nevada
711	NMC796347	SC18	Elko	Nevada
712	NMC796348	SC19	Elko	Nevada
713	NMC796349	SC20	Elko	Nevada
714	NMC796350	SC21	Elko	Nevada
715	NMC796351	SC22	Elko	Nevada
716	NMC796352	SC23	Elko	Nevada
717	NMC796353	SC24	Elko	Nevada
718	NMC796354	SC25	Elko	Nevada
719	NMC796355	SC26	Elko	Nevada
720	NMC796356	SC27	Elko	Nevada
721	NMC796357	SC28	Elko	Nevada
722	NMC796358	SC29	Elko	Nevada
723	NMC796359	SC30	Elko	Nevada
724	NMC796360	SC31	Elko	Nevada
725	NMC796361	SC32	Elko	Nevada
726	NMC796362	SC33	Elko	Nevada
727	NMC796363	SC34	Elko	Nevada
728	NMC796364	SC35	Elko	Nevada
729	NMC796365	SC36	Elko	Nevada
730	NMC796366	SC37	Elko	Nevada
731	NMC796367	SC38	Elko	Nevada
732	NMC796368	SC39	Elko	Nevada
733	NMC796369	SC40	Elko	Nevada
734	NMC796370	SC41	Elko	Nevada
735	NMC796371	SC42	Elko	Nevada
736	NMC796372	SC43	Elko	Nevada
737	NMC796373	SC44	Elko	Nevada

June 30, 2016

#	BLM Serial Number	Claim Name	County	State
738	NMC796374	SC45	Elko	Nevada
739	NMC796375	SC46	Elko	Nevada
740	NMC796376	SC47	Elko	Nevada
741	NMC796377	SC48	Elko	Nevada
742	NMC796378	SC49	Elko	Nevada
743	NMC796379	SC50	Elko	Nevada
744	NMC796380	SC51	Elko	Nevada
745	NMC796381	SC52	Elko	Nevada
746	NMC796382	SC53	Elko	Nevada
747	NMC796383	SC54	Elko	Nevada
748	NMC796384	SC55	Elko	Nevada
749	NMC796385	SC56	Elko	Nevada
750	NMC796386	SC57	Elko	Nevada
751	NMC796387	SC58	Elko	Nevada
752	NMC796388	SC59	Elko	Nevada
753	NMC796389	SC60	Elko	Nevada
754	NMC796390	SC61	Elko	Nevada
755	NMC796391	SC62	Elko	Nevada
756	NMC796392	SC63	Elko	Nevada
757	NMC796393	SC64	Elko	Nevada
758	NMC796394	SC65	Elko	Nevada
759	NMC843122	CLYN 231A	Elko	Nevada
760	NMC843123	CLYN 233A	Elko	Nevada
761	NMC853444	RIB 1	Elko	Nevada
762	NMC853445	RIB 2	Elko	Nevada
763	NMC853446	RIB 3	Elko	Nevada
764	NMC853447	RIB 4	Elko	Nevada
765	NMC853448	RIB 5	Elko	Nevada

June 30, 2016

#	BLM Serial Number	Claim Name	County	State
766	NMC853449	RIB 6	Elko	Nevada
767	NMC853450	RIB 7	Elko	Nevada
768	NMC853451	RIB 8	Elko	Nevada
769	NMC853452	RIB 9	Elko	Nevada
770	NMC853453	RIB 10	Elko	Nevada
771	NMC853454	RIB 11	Elko	Nevada
772	NMC853455	RIB 12	Elko	Nevada
773	NMC853456	RIB 13	Elko	Nevada
774	NMC858756	MS 1	Elko	Nevada
775	NMC858757	MS 2	Elko	Nevada
776	NMC858758	MS 3	Elko	Nevada
777	NMC858759	MS 4	Elko	Nevada
778	NMC858760	MS 5	Elko	Nevada
779	NMC858761	MS 6	Elko	Nevada
780	NMC858762	MS 7	Elko	Nevada
781	NMC858763	MS 8	Elko	Nevada
782	NMC870750	JO 1	Elko	Nevada
783	NMC870751	JO 2	Elko	Nevada
784	NMC870752	JO 3	Elko	Nevada
785	NMC870753	JO 4	Elko	Nevada
786	NMC870754	JO 5	Elko	Nevada
787	NMC870755	JO 6	Elko	Nevada
788	NMC870756	JO 7	Elko	Nevada
789	NMC870757	JO 8	Elko	Nevada
790	NMC870758	JO 9	Elko	Nevada
791	NMC870759	JO 10	Elko	Nevada
792	NMC870760	JO 11	Elko	Nevada
793	NMC870761	JO 12	Elko	Nevada

June 30, 2016

#	BLM Serial Number	Claim Name	County	State
794	NMC870762	JO 13	Elko	Nevada
795	NMC87306	OLD TIMERS # 5	Elko	Nevada
796	NMC87307	OLD TIMERS # 6	Elko	Nevada
797	NMC87308	OLD TIMERS # 7	Elko	Nevada
798	NMC87309	OLD TIMERS # 8	Elko	Nevada
799	NMC87310	OLD TIMERS # 9	Elko	Nevada
800	NMC87311	JIGGS # 1	Elko	Nevada
801	NMC87312	JIGGS # 2	Elko	Nevada
802	NMC87313	JIGGS # 3	Elko	Nevada
803	NMC87314	JIGGS # 4	Elko	Nevada
804	NMC87315	JIGGS # 5	Elko	Nevada
805	NMC879655	HMS 1	Elko	Nevada
806	NMC879656	HMS 2	Elko	Nevada
807	NMC879657	HMS 3	Elko	Nevada

c.	Hollister Leasehold Interests

i.	Hillcrest Lease Unpatented Mining Claims

#	BLM Serial Number	Claim Name	County	State
1	NMC103752	CAR # 1	Elko	Nevada
2	NMC103753	CAR # 2	Elko	Nevada
3	NMC103754	CAR # 3	Elko	Nevada
4	NMC103755	CAR # 4	Elko	Nevada
5	NMC103756	CAR # 5	Elko	Nevada
6	NMC103763	BILLY 6	Elko	Nevada
7	NMC103764	BILLY # 7	Elko	Nevada
8	NMC103765	PICKUP # 2	Elko	Nevada
9	NMC103767	GAPFILLER	Elko	Nevada

June 30, 2016

#	BLM Serial Number	Claim Name	County	State
10	NMC103768	GAPFILLER # 1	Elko	Nevada
11	NMC103769	JERRY # 1	Elko	Nevada
12	NMC103770	JERRY # 2	Elko	Nevada
13	NMC103771	JERRY # 3	Elko	Nevada
14	NMC103772	JERRY # 4	Elko	Nevada
15	NMC103773	JERRY # 5	Elko	Nevada
16	NMC103774	JERRY # 6	Elko	Nevada
17	NMC103775	JERRY # 7	Elko	Nevada
18	NMC103776	JERRY # 8	Elko	Nevada
19	NMC103777	JERRY # 9	Elko	Nevada
20	NMC103778	JERRY # 10	Elko	Nevada
21	NMC103779	JERRY # 11	Elko	Nevada
22	NMC103780	JERRY # 12	Elko	Nevada
23	NMC103781	JERRY # 13	Elko	Nevada
24	NMC103782	JERRY # 14	Elko	Nevada
25	NMC103783	JERRY # 15	Elko	Nevada
26	NMC103784	JERRY # 16	Elko	Nevada
27	NMC103785	JERRY # 17	Elko	Nevada
28	NMC103786	JERRY # 18	Elko	Nevada
29	NMC103787	JERRY # 19	Elko	Nevada
30	NMC103788	JERRY # 20	Elko	Nevada
31	NMC103789	JERRY # 21	Elko	Nevada
32	NMC103790	JERRY # 23	Elko	Nevada
33	NMC103791	JERRY # 24	Elko	Nevada
34	NMC103792	JERRY # 25	Elko	Nevada
35	NMC103793	JERRY # 28	Elko	Nevada
36	NMC103794	JERRY # 29	Elko	Nevada
37	NMC103795	JERRY # 30	Elko	Nevada

June 30, 2016

#	BLM Serial Number	Claim Name	County	State
38	NMC103796	JERRY # 31	Elko	Nevada
39	NMC617440	PICKUP # 1	Elko	Nevada
40	NMC681147	HAROLDS CLUB 1A	Elko	Nevada
41	NMC681148	HAROLDS CLUB 2A	Elko	Nevada
42	NMC681149	HAROLDS CLUB 3A	Elko	Nevada
43	NMC681150	HAROLDS CLUB 4A	Elko	Nevada
44	NMC681151	HAROLDS CLUB 5A	Elko	Nevada
45	NMC681152	HAROLDS CLUB 8A	Elko	Nevada

ii.	Robbie Lease Unpatented Mining Claims

#	BLM Serial Number	Claim Name	County	State
1	NMC680346	ROBBIE 1A	Elko	Nevada
2	NMC680347	ROBBIE 3A	Elko	Nevada
3	NMC680348	ROBBIE 5A	Elko	Nevada
4	NMC680349	ROBBIE 6A	Elko	Nevada
5	NMC680350	ROBBIE 7A	Elko	Nevada
6	NMC680351	ROBBIE 8A	Elko	Nevada
7	NMC680352	ROBBIE 9A	Elko	Nevada
8	NMC680353	ROBBIE 10A	Elko	Nevada
9	NMC680354	ROBBIE 11A	Elko	Nevada
10	NMC680355	ROBBIE 12A	Elko	Nevada
11	NMC680356	ROBBIE 13A	Elko	Nevada
12	NMC680357	ROBBIE 14A	Elko	Nevada
13	NMC680358	ROBBIE 15A	Elko	Nevada

June 30, 2016

#	BLM Serial Number	Claim Name	County	State
14	NMC680359	ROBBIE 16A	Elko	Nevada
15	NMC680360	ROBBIE 17A	Elko	Nevada
16	NMC680361	ROBBIE 18A	Elko	Nevada
17	NMC680362	ROBBIE 19A	Elko	Nevada
18	NMC680363	ROBBIE 20A	Elko	Nevada
19	NMC680364	ROBBIE 21A	Elko	Nevada
20	NMC680365	ROBBIE 22A	Elko	Nevada
21	NMC680366	ROBBIE 23A	Elko	Nevada
22	NMC680367	ROBBIE 24A	Elko	Nevada
23	NMC680368	ROBBIE 25A	Elko	Nevada
24	NMC680369	ROBBIE 26A	Elko	Nevada
25	NMC680370	ROBBIE 27A	Elko	Nevada
26	NMC680371	ROBBIE 28A	Elko	Nevada
27	NMC680372	ROBBIE 29A	Elko	Nevada
28	NMC680373	ROBBIE 30A	Elko	Nevada
29	NMC680374	ROBBIE 31A	Elko	Nevada
30	NMC680375	ROBBIE 32A	Elko	Nevada
31	NMC680376	ROBBIE 33A	Elko	Nevada
32	NMC680377	ROBBIE 34A	Elko	Nevada
33	NMC680378	ROBBIE 37A	Elko	Nevada
34	NMC680379	ROBBIE 38A	Elko	Nevada
35	NMC680380	ROBBIE 39A	Elko	Nevada
36	NMC680381	ROBBIE 40A	Elko	Nevada
37	NMC680382	ROBBIE 41A	Elko	Nevada
38	NMC680383	ROBBIE 42A	Elko	Nevada
39	NMC680384	ROBBIE 43A	Elko	Nevada
40	NMC680385	ROBBIE 44A	Elko	Nevada
41	NMC680386	ROBBIE 45A	Elko	Nevada

June 30, 2016

#	BLM Serial Number	Claim Name	County	State
42	NMC680387	ROBBIE 46A	Elko	Nevada
43	NMC680388	ROBBIE 47A	Elko	Nevada
44	NMC680389	ROBBIE 48A	Elko	Nevada
45	NMC680390	ROBBIE 49A	Elko	Nevada
46	NMC680391	ROBBIE 50A	Elko	Nevada
47	NMC680392	ROBBIE 51A	Elko	Nevada
48	NMC680393	ROBBIE 52A	Elko	Nevada
49	NMC680394	ROBBIE 53A	Elko	Nevada
50	NMC680395	ROBBIE 54A	Elko	Nevada
51	NMC680396	ROBBIE 55A	Elko	Nevada
52	NMC680397	ROBBIE 56A	Elko	Nevada
53	NMC680398	ROBBIE 57A	Elko	Nevada
54	NMC680399	ROBBIE 58A	Elko	Nevada
55	NMC680400	ROBBIE 59A	Elko	Nevada
56	NMC680401	ROBBIE 60A	Elko	Nevada
57	NMC680402	ROBBIE 61A	Elko	Nevada
58	NMC680403	ROBBIE 62A	Elko	Nevada
59	NMC680404	ROBBIE 63A	Elko	Nevada
60	NMC680405	ROBBIE 64A	Elko	Nevada
61	NMC680406	ROBBIE 65A	Elko	Nevada
62	NMC680407	ROBBIE 66A	Elko	Nevada
63	NMC680408	ROBBIE 67A	Elko	Nevada
64	NMC680409	ROBBIE 68A	Elko	Nevada
65	NMC680410	ROBBIE 69A	Elko	Nevada
66	NMC680411	ROBBIE 70A	Elko	Nevada
67	NMC680412	ROBBIE 71A	Elko	Nevada
68	NMC680413	ROBBIE 72A	Elko	Nevada
69	NMC680414	ROBBIE 73A	Elko	Nevada

June 30, 2016

#	BLM Serial Number	Claim Name	County	State
70	NMC680415	ROBBIE 74A	Elko	Nevada
71	NMC680416	ROBBIE 75A	Elko	Nevada
72	NMC680417	ROBBIE 76A	Elko	Nevada
73	NMC680418	ROBBIE 77A	Elko	Nevada
74	NMC680419	ROBBIE 78A	Elko	Nevada
75	NMC680420	ROBBIE 79A	Elko	Nevada
76	NMC680421	ROBBIE 80A	Elko	Nevada
77	NMC680422	ROBBIE 81A	Elko	Nevada
78	NMC680423	ROBBIE 82A	Elko	Nevada
79	NMC680424	ROBBIE 83A	Elko	Nevada
80	NMC680425	ROBBIE 84A	Elko	Nevada
81	NMC680426	ROBBIE 85A	Elko	Nevada
82	NMC680427	ROBBIE 86A	Elko	Nevada
83	NMC680428	ROBBIE 87A	Elko	Nevada
84	NMC680429	ROBBIE 88A	Elko	Nevada
85	NMC680430	ROBBIE 89A	Elko	Nevada
86	NMC680431	ROBBIE 90A	Elko	Nevada
87	NMC680432	ROBBIE 91A	Elko	Nevada
88	NMC680433	ROBBIE 92A	Elko	Nevada
89	NMC680434	ROBBIE 93A	Elko	Nevada
90	NMC680435	ROBBIE 94A	Elko	Nevada
91	NMC680436	ROBBIE 95A	Elko	Nevada
92	NMC680437	ROBBIE 96A	Elko	Nevada
93	NMC680438	ROBBIE 97A	Elko	Nevada
94	NMC680439	ROBBIE 98A	Elko	Nevada
95	NMC680440	ROBBIE 99A	Elko	Nevada
96	NMC680441	ROBBIE 100A	Elko	Nevada
97	NMC680442	ROBBIE 101A	Elko	Nevada

June 30, 2016

#	BLM Serial Number	Claim Name	County	State
98	NMC680443	ROBBIE 102A	Elko	Nevada
99	NMC680444	ROBBIE 103A	Elko	Nevada
100	NMC680445	ROBBIE 104A	Elko	Nevada
101	NMC680446	ROBBIE 105A	Elko	Nevada
102	NMC680447	ROBBIE 106A	Elko	Nevada
103	NMC680448	ROBBIE 107A	Elko	Nevada
104	NMC680449	ROBBIE 108A	Elko	Nevada
105	NMC680450	ROBBIE 109A	Elko	Nevada
106	NMC680451	ROBBIE 110A	Elko	Nevada
107	NMC680452	ROBBIE 111A	Elko	Nevada

iii.	Newmont Reclaim Area

#	BLM Serial Number	Claim Name	County	State
1	NMC395835	WDF # 1	Elko	Nevada
2	NMC395836	WDF # 2	Elko	Nevada
3	NMC395871	WDF # 37	Elko	Nevada
4	NMC395872	WDF # 38	Elko	Nevada
5	NMC405046	ANT NO. 25	Elko	Nevada
6	NMC405047	ANT NO. 26	Elko	Nevada
7	NMC515540	MWB 1	Elko	Nevada
8	NMC679554	CLYN 96	Elko	Nevada
9	NMC679555	CLYN 97	Elko	Nevada
10	NMC679556	CLYN 98	Elko	Nevada
11	NMC679557	CLYN 99	Elko	Nevada
12	NMC679558	CLYN 100	Elko	Nevada
13	NMC679559	CLYN 101	Elko	Nevada
14	NMC679598	CLYN 140	Elko	Nevada

June 30, 2016

#	BLM Serial Number	Claim Name	County	State
15	NMC679600	CLYN 142	Elko	Nevada
16	NMC679601	CLYN 143	Elko	Nevada
17	NMC679603	CLYN 145	Elko	Nevada
18	NMC679604	CLYN 146	Elko	Nevada
19	NMC679605	CLYN 147	Elko	Nevada
20	NMC679606	CLYN 148	Elko	Nevada
21	NMC679607	CLYN 149	Elko	Nevada
22	NMC679608	CLYN 150	Elko	Nevada
23	NMC679609	CLYN 151	Elko	Nevada
24	NMC679610	CLYN 152	Elko	Nevada
25	NMC679611	CLYN 153	Elko	Nevada
26	NMC679612	CLYN 154	Elko	Nevada
27	NMC679613	CLYN 155	Elko	Nevada
28	NMC679614	CLYN 156	Elko	Nevada
29	NMC679615	CLYN 157	Elko	Nevada
30	NMC679616	CLYN 158	Elko	Nevada
31	NMC679617	CLYN 159	Elko	Nevada
32	NMC679618	CLYN 160	Elko	Nevada
33	NMC679654	CLYN 196	Elko	Nevada
34	NMC679655	CLYN 197	Elko	Nevada
35	NMC679656	CLYN 198	Elko	Nevada
36	NMC679657	CLYN 199	Elko	Nevada
37	NMC679658	CLYN 200	Elko	Nevada
38	NMC679659	CLYN 201	Elko	Nevada
39	NMC679660	CLYN 202	Elko	Nevada
40	NMC679661	CLYN 203	Elko	Nevada
41	NMC679662	CLYN 204	Elko	Nevada
42	NMC679663	CLYN 205	Elko	Nevada

June 30, 2016

#	BLM Serial Number	Claim Name	County	State
43	NMC679664	CLYN 206	Elko	Nevada
44	NMC679665	CLYN 207	Elko	Nevada
45	NMC679666	CLYN 208	Elko	Nevada
46	NMC679667	CLYN 209	Elko	Nevada
47	NMC679669	CLYN 211	Elko	Nevada
48	NMC679670	CLYN 212	Elko	Nevada
49	NMC679675	CLYN 217	Elko	Nevada
50	NMC679676	CLYN 218	Elko	Nevada
51	NMC679677	CLYN 219	Elko	Nevada
52	NMC679678	CLYN 220	Elko	Nevada
53	NMC679680	CLYN 222	Elko	Nevada
54	NMC679682	CLYN 224	Elko	Nevada
55	NMC679684	CLYN 226	Elko	Nevada
56	NMC679686	CLYN 228	Elko	Nevada
57	NMC842947	CLYN 210A	Elko	Nevada

APPENDIX B
Analytical Quality Control Data and
Relative Precision Charts

Carlin Resources 2015 Surface Drilling QAQC Charts

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Carlin Resources 2015 Underground Drilling QAQC Charts

Blanks

Great Basin Gold and Carlin Resources 2006 to 2014 Underground Drilling QAQC Charts

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